     As filed with the Securities and Exchange Commission on June 27, 2006
                           Registration No. 333-______
--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                        CONSUMER PORTFOLIO SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          California                                     33-0459135
(STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

               16355 Laguna Canyon Road, Irvine, California 92618
               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Charles E. Bradley, Jr.
                        CONSUMER PORTFOLIO SERVICES, INC.
                            16355 Laguna Canyon Road
                            Irvine, California 92618
                            Telephone: (949) 753-6800
                               Fax: (949) 753-6897
            (Name, address, including zip code, and telephone number,
                  including area code, of agents for service)

                                                  Copies to:

  Patrick C. Sargent, Esq.                  Thomas J. Poletti, Esq.                    Mitchell S. Cohen, Esq.
    Mark W. Harris, Esq.                    Shoshannah D. Katz, Esq.                    IRELL & MANELLA, LLP
     ANDREWS KURTH LLP            KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP         1800 Avenue of the Stars
1717 Main Street, Suite 3700        10100 Santa Monica Boulevard, 7th Floor                   Suite 900
    Dallas, Texas 75201                  Los Angeles, California 90067              Los Angeles, California 90067
 Telephone: (214) 659-4400                 Telephone: (310) 552-5000                  Telephone: (310) 277-1010
    Fax: (214) 659-4401                       Fax: (310) 552-5001                        Fax: (310) 203-7199

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

                                               CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Title of Each Class of                                     Proposed Maximum        Proposed Maximum
Securities to Be                  Amount to be             Offering Price Per      Aggregate Offering      Amount of
Registered                        Registered               Unit (1)                Price (1)               Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value        4,600,000 shares         $6.73                   $30,958,000             $3,313
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of high and low prices reported for the registrant's Common Stock by the Nasdaq National Market on June 20, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until it shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE HAVE FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE COMMON STOCK. THE COMMON STOCK MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE COMMON STOCK, AND NEITHER WE NOR THE SELLING SHAREHOLDER ARE SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   Subject to Completion dated June ____, 2006

PRELIMINARY  PROSPECTUS

                        CONSUMER PORTFOLIO SERVICES, INC.
                                4,000,000 SHARES
                                  COMMON STOCK

We are a specialty finance company engaged in sub-prime automobile finance, which includes the purchase and servicing of automobile contracts originated primarily by franchised automobile dealers. We indirectly provide financing to vehicle purchasers who typically have limited or impaired credit histories that restrict their ability to obtain financing through traditional lending sources.

We are offering 500,000 shares of our common stock and a selling shareholder, Levine Leichtman Capital Partners II, L.P., is offering 3,500,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholder. The selling shareholder, one of our principal shareholders, beneficially owned approximately 18.3% of our common stock as of June 20, 2006, and also holds $40.0 million of our outstanding secured senior indebtedness.

Our common stock is traded on the Nasdaq National Market under the symbol "CPSS." On June 23, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $7.04 per share.

             INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE RISK FACTORS BEGINNING ON PAGE 8.

                                                              PER SHARE    TOTAL

Public offering price                                         $            $

Underwriting discounts and commissions                        $            $

Proceeds, before expenses, to us (1)                          $            $

Proceeds, before expenses, to the selling shareholder (2)     $            $

(1) We estimate that we will incur approximately $170,000 in offering expenses in connection with this offering.

(2) We will pay all offering expenses related to the offering and sale of shares of our common stock in this offering by the selling shareholder (other than the underwriting discounts and commissions of the selling shareholder).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We and the selling shareholder have granted the underwriter a 30-day option to purchase up to an additional 600,000 shares of our common stock to cover over-allotments, if any, at the public offering price per share, less discounts and commissions.

The underwriter expects that the shares of our common stock will be ready for delivery to purchasers on or about ______________.

                                 JMP SECURITIES

               The date of this prospectus is ________,2006

YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN, OR INCORPORATED INTO, THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE HAVE SUPPLIED ALL INFORMATION CONTAINED OR INCORPORATED BY REFERENCE RELATING TO CONSUMER PORTFOLIO SERVICES, INC. AND OUR SUBSIDIARIES. THE SELLING SHAREHOLDER HAS SUPPLIED CERTAIN INFORMATION CONTAINED IN THE DOCUMENT RELATING TO THE SELLING SHAREHOLDER. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER WE NOR THE SELLING SHAREHOLDER ARE MAKING AN OFFER TO SELL OUR COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THE INFORMATION APPEARING IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary                                                         3
Risk Factors                                                               8
Forward-Looking Statements                                                 17
Use of Proceeds                                                            17
Price Range of Common Stock                                                18
Dividend Policy                                                            19
Capitalization                                                             20
Selected Consolidated Financial Data                                       22
Management's Discussion and Analysis of Financial
 Condition and Results of Operations                                       40
Our Company                                                                50
Management                                                                 52
Certain Transactions                                                       54
Principal Shareholders                                                     55
Description of Capital Stock                                               56
Selling Shareholder                                                        56
Underwriting                                                               56
Legal Matters                                                              58
Experts                                                                    58
Where You Can Find More Information                                        58
Documents Incorporated by Reference                                        59
Index to Consolidated Financial Statements                                 F-1
Independent Registered Public Accounting Firm Reports                      F-2

                               PROSPECTUS SUMMARY

THIS SUMMARY PROVIDES A BRIEF OVERVIEW OF CERTAIN INFORMATION FOUND IN GREATER DETAIL ELSEWHERE IN THIS PROSPECTUS. IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU IN MAKING A DECISION TO PURCHASE OUR COMMON STOCK. WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. FOR MORE COMPLETE INFORMATION, YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND THE DOCUMENTS REFERRED TO IN "WHERE YOU CAN FIND MORE INFORMATION" AND "DOCUMENTS INCORPORATED BY REFERENCE." UNLESS WE INDICATE OTHERWISE, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITER WILL NOT EXERCISE ITS OVER-ALLOTMENT OPTION. UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "WE," "US" AND SIMILAR TERMS MEAN CONSUMER PORTFOLIO SERVICES, INC. AND ITS SUBSIDIARIES.

                                   OUR COMPANY

We are a specialty finance company engaged in purchasing and servicing new and used retail automobile contracts originated primarily by franchised automobile dealerships and, to a lesser extent, by select independent dealers of used automobiles in the United States. We serve as an alternative source of financing for dealers, facilitating sales to sub-prime customers, who have limited credit history, low income or past credit problems and who otherwise might not be able to obtain financing from traditional lending sources. We do not currently lend money directly to consumers but, rather, purchase automobile contracts from dealers under several different financing programs. We are headquartered in Irvine, California and have three additional strategically located servicing branches in Virginia, Florida and Illinois.

We began our operations in October 1991. From our inception through March 31, 2006, we have purchased, in aggregate, approximately $6.3 billion of automobile contracts from dealers. In addition, we obtained a total of approximately $605.0 million of automobile contracts in three acquisitions in 2002, 2003 and 2004. We establish our relationships with dealers through our marketing representatives. As of March 31, 2006, we had 85 marketing representatives and we had active contract relationships with over 7,300 dealers in 47 states. Approximately 92% of these dealers are franchised new car dealers that sell both new and used cars and the remainder are independent used car dealers. For the year ended December 31, 2005, approximately 81% of the automobile contracts purchased under our programs consisted of financing for used cars and 19% consisted of financing for new cars.

We purchase automobile contracts with the intention of financing them on a long-term basis through securitizations. Depending on the structure of the securitization, the transaction may be treated as a sale of the contracts or as a secured financing for financial accounting purposes. Since the third quarter of 2003, we have structured our securitization transactions to be treated as secured financings for financial accounting purposes, which means the contracts and the asset-backed notes issued remain on our balance sheet, and the interest income from the contracts and the related financing costs of the asset-backed notes are recognized over the life of the underlying pool of contracts. As of March 31, 2006, we had a total managed automobile contract portfolio of approximately $1,240.0 million, which included $1,144.3 million of automobile contracts held by subsidiaries that are consolidated on our balance sheet and $95.6 million of automobile contracts held by subsidiaries that are not consolidated on our balance sheet.

Our net income was $1.8 million, or $0.07 per diluted share, for the three months ended March 31, 2006, and $3.4 million, or $0.14 per diluted share, for the year ended December 31, 2005. As of March 31, 2006, we had $75.6 million in shareholders' equity and $1,354.2 million in total assets, of which $1,050.8 million were net automobile receivables. During the three months ended March 31, 2006 and the year ended December 31, 2005, we purchased a total of $255.6 million and $691.3 million, respectively, of automobile contracts.

OUR BUSINESS STRATEGY

Our business objective is to maximize long-term profitability by efficiently purchasing and servicing sub-prime automobile contracts that generate strong and consistent risk-adjusted returns. We achieve this objective by employing our business strategy, which includes the following key elements:

DISCIPLINED GROWTH IN AUTOMOBILE CONTRACT PURCHASES AND TOTAL MANAGED PORTFOLIO. We have focused on steady origination growth by expanding our network of marketing representatives. Since 2003, we have grown the number of marketing representatives from 42 as of December 31, 2003 to 85 as of March 31, 2006. We intend to continue to grow originations by further expansion of our marketing representative network, through increased dealer penetration (that is, increasing automobile contract purchases from our current dealer base), and by developing new dealer relationships. We intend to increase dealer penetration through our recent initiatives to improve dealer service levels by decreasing our application "turnaround" and funding times. Our annual automobile finance contract purchases have grown from $357.3 million in fiscal year 2003, to $447.2 million in fiscal year 2004, to $691.3 million in fiscal year 2005 and to $801.5 million for the twelve months ended March 31, 2006, representing a compounded annual growth rate of 43.2%. Additionally, our managed portfolio increased from $743.5 million as of December 31, 2003 to $906.9 million as of December 31, 2004, to $1,121.7 million as of December 31, 2005, and to $1,240.0 million as of March 31, 2006, representing a compounded annual growth rate of 25.5%.

CENTRALIZED CREDIT UNDERWRITING PLATFORM FOCUSED ON DISCIPLINED CREDIT MANAGEMENT. We underwrite all of our automobile contract purchases through a centralized process at our corporate headquarters in Irvine, California. We believe that a centralized underwriting approach enables us to maintain close control over the credit quality of our managed portfolio. During our underwriting process, we utilize a proprietary automated decisioning system that we have developed and continually enhanced over the last seven years. A major component of our automated system is a scorecard that we developed using the historical credit performance of our managed receivables portfolio. We also rely, to a lesser extent, on the judgment of our trained credit analysts to make risk-based credit and pricing decisions. Our high level of automation enhances our ability to make consistent credit decisions in a growth environment. Our credit performance has shown significant improvement with net charge-offs as a percentage of our average managed receivables portfolio equal to 6.8% for the year ended December 31, 2003, 7.8% for the year ended December 31, 2004, 5.3% for the year ended December 31, 2005, and 4.8% for the three months ended March 31, 2006.

GEOGRAPHICALLY FOCUSED SERVICING CENTERS ALLOW OPERATING FLEXIBILITY AND DRIVE PORTFOLIO PERFORMANCE. We maintain four strategically located servicing centers across the country in California, Virginia, Florida, and Illinois. All four servicing centers are linked on-line with our automated collections system and accounts can be allocated between the different facilities as needed to optimize resource allocation. This strategy affords us solid time zone coverage, the ability to leverage the employee base in our four servicing locations and provides back-up capabilities for disaster scenarios. We have used performance benchmarking of the centers and internal disclosure of comparative performance data to encourage competition among our centers and to improve processes. We believe these techniques have contributed to improved delinquencies and charge-offs for the total managed portfolio.

SECURITIZATION FUNDING STRATEGY AND HIGH-QUALITY EARNINGS. We purchase automobile contracts with the intention of financing them on a long-term basis through asset-backed term securitizations. We have been a regular issuer of asset-backed securities since 1994, completing 40 asset-backed term securitizations totaling over $4.3 billion through March 31, 2006. Our securitization funding strategy provides us with an attractive cost of matched funding and allows us to mitigate interest rate risk by locking in a fixed interest rate spread at the time of securitization, since the interest received on automobile contracts and interest paid for securitization notes payable are both fixed rate obligations. Additionally, since the third quarter of 2003, we have structured our securitizations to be treated for financial accounting purposes as secured financings, rather than as sales of automobile contracts. Generally, we expect that our revenues will grow proportionately to the size of our on-balance sheet portfolio of automobile contracts, thereby generating a recurring stream of interest income. We believe this securitization structure reduces the potential earnings volatility associated with accounting for securitizations as sales of automobile contracts, and as a result, has improved the quality of our earnings.

IMPROVED OPERATING EFFICIENCY GAINS THROUGH ECONOMIES OF SCALE AND INVESTMENTS IN TECHNOLOGY. We believe that the use of technology in both our contract origination and servicing platforms has enabled us to achieve economies of scale as we have continued to grow our managed receivables portfolio. With our existing infrastructure, we expect to continue to be positioned to support future portfolio growth with slower increases in core operating expenses (that is, total expenses excluding provision for credit losses, interest expense and impairment loss on residual assets). Our core operating expenses as a percentage of average managed receivables have declined from 10.4% for the fiscal year 2003, to 8.4% for fiscal year 2004, 8.0% for fiscal year 2005 and 6.5% annualized for the three months ended March 31, 2006.

THE SELLING SHAREHOLDER

The selling shareholder, Levine Leichtman Capital Partners II, L.P., is one of our principal shareholders, and as of June 20, 2006 beneficially owned approximately 18.3% of the outstanding shares of our common stock. The selling shareholder also holds $40.0 million of our outstanding secured senior debt securities. The selling shareholder was formed in 1997 and acquired its shares of our common stock in connection with a series of purchases of our debt securities beginning in October 1998. We entered into a registration rights agreement, as subsequently amended and restated, with the selling shareholder to provide registration rights covering such shares. For more information, see "Selling Shareholder--Registration Rights Agreement."

For information regarding the beneficial ownership of our common stock for the selling shareholder as of May 31, 2006 and as adjusted to reflect the sale of the common stock in this offering by the selling shareholder, see "Principal Shareholders."

                               GENERAL INFORMATION

Our principal executive offices are located at 16355 Laguna Canyon Road, Irvine, California 92618, and our telephone number is (949) 753-6800. Our website is www.consumerportfolio.com. None of the information on or hyperlinked from our website is incorporated by reference into this prospectus.

                                  THE OFFERING

Common stock offered by us:                             500,000 shares(1)

Common stock offered by the selling shareholder:        3,500,000 shares(1)

Common stock to be outstanding after the offering:      22,313,041 shares (1) (2)

Use of proceeds:                                        We will receive the net proceeds from the sale
                                                        of 500,000 shares of our common stock, and
                                                        intend to use such net proceeds for the
                                                        purchase of automobile contracts and for
                                                        general corporate purposes. We will not
                                                        receive any proceeds from the sale of shares
                                                        by the selling shareholder.

Nasdaq National Market symbol:                          CPSS

_________________

(1) Excludes a 30-day option granted to the underwriter by us and by the selling shareholder to purchase up to 600,000 additional shares of common stock to cover over-allotments, if any. We granted an option to purchase up to 112,442 shares and the selling shareholder granted an option for up to 487,558 shares.

(2) Based on shares outstanding as of June 20, 2006. This share information does not include (a) 4,532,649 shares of common stock issuable upon the exercise of stock options outstanding as of June 20, 2006 at a weighted average exercise price of $3.44 per share, (b) 272,000 shares issuable upon exercise of a warrant at an exercise price of $4.85 per share, and
      (c) 1,627,131 additional shares reserved for future grants or issuances under our stock option plans. The number of shares issuable is subject to adjustment upon certain events, such as stock splits.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated financial data and operating data as of and for the dates indicated. The data under the captions "Statement of Operations Data" and "Balance Sheet Data" have been derived from our audited and unaudited consolidated financial statements. The remainder is derived from other records of ours.

You should read the summary consolidated financial data together with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited financial statements and notes thereto that are included in this prospectus.

                                                   AS OF AND FOR THE THREE                   AS OF AND
                                                    MONTHS ENDED MARCH 31,        FOR THE YEAR ENDED DECEMBER 31,
                                                   -------------------------   ---------------------------------------
                                                      2006          2005          2005           2004         2003
                                                   -----------    ----------   -----------    ----------    ----------
                                                         (unaudited)
                                                             (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA
Revenues:
Interest income                                    $    54,527    $  36,172    $   171,834    $  105,818    $  58,164
Servicing fees                                           1,005        2,264          6,647        12,480       17,058
Net gain on sale of contracts                               --           --             --            --       10,421
Other income                                             2,492        3,397         15,216        14,394       19,343
                                                   -----------    ----------   -----------    -----------   ----------
Total revenues                                          58,024       41,833        193,697       132,692      104,986

Expenses:
Employee costs                                           9,357       10,450         40,384        38,173       37,141
General and administrative                               9,743        8,926         39,285        33,936       31,581
Interest expense                                        18,035       10,384         51,669        32,147       23,861
Provision for credit losses                             19,099       12,312         58,987        32,574       11,390
Impairment loss on residual assets (1)                      --           --             --        11,750        4,052
                                                   -----------    ----------   -----------    -----------   ----------
Total expenses                                          56,234       42,072        190,325       148,580      108,025

Income (loss) before income tax benefit                  1,790         (239)         3,372       (15,888)      (3,039)
Income tax benefit                                          --           --             --            --       (3,434)
                                                   -----------    ----------   -----------    -----------   ----------

Net income (loss)                                  $     1,790    $    (239)   $     3,372    $  (15,888)   $     395
                                                   ===========    ==========   ===========   ============   ==========

Earnings (loss) per share--basic                   $      0.08    $  (0.01)    $      0.16    $   (0.75)    $    0.02
Earnings (loss) per share--diluted                 $      0.07    $  (0.01)    $      0.14    $   (0.75)    $    0.02

Weighted average shares outstanding--basic              21,732       21,528         21,627        21,111       20,263
Weighted average shares outstanding--diluted            24,188       21,528         23,513        21,111       21,578

BALANCE SHEET DATA
Total assets                                       $ 1,354,223    $ 850,533    $ 1,155,144    $  766,599    $ 492,470
Cash and cash equivalents                               25,504        9,730         17,789        14,366       33,209
Restricted cash and equivalents                        212,428      150,059        157,662       125,113       67,277
Finance receivables, net                             1,050,825      620,302        913,576       550,191      266,189
Residual interest in securitizations                    22,608       44,135         25,220        50,430      111,702
Warehouse lines of credit                               75,056       50,535         35,350        34,279       33,709
Residual interest financing                             37,728       16,411         43,745        22,204           --
Securitization trust debt                            1,100,606      619,430        924,026       542,815      245,118
Long-term debt                                          46,314       73,829         58,655        74,829      102,465
Shareholders' equity                                    75,626       69,808         73,589        69,920       82,160


                                                            6


                                                   AS OF AND FOR THE THREE                   AS OF AND
                                                    MONTHS ENDED MARCH 31,        FOR THE YEAR ENDED DECEMBER 31,
                                                   ------------------------    --------------------------------------
                                                      2006          2005          2005           2004         2003
                                                   ------------   ----------   ------------   -----------   ----------
                                                          (unaudited)
                                                             (Dollars in thousands, except per share data)

CONTRACT PURCHASES/SECURITIZATIONS
Automobile contract purchases                      $   255,586    $ 144,165    $   691,252    $  447,232    $ 357,320
Automobile contract acquisitions(2)                         --           --             --        74,901      152,143

Automobile contracts securitized--structured as
sales                                                       --           --             --            --      254,436
Automobile contracts securitized--structured as
secured financings                                     245,000      137,390        698,353       491,269      162,488


MANAGED PORTFOLIO DATA
Contracts held by consolidated subsidiaries        $ 1,144,340    $ 691,967    $ 1,000,597    $  619,794    $ 317,952
Contracts held by non-consolidated subsidiaries         83,162      193,823        103,130       233,621      425,534
SeaWest third party portfolio(3)                        12,456       40,501         18,018        53,463           --
                                                   ------------   ----------   ------------   -----------   ----------
Total managed portfolio                              1,239,958      926,291      1,121,745       906,878      743,485

Average managed portfolio                            1,191,132      915,547        997,697       861,261      674,523

Weighted average fixed effective interest rate
  (total managed portfolio)(4)                            18.6%        19.0%          18.6%         19.2%        19.7%
Core operating expense
  (% of average managed portfolio) (5)                     6.5%         8.5%           8.0%          8.4%        10.4%

Allowance for loan losses                          $    63,846    $  46,284    $    57,728    $   42,615    $  35,889
Allowance for loan losses (% of total contracts
  held by consolidated subsidiaries)                       5.6%         6.7%           5.8%          6.9%        11.3%

Total delinquencies
  (% of total managed portfolio) (6)                       1.8%         2.1%           3.8%          4.0%         4.7%
Total delinquencies and repossessions
  (% of total managed portfolio) (6)                       2.7%         3.2%           5.0%          5.6%         6.2%
Net charge-offs (% of average managed
  portfolio)(4)(7)                                         4.8%         6.6%           5.3%          7.8%         6.8%

(1) The impairment loss was related to our analysis and estimate of the expected ultimate performance of our previously securitized pools that were held by our non-consolidated subsidiaries and the residual interest in securitizations. The impairment loss was a result of the actual net loss and prepayment rates exceeding our previous estimates for the automobile contracts held by our non-consolidated subsidiaries.

(2) Represents automobile contracts not purchased directly from dealers, but acquired as a result of our acquisitions of TFC in 2003 and of certain assets of SeaWest in 2004.

(3) Receivables related to the SeaWest third party portfolio, on which we earn only a servicing fee.

(4) Excludes receivables related to the SeaWest third party portfolio.

(5) Total expenses excluding provision for credit losses, interest expense and impairment loss on residual assets.

(6) For further information regarding delinquencies and the managed portfolio, see the table captioned "Delinquency Experience," at page 45 of this prospectus and the notes to that table.

(7) Net charge-offs include the remaining principal balance, after the application of the net proceeds from the liquidation of the vehicle (excluding accrued and unpaid interest) and amounts collected subsequent to the date of the charge-off. For further information regarding charge-offs, see the table captioned "Net Charge-Off Experience," at page 46 of this prospectus and the notes to that table.

                                  RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and the information incorporated by reference before deciding to invest in our common stock. Our business, operating results and financial condition could be adversely affected by any of the following specific risks. The trading price of our common stock could decline due to any of these risks and other industry risks, and you could lose all or part of your investment. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations and your investment in our common stock.

                          RISKS RELATED TO OUR BUSINESS

WE REQUIRE A SUBSTANTIAL AMOUNT OF CASH TO SERVICE OUR SUBSTANTIAL DEBT.

      To service our existing substantial indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors, including our successful financial and operating performance. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include, without limitation:

      o the economic and competitive conditions in the asset-backed securities market;

      o   the performance of our current and future automobile contracts;

      o the performance of our residual interests from our securitizations and warehouse credit facilities;

      o   any operating difficulties or pricing pressures we may experience;

      o   our ability to obtain credit enhancement for our securitizations;

      o   our ability to establish and maintain dealer relationships;

      o   the passage of laws or regulations that affect us adversely;

      o   our ability to compete with our competitors; and

      o   our ability to acquire and finance automobile contracts.

      Depending upon the outcome of one or more of these factors, we may not be able to generate sufficient cash flow from operations or obtain sufficient funding to satisfy all of our obligations. If we were unable to pay our debts, we would be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. These alternative strategies might not be feasible at the time, might prove inadequate or could require the prior consent of our secured and unsecured lenders.

WE NEED SUBSTANTIAL LIQUIDITY TO OPERATE OUR BUSINESS.

      We have historically funded our operations principally through internally generated cash flows, sales of debt and equity securities, including through securitizations and warehouse credit facilities, borrowings from the selling shareholder and sales of subordinated notes. However, we may not be able to obtain sufficient funding for our future operations from such sources. If we were unable to access the capital markets or obtain other acceptable financing, our results of operations, financial condition and cash flows would be materially and adversely affected. We require a substantial amount of cash liquidity to operate our business. Among other things, we use such cash liquidity to:

      o   acquire automobile contracts;

      o fund overcollateralization in warehouse credit facilities and securitizations;

      o   pay securitization fees and expenses;

      o   fund spread accounts in connection with securitizations;

      o   satisfy working capital requirements and pay operating expenses; and

      o   pay interest expense.

      Prior to the third quarter of 2003, we reported a gain on the sale of our automobile contracts upon their securitization. This gain represented a substantial portion of our revenues prior to the third quarter of 2003. However, although we reported this gain at the time of sale, we received the monthly cash payments on those contracts (representing revenue previously recognized) over the life of the automobile contracts, rather than at the time of sale. As a result, a substantial portion of our reported revenues prior to the third quarter of 2003 did not represent immediate cash liquidity.

OUR RESULTS OF OPERATIONS WILL DEPEND ON OUR ABILITY TO SECURE AND MAINTAIN ADEQUATE CREDIT AND WAREHOUSE FINANCING ON FAVORABLE TERMS.

      We depend on warehouse credit facilities to finance our purchases of automobile contracts. Our business strategy requires that these warehouse credit facilities continue to be available to us from the time of purchase or origination of an automobile contract until it is financed through a securitization.

      Our primary sources of day-to-day liquidity are our warehouse credit facilities, in which we sell and contribute automobile contracts, as often as twice a week, to affiliated special-purpose entities, where they are "warehoused" until they are securitized, at which time funds advanced under one or more warehouse credit facilities are repaid from the proceeds of the securitizations. The special-purpose entities obtain the funds to purchase these contracts by pledging the contracts to a trustee for the benefit of warehouse lenders, who advance funds to our affiliated special-purpose entities based on the dollar amount of the contracts pledged. We depend substantially on two warehouse credit facilities: (i) a $150 million warehouse credit facility, which we established in November 2005 and, unless earlier renewed or terminated upon the occurrence of certain events will expire in November 2006 and (ii) a $200 million warehouse credit facility, which we established in June 2004 and, unless renewed or earlier terminated upon the occurrence of certain events, will expire in June 2007. Each of these facilities may be renewed by mutual agreement between the lender and us. These warehouse credit facilities will remain available to us only if, among other things, we comply with certain financial covenants contained in the documents governing these facilities. These warehouse credit facilities may not be available to us in the future and we may not be able to obtain other credit facilities on favorable terms to fund our operations.

      If we were unable to arrange new warehousing or other credit facilities or renew our existing warehouse credit facilities when they come due, our results of operations, financial condition and cash flows would be materially and adversely affected.

OUR RESULTS OF OPERATIONS WILL DEPEND ON OUR ABILITY TO SECURITIZE OUR PORTFOLIO OF AUTOMOBILE CONTRACTS.

      We are dependent upon our ability to continue to finance pools of automobile contracts in securitizations in order to generate cash proceeds for new purchases of automobile contracts. We have historically depended on securitizations of automobile contracts to provide permanent financing of those contracts. By "permanent financing" we mean financing that extends to cover the full term during which the underlying contracts are outstanding. By contrast, our warehouse credit facilities permit us to borrow against the value of such receivables only for limited periods of time. Our past practice and future plan has been and is to repay loans made to us under our warehouse credit facilities with the proceeds of securitizations. There can be no assurance that any securitization transaction will be available on terms acceptable to us, or at all. The timing of any securitization transaction is affected by a number of factors beyond our control, any of which could cause substantial delays, including, without limitation:

      o   market conditions;

      o   the approval by all parties of the terms of the securitization;

      o   the availability of credit enhancement on acceptable terms; and

      o our ability to acquire a sufficient number of automobile contracts for securitization.

      Adverse changes in the market for securitized pools of automobile contracts may result in our inability to securitize automobile contracts and may result in a substantial extension of the period during which our automobile contracts are financed through our warehouse credit facilities, which would burden our financing capabilities, could require us to curtail our purchase of, or find an alternative source of financing for, such automobile contracts and would have a material adverse effect on our results of operations.

OUR RESULTS OF OPERATIONS WILL DEPEND ON CASH FLOWS FROM OUR RESIDUAL INTERESTS IN OUR SECURITIZATION PROGRAM AND OUR WAREHOUSE CREDIT FACILITIES.

      When we finance our automobile contracts through securitizations and warehouse credit facilities, we receive cash and a residual interest in the assets financed. Those financed assets are owned by the special-purpose subsidiary that is formed for the related securitization. This residual interest represents the right to receive the future cash flows to be generated by the automobile contracts in excess of (i) the interest and principal paid to investors on the indebtedness issued in connection with the financing (ii) the costs of servicing the contracts and (iii) certain other costs incurred in connection with completing and maintaining the securitization or warehouse credit facility. We sometimes refer to these future cash flows as "excess spread cash flows."

      Under the financial structures we have used to date in our securitizations and warehouse credit facilities, excess spread cash flows that would otherwise be paid to the holder of the residual interest are first used to increase overcollateralization or are retained in a spread account within the securitization trusts or the warehouse facility to provide liquidity and credit enhancement for the related securities.

      While the specific terms and mechanics vary among transactions, our securitization and warehousing agreements generally provide that we will receive excess spread cash flows only if the amount of overcollateralization and spread account balances have reached specified levels and/or the delinquency, defaults or net losses related to the contracts in the automobile contract pools are below certain predetermined levels. In the event delinquencies, defaults or net losses on contracts exceed these levels, the terms of the securitization or warehouse credit facility:

      o may require increased credit enhancement, including an increase in the amount required to be on deposit in the spread account, to be accumulated for the particular pool;

      o may restrict the distribution to us of excess spread cash flows associated with other securitized or warehoused pools; and

      o in certain circumstances, may permit affected parties to require the transfer of servicing on some or all of the securitized or warehoused contracts from us to an unaffiliated servicer.

      We typically retain or sell residual interests or use them as collateral to borrow cash. In any case, the future excess spread cash flow received in respect of the residual interests are integral to the financing of our operations. The amount of cash received from residual interests depends in large part on how well our portfolio of securitized and warehoused automobile contracts performs. If our portfolio of securitized and warehoused automobile contracts has higher delinquency and loss ratios than expected, then the amount of money realized from our retained residual interests, or the amount of money we could obtain from the sale or other financing of our residual interests, would be reduced, which could have an adverse effect on our operations, financial condition and cash flows.

IF WE ARE UNABLE TO OBTAIN CREDIT ENHANCEMENT FOR OUR SECURITIZATIONS OR OUR WAREHOUSE CREDIT FACILITIES UPON FAVORABLE TERMS, OUR RESULTS OF OPERATIONS WOULD BE IMPAIRED.

      In our securitizations, we typically utilize credit enhancement in the form of one or more financial guaranty insurance policies issued by financial guaranty insurance companies. Each of these policies unconditionally and irrevocably guarantees certain interest and principal payments on the senior classes of the securities issued in our securitizations. These guarantees enable these securities to achieve the highest credit rating available. This form of credit enhancement reduces the costs of our securitizations relative to alternative forms of credit enhancement currently available to us. None of such financial guaranty insurance companies is required to insure future securitizations. As we pursue future securitizations, we may not be able to obtain:

      o credit enhancement in any form from financial guaranty insurance companies or any other provider of credit enhancement on terms acceptable to us, or at all; or

      o similar ratings for senior classes of securities to be issued in future securitizations.

If we were unable to obtain such enhancements or such ratings, we would expect to incur increased interest expense, which would adversely affect our results of operations.

IF WE ARE UNABLE TO SUCCESSFULLY COMPETE WITH OUR COMPETITORS, OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

      The automobile financing business is highly competitive. We compete with a number of national, regional and local finance companies. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles and captive finance companies affiliated with major automobile manufacturers such as General Motors Acceptance Corporation and Ford Motor Credit Corporation. Many of our competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than we do, including greater access to capital markets for unsecured commercial paper and investment grade rated debt instruments, and to other funding sources which may be unavailable to us. Moreover, our future profitability will be directly related to the availability and cost of our capital relative to that of our competitors. Many of these companies also have long-standing relationships with automobile dealers and may provide other financing to dealers, including floor plan financing for the dealers' purchases of automobiles from manufacturers, which we do not offer. There can be no assurance that we will be able to continue to compete successfully and, as a result, we may not be able to purchase contracts from dealers at a price acceptable to us, which could result in reductions in our revenues or the cash flows available to us.

IF OUR DEALERS DO NOT SUBMIT A SUFFICIENT NUMBER OF SUITABLE AUTOMOBILE CONTRACTS TO US FOR PURCHASE, OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

      We are dependent upon establishing and maintaining relationships with a large number of unaffiliated automobile dealers to supply us with automobile contracts. During the year ended December 31, 2005, no dealer accounted for more than 1.0% of the contracts we purchased. The agreements we have with dealers to purchase contracts do not require dealers to submit a minimum number of contracts for purchase. The failure of dealers to submit contracts that meet our underwriting criteria could result in reductions in our revenues or the cash flows available to us, and, therefore, could have an adverse effect on our results of operations.

IF A SIGNIFICANT NUMBER OF OUR AUTOMOBILE CONTRACTS PREPAY OR EXPERIENCE DEFAULTS, OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

      We specialize in the purchase and servicing of contracts to finance automobile purchases by sub-prime customers, those who have limited credit history, low income, or past credit problems. Such contracts entail a higher risk of non-performance, higher delinquencies and higher losses than contracts with more creditworthy customers. While we believe that our pricing of the automobile contracts and the underwriting criteria and collection methods we employ enable us to control, to a degree, the higher risks inherent in contracts with sub-prime customers, no assurance can be given that such pricing, criteria and methods will afford adequate protection against such risks. We have in the past experienced fluctuations in the delinquency and charge-off performance of our contracts.

      If automobile contracts that we purchase or service are prepaid or experience defaults to a greater extent than we have anticipated, this could materially and adversely affect our results of operations, financial condition, cash flows and liquidity. Our results of operations, financial condition, cash flows and liquidity, depend, to a material extent, on the performance of automobile contracts that we purchase, warehouse and securitize. A portion of the automobile contracts acquired by us will default or prepay. In the event of payment default, the collateral value of the vehicle securing an automobile contract realized by us in a repossession will most likely not cover the outstanding principal balance on that contract and the related costs of recovery. We maintain an allowance for credit losses on automobile contracts held on our balance sheet, which reflects our estimates of probable credit losses that can be reasonably estimated for securitizations that are accounted for as financings and warehoused contracts. If the allowance is inadequate, then we would recognize the losses in excess of the allowance as an expense and our results of operations could be adversely affected. In addition, under the terms of our warehouse credit facilities, we are not able to borrow against defaulted automobile contracts, including contracts that are, at the time of default, funded under our warehouse credit facilities, which will reduce the overcollateralization of those warehouse credit facilities and possibly reduce the amount of cash flows available to us.

      Our servicing income can also be adversely affected by prepayment of, or defaults under, automobile contracts in our servicing portfolio. Our contractual servicing revenue is based on a percentage of the outstanding principal balance of the automobile contracts in our servicing portfolio. If automobile contracts are prepaid or charged off, then our servicing revenue will decline, while our servicing costs may not decline proportionately. In addition unexpected levels of defaults or losses may trigger changes in the terms applicable to our securitizations and warehouse credit facilities, which could adversely affect our cash flows, our revenues, or both.

      The value of our residual interest in the securitized assets in each securitization treated as a sale for financial accounting purposes (securitizations entered into prior to the beginning of the third quarter of 2003) reflects our estimate of expected future credit losses and prepayments for the automobile contracts included in that securitization. If actual rates of credit loss or prepayments, or both, on such automobile contracts exceed our estimates, the value of our residual interest and the related cash flow would be impaired, and we would be required to record an impairment charge, which would reduce our earnings. We periodically review our credit loss and prepayment assumptions relative to the performance of the securitized automobile contracts and to market conditions. Our results of operations and liquidity could be adversely affected if actual credit loss or prepayment levels on securitized automobile contracts substantially exceed anticipated levels.

      Higher credit losses than anticipated could also result in adverse changes in the structure of future securitization transactions, such as a requirement of increased cash collateral or other credit enhancement in such transactions.

IF WE LOSE SERVICING RIGHTS ON OUR PORTFOLIO OF AUTOMOBILE CONTRACTS, OUR RESULTS OF OPERATIONS WILL BE IMPAIRED.

      We are entitled to receive servicing fees only while we act as servicer under the applicable sale and servicing agreements governing our warehouse facilities and securitizations. Under such agreements, we may be terminated as servicer upon the occurrence of certain events, including:

      o our failure generally to observe and perform covenants and agreements applicable to us;

      o   certain bankruptcy events involving us; or

      o the occurrence of certain events of default under the documents governing the facilities.

The loss of our servicing rights could materially and adversely affect our results of operations, financial condition and cash flows. Our results of operations, financial condition and cash flows, would be materially and adversely affected if we were to be terminated as servicer with respect to a material portion of the automobile contracts for which we are receiving servicing fees.

IF WE LOSE KEY PERSONNEL, OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

      Our management team averages eleven years of service with us. Charles E. Bradley, Jr., our President and CEO, has been our President since our formation in 1991. Our future operating results depend in significant part upon the continued service of our key senior management personnel, none of whom is bound by an employment agreement. Our future operating results also depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations. Competition for such personnel is intense. We cannot assure you that we will be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, as needed, could materially and adversely affect our results of operations, financial condition and cash flows.

IF WE FAIL TO COMPLY WITH REGULATIONS, OUR RESULTS OF OPERATIONS MAY BE
IMPAIRED.

      Failure to materially comply with all laws and regulations applicable to us could materially and adversely affect our ability to operate our business. Our business is subject to numerous federal and state consumer protection laws and regulations, which, among other things:

      o   require us to obtain and maintain certain licenses and qualifications;

      o limit the interest rates, fees and other charges we are allowed to charge;

      o   limit or prescribe certain other terms of our automobile contracts;

      o   require specific disclosures to our customers;

      o   define our rights to repossess and sell collateral; and

      o maintain safeguards designed to protect the security and confidentiality of customer information.

      We believe that we are in compliance in all material respects with all such laws and regulations, and that such laws and regulations have had no material adverse effect on our ability to operate our business. However, we may be materially and adversely affected if we fail to comply with:

      o   applicable laws and regulations;

      o   changes in existing laws or regulations;

      o   changes in the interpretation of existing laws or regulations; or

      o   any additional laws or regulations that may be enacted in the future.

IF WE EXPERIENCE UNFAVORABLE LITIGATION RESULTS, OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

      Unfavorable outcomes in any of our current or future litigation proceedings could materially and adversely affect our results of operations, financial conditions and cash flows. As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other things, disclosure inaccuracies and wrongful repossession, which could take the form of a plaintiff's class action complaint. We, as the assignee of finance contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. We are also subject to other litigation common to the automobile industry and businesses in general. The damages and penalties claimed by consumers and others in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

      While we intend to vigorously defend ourselves against such proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes.

IF WE EXPERIENCE PROBLEMS WITH OUR ORIGINATIONS, ACCOUNTING OR COLLECTION SYSTEMS, OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

      We are dependent on our receivables originations, accounting and collection systems to service our portfolio of automobile contracts. Such systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer viruses and other events. A significant number of our systems are not redundant, and our disaster recovery planning is not sufficient for every eventuality. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism by internal employees and contractors as well as third parties. Despite any precautions we may take, such problems could result in interruptions in our services, which could harm our reputation and financial condition. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Such systems problems could materially and adversely affect our results of operations, financial conditions and cash flows.

WE MAY BE EXPOSED TO POTENTIAL RISKS IF WE DO NOT HAVE AN EFFECTIVE SYSTEM OF DISCLOSURE CONTROLS OR INTERNAL CONTROLS OR FAIL TO COMPLY FULLY WITH SECTION 404 OF SARBANES-OXLEY.

      We have not yet completed a review of our internal controls over financial reporting, which we are required to complete under Section 404 of the Sarbanes Oxley Act of 2002 by the end of 2006. We anticipate devoting significant management time and resources to documenting and improving our internal controls over financial reporting. We cannot be certain that we will implement and maintain adequate controls over our financial reporting in the future. If we fail to maintain an effective system of disclosure controls or internal control over financial reporting, including satisfaction of the requirements of Section 404 of the Sarbanes Oxley Act of 2002, we may not be able to accurately or timely report on our financial results or adequately identify and reduce fraud. Were that to happen, our financial position could be harmed, current and future shareholders could lose confidence in our business, our reported financial information, or both, which could have a negative effect on our trading price; and we coul d be exposed to litigation or regulatory proceedings, which may be costly or divert management attention.

WE HAVE SUBSTANTIAL INDEBTEDNESS.

      We have and will continue to have a substantial amount of indebtedness. At March 31, 2006, we had approximately $1,259.9 million of debt outstanding. Such debt consisted primarily of $1,100.6 million of securitization trust debt and $75.1 million of warehouse indebtedness, and also included $40.0 million owed to the selling shareholder, and $6.3 million owed under a subordinated notes program. We are also currently offering the subordinated notes to the public on a continuous basis, and such notes have maturities that range from three months to ten years.

      Our substantial indebtedness could adversely affect our financial condition by, among other things:

      o increasing our vulnerability to general adverse economic and industry conditions;

      o requiring us to dedicate a substantial portion of our cash flow from operations payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

      o limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

      o placing us at a competitive disadvantage compared to our competitors that have less debt; and

      o   limiting our ability to borrow additional funds.

      Although we believe we will generate sufficient free cash flow to service such debt, there is no assurance that we will be able to do so. If we do not generate sufficient operating profits, our ability to make required payments on our debt would be impaired.

BECAUSE WE ARE SUBJECT TO MANY RESTRICTIONS IN OUR EXISTING CREDIT FACILITIES, OUR ABILITY TO PAY DIVIDENDS OR ENGAGE IN SPECIFIED TRANSACTIONS MAY BE IMPAIRED.

      The terms of our existing credit facilities and our outstanding debt impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions may have an adverse effect on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:

      o   incurring or guaranteeing additional indebtedness;

      o   making capital expenditures in excess of agreed upon amounts;

      o paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

      o   making investments;

      o creating or permitting liens on our assets or the assets of our subsidiaries;

      o   issuing or selling capital stock of our subsidiaries;

      o   transferring or selling our assets;

      o   engaging in mergers or consolidations;

      o   permitting a change of control of our company;

      o   liquidating, winding up or dissolving our company;

      o changing our name or the nature of our business, or the names or nature of the business of our subsidiaries; and

      o engaging in transactions with our affiliates outside the normal course of business.

      These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to generate earnings. In addition, the failure to comply with any of the covenants of our existing credit facilities or to maintain certain indebtedness ratios would cause a default under one or more of our credit facilities or our other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of one or more of our credit facilities or any other debt agreement, would likely cause a default under other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due.

                        RISKS RELATED TO GENERAL FACTORS

IF THE ECONOMY OF ALL OR CERTAIN REGIONS OF THE UNITED STATES SLOWS OR ENTERS INTO A RECESSION, OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

      Our business is directly related to sales of new and used automobiles, which are sensitive to employment rates, prevailing interest rates and other domestic economic conditions. Delinquencies, repossessions and losses generally increase during economic slowdowns or recessions. Because of our focus on sub-prime customers, the actual rates of delinquencies, repossessions and losses on our automobile contracts could be higher under adverse economic conditions than those experienced in the automobile finance industry in general, particularly in the states of Texas, California, Ohio, Florida and Pennsylvania, states in which our automobile contracts are geographically concentrated. Any sustained period of economic slowdown or recession could adversely affect our ability to acquire suitable contracts, or to securitize pools of such contracts. The timing of any economic changes is uncertain, and weakness in the economy could have an adverse effect on our business and that of the dealers from which we purchase contracts and result in reductions in our revenues or the cash flows available to us.

OUR RESULTS OF OPERATIONS MAY BE IMPAIRED AS A RESULT OF NATURAL DISASTERS.

      Our automobile contracts are geographically concentrated in the states of Texas, California, Ohio, Florida, Pennsylvania, and Louisiana. Several of such states are particularly susceptible to natural disasters: earthquake in the case of California, and hurricanes and flooding in the states of Florida, Texas and Louisiana. Natural disasters, in those states or others, could cause a material number of our vehicle purchasers to lose their jobs, or could damage or destroy vehicles that secure our automobile contracts. In either case, such events could result in our receiving reduced collections on our automobile contracts, and could thus result in reductions in our revenues or the cash flows available to us.

IF AN INCREASE IN INTEREST RATES RESULTS IN A DECREASE IN OUR CASH FLOW FROM EXCESS SPREAD, OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

      Our profitability is largely determined by the difference, or "spread," between the effective interest rate received by us on the automobile contracts that we acquire and the interest rates payable under our warehouse credit facilities and on the asset-backed securities issued in our securitizations.

      Several factors affect our ability to manage interest rate risk. Specifically, we are subject to interest rate risk during the period between when automobile contracts are purchased from dealers and when such contracts are sold and financed in a securitization. Interest rates on our warehouse credit facilities are adjustable while the interest rates on the automobile contracts are fixed. Therefore, if interest rates increase, the interest we must pay to the lenders under our warehouse credit facilities is likely to increase while the interest realized by us from those warehoused automobile contracts remains the same, and thus, during the warehousing period, the excess spread cash flow received by us would likely decrease. Additionally, contracts warehoused and then securitized during a rising interest rate environment may result in less excess spread cash flow realized by us under those securitizations as, historically, our securitization facilities pay interest to securityholders on a fixed rate basis set at prevailing interest rates at the time of the closing of the securitization, which may be several months after the securitized contracts were originated and entered the warehouse, while our customers pay fixed rates of interest on the contracts, set at the time they purchase the underlying vehicles. A decrease in excess spread cash flow could adversely affect our earnings and cash flow.

      To mitigate, but not eliminate, the short-term risk relating to interest rates payable by us under the warehouse facilities, we generally hold automobile contracts in the warehouse credit facilities for less than four months. To mitigate, but not eliminate, the long-term risk relating to interest rates payable by us in securitizations, we have in the past, and intend to continue to, structure some of our securitization transactions to include pre-funding structures, whereby the amount of securities issued exceeds the amount of contracts initially sold into the securitization. In pre-funding, the proceeds from the pre-funded portion are held in an escrow account until we sell the additional contracts into the securitization in amounts up to the balance of the pre-funded escrow account. In pre-funded securitizations, we effectively lock in our borrowing costs with respect to the contracts we subsequently sell into the securitization. However, we incur an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to subsequent delivery of contracts and the interest rate paid on the securities issued in the securitization. The amount of such expense may vary. Despite these mitigation strategies, an increase in prevailing interest rates would cause us to receive less excess spread cash flows on automobile contracts, and thus could adversely affect our earnings and cash flows.

THE EFFECTS OF TERRORISM AND MILITARY ACTION MAY IMPAIR OUR RESULTS OF
OPERATIONS.

      The long-term economic impact of the events of September 11, 2001, possible future terrorist attacks or other incidents and related military action, or current or future military action by United States forces in Iraq and other regions, could have a material adverse effect on general economic conditions, consumer confidence, and market liquidity in the United States. No assurance can be given as to the effect of these events on the performance of our automobile contracts. Any adverse impact resulting from these events could materially affect our results of operations, financial condition and cash flows. In addition, activation of a substantial number of U.S. military reservists or members of the National Guard may significantly increase the proportion of contracts whose interest rates are reduced by the application of the Servicemembers' Civil Relief Act, which provides, generally, that an obligor who is covered by that act may not be charged interest on the related contract in excess of 6% annually during the period of the obligor's active duty.

                        RISKS RELATED TO OUR COMMON STOCK

OUR COMMON STOCK IS THINLY-TRADED.

      Our stock is thinly-traded, which means investors will have limited opportunities to sell their shares of common stock in the open market. Limited trading of our common stock also contributes to more volatile price fluctuations. Because there historically has been low trading volume in our common stock, there can be no assurance that our stock price will not decline as additional shares are sold in the public market. As of June 20, 2006, all of our directors and executive officers and the selling shareholder beneficially owned 10,181,333 shares of our common stock, or approximately 42.4%. Following this offering, and assuming the underwriter does not exercise its over-allotment option, this group will beneficially own 6,681,333 shares of our common stock, or approximately 27.3%. See "Principal Shareholders."

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Even if we were to change our intention, the terms of our secured debt prohibit us from paying any dividends to our shareholders without the consent of the holder of such secured debt, which may be withheld in its sole discretion. See "Dividend Policy."

                           FORWARD-LOOKING STATEMENTS

Discussions of certain matters contained in this prospectus and incorporated herein by reference may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act, and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, projections of future performance, perceived opportunities in the market and statements regarding our mission and vision. You can generally identify forward-looking statements as statements containing the words "will," "would," "believe," "may," "could," "expect," "anticipate," "intend," "estimate," "assume" or other similar expressions. Our actual results, performance and achievements may differ materially from the results, performance and achievements expressed or implied in such forward-looking statements. The discussion under "Risk Factors" identifies some of the factors that might cause such a difference, including the following:

      o   changes in general economic conditions;

      o   changes in interest rates;

      o   our ability to generate sufficient operating and financing cash flows;

      o   competition;

      o   level of future provisioning for receivables losses; and

      o   regulatory requirements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Actual results may differ from expectations due to many factors beyond our ability to control or predict, including those described herein, and in documents incorporated by reference in this prospectus. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

We undertake no obligation to publicly update any forward-looking information. You are advised to consult any additional disclosure we make in our periodic reports filed with the SEC. See "Where You Can Find More Information" and "Documents Incorporated by Reference."

                                 USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 500,000 shares of our common stock in this offering will be approximately $3.2 million, assuming a public offering price of $7.04 per share (based on the last reported sale price of our common stock on June 23, 2006), after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $170,000 payable by us. If the underwriter's over-allotment option is exercised in full, we estimate that our net proceeds from our sale of 612,442 shares of our common stock will be approximately $3.9 million. We intend to use the net proceeds we receive from this offering to purchase automobile contracts and for general corporate purposes. We will not receive any of the proceeds from the sale of 3,500,000 shares of our common stock by the selling shareholder in this offering.

                           PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Nasdaq National Market under the symbol "CPSS" since our initial public offering in 1993. The following table shows for the periods indicated the high and low sale prices per share of our common stock.

         2004                                             High            Low
         ---------------------------------------------------------------------
         First quarter                                   $3.96          $2.94
         Second quarter                                   4.97           3.12
         Third quarter                                    5.21           3.71
         Fourth quarter                                   4.87           3.98

         2005
         ---------------------------------------------------------------------
         First quarter                                   $5.50          $4.26
         Second quarter                                   5.38           3.50
         Third quarter                                    5.45           4.14
         Fourth quarter                                   6.50           4.82

         2006
         ---------------------------------------------------------------------
         First quarter                                   $8.50          $5.30
         Second quarter                                   8.50           6.50
            (through June 23, 2006)

On June 23, 2006 the last reported sale price of our common stock on the Nasdaq National Market was $7.04 per share. As of June 20, 2006, we had approximately 81 shareholders of record of our common stock.

                                 DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since inception.

We currently anticipate that we will retain all future earnings for use in our business and do not anticipate that we will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and our general financial condition, general business conditions and contractual restrictions on payment of dividends, if any.

Our agreements relating to the $40.0 million of our debt securities held by the selling shareholder prohibit us from paying dividends (or other distributions on and repurchases of our common stock) so long as such debt remains outstanding, without the consent of the selling shareholder.

                                 CAPITALIZATION

      The following table sets forth our capitalization, as of March 31, 2006:

            o   on an actual basis; and

            o on an as adjusted basis to give effect to the sale by us of 500,000 shares of common stock in this offering at an assumed offering price of $7.04 per share, the last reported sale price of our common stock on June 23, 2006, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                       As of March 31, 2006 (1)
                                                     ---------------------------
                                                         Actual      As adjusted
                                                     -------------   -----------
                                                             (unaudited)
                                                            (in thousands)

Cash and cash equivalents                            $     25,504    $   28,660
                                                     =============   ===========

Long-term debt:

Senior secured debt, related party                   $     40,000    $   40,000

Subordinated renewable notes (2)                            6,314         6,314
                                                     -------------   -----------

      Total long-term debt (2) (3)                         46,314        46,314
                                                     -------------   -----------

Shareholders' equity:

Preferred stock, $1.00 par value; authorized
   10,000,000 shares in series; none outstanding               --            --

Common stock, no par value; authorized
   30,000,000 shares; 21,819,333 shares issued
   and outstanding, actual;  22,319,333 shares
   issued and outstanding, as adjusted                     66,995        70,151

Retained earnings                                          10,266        10,266

Accumulated other comprehensive loss                       (2,429)       (2,429)

Additional paid-in-capital, warrants                          794           794
                                                     -------------   -----------

     Total shareholders' equity                            75,626        78,782
                                                     -------------   -----------

     Total capitalization                            $    121,940    $  125,096
                                                     =============   ===========

(1) Does not include (a) 4,863,654 shares of common stock issuable upon the exercise of stock options outstanding as of June 20, 2006 at a weighted average exercise price of $3.38 per share, (b) 272,000 shares issuable upon exercise of a warrant at an exercise price of $4.85 per share, (c) 1,627,131 additional shares reserved for future grants or issuances under our stock option plans, and
(d) 112,442 shares that may be issued upon exercise of the underwriter's overallotment option.

(2) Includes indebtedness outstanding under the renewable subordinated notes program that is due within twelve months after March 31, 2006.

(3) Does not include (a) securitization trust debt of $1,100.6 million, (b) indebtedness under warehouse credit facilities of $75.1 million, and (c) residual interest financing of $37.7 million, all as of March 31, 2006.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data and operating data as of and for the dates indicated. The data under the captions "Statement of Operations Data" and "Balance Sheet Data" have been derived from our audited and unaudited consolidated financial statements. The remainder is derived from other records of ours.

You should read the selected consolidated financial data together with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited financial statements and notes thereto that are included in this prospectus.

                                                   AS OF AND FOR THE THREE                   AS OF AND
                                                    MONTHS ENDED MARCH 31,        FOR THE YEAR ENDED DECEMBER 31,
                                                   -------------------------   ---------------------------------------
                                                      2006          2005          2005           2004         2003
                                                   -----------    ----------   -----------    ----------    ----------
                                                         (unaudited)
                                                             (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA
Revenues:
Interest income                                    $    54,527    $  36,172    $   171,834    $  105,818    $  58,164
Servicing fees                                           1,005        2,264          6,647        12,480       17,058
Net gain on sale of contracts                               --           --             --            --       10,421
Other income                                             2,492        3,397         15,216        14,394       19,343
                                                   -----------    ----------   -----------    -----------   ----------
Total revenues                                          58,024       41,833        193,697       132,692      104,986

Expenses:
Employee costs                                           9,357       10,450         40,384        38,173       37,141
General and administrative                               9,743        8,926         39,285        33,936       31,581
Interest expense                                        18,035       10,384         51,669        32,147       23,861
Provision for credit losses                             19,099       12,312         58,987        32,574       11,390
Impairment loss on residual assets (1)                      --           --             --        11,750        4,052
                                                   -----------    ----------   -----------    -----------   ----------
Total expenses                                          56,234       42,072        190,325       148,580      108,025

Income (loss) before income tax benefit                  1,790         (239)         3,372       (15,888)      (3,039)
Income tax benefit                                          --           --             --            --       (3,434)
                                                   -----------    ----------   -----------    -----------   ----------

Net income (loss)                                  $     1,790    $    (239)   $     3,372    $  (15,888)   $     395
                                                   ===========    ==========   ===========   ============   ==========

Earnings (loss) per share--basic                   $      0.08    $  (0.01)    $      0.16    $   (0.75)    $    0.02
Earnings (loss) per share--diluted                 $      0.07    $  (0.01)    $      0.14    $   (0.75)    $    0.02

Weighted average shares outstanding--basic              21,732       21,528         21,627        21,111       20,263
Weighted average shares outstanding--diluted            24,188       21,528         23,513        21,111       21,578

BALANCE SHEET DATA
Total assets                                       $ 1,354,223    $ 850,533    $ 1,155,144    $  766,599    $ 492,470
Cash and cash equivalents                               25,504        9,730         17,789        14,366       33,209
Restricted cash and equivalents                        212,428      150,059        157,662       125,113       67,277
Finance receivables, net                             1,050,825      620,302        913,576       550,191      266,189
Residual interest in securitizations                    22,608       44,135         25,220        50,430      111,702
Warehouse lines of credit                               75,056       50,535         35,350        34,279       33,709
Residual interest financing                             37,728       16,411         43,745        22,204           --
Securitization trust debt                            1,100,606      619,430        924,026       542,815      245,118
Long-term debt                                          46,314       73,829         58,655        74,829      102,465
Shareholders' equity                                    75,626       69,808         73,589        69,920       82,160


                                       20



                                                   AS OF AND FOR THE THREE                   AS OF AND
                                                    MONTHS ENDED MARCH 31,        FOR THE YEAR ENDED DECEMBER 31,
                                                   ------------------------    --------------------------------------
                                                      2006          2005          2005           2004         2003
                                                   ------------   ----------   ------------   -----------   ----------
                                                          (unaudited)
                                                             (Dollars in thousands, except per share data)

CONTRACT PURCHASES/SECURITIZATIONS
Automobile contract purchases                      $   255,586    $ 144,165    $   691,252    $  447,232    $ 357,320
Automobile contract acquisitions(2)                         --           --             --        74,901      152,143

Automobile contracts securitized--structured
  as sales                                                  --           --             --            --      254,436
Automobile contracts securitized--structured
  as secured financings                                245,000      137,390        698,353       491,269      162,488


MANAGED PORTFOLIO DATA
Contracts held by consolidated subsidiaries        $ 1,144,340    $ 691,967    $ 1,000,597    $  619,794    $ 317,952
Contracts held by non-consolidated subsidiaries         83,162      193,823        103,130       233,621      425,534
SeaWest third party portfolio(3)                        12,456       40,501         18,018        53,463           --
                                                   ------------   ----------   ------------   -----------   ----------
Total managed portfolio                              1,239,958      926,291      1,121,745       906,878      743,485

Average managed portfolio                            1,191,132      915,547        997,697       861,261      674,523

Weighted average fixed effective interest rate
  (total managed portfolio)(4)                            18.6%        19.0%          18.6%         19.2%        19.7%
Core operating expense
  (% of average managed portfolio) (5)                     6.5%         8.5%           8.0%          8.4%        10.4%

Allowance for loan losses                          $    63,846    $  46,284    $    57,728    $   42,615    $  35,889
Allowance for loan losses (% of total contracts
  held by consolidated subsidiaries)                       5.6%         6.7%           5.8%          6.9%        11.3%

Total delinquencies
  (% of total managed portfolio) (6)                       1.8%         2.1%           3.8%          4.0%         4.7%
Total delinquencies and repossessions
  (% of total managed portfolio) (6)                       2.7%         3.2%           5.0%          5.6%         6.2%
Net charge-offs (% of average managed
  portfolio)(4)(7)                                         4.8%         6.6%           5.3%          7.8%         6.8%

(1) The impairment loss was related to our analysis and estimate of the expected ultimate performance of our previously securitized pools that were held by our non-consolidated subsidiaries and the residual interest in securitizations. The impairment loss was a result of the actual net loss and prepayment rates exceeding our previous estimates for the automobile contracts held by our non-consolidated subsidiaries.

(2) Represents automobile contracts not purchased directly from dealers, but acquired as a result of our acquisitions of TFC in 2003 and of certain assets of SeaWest in 2004.

(3) Receivables related to the SeaWest third party portfolio, on which we earn only a servicing fee.

(4) Excludes receivables related to the SeaWest third party portfolio.

(5) Total expenses excluding provision for credit losses, interest expense and impairment loss on residual assets.

(6) For further information regarding delinquencies and the managed portfolio, see the table captioned "Delinquency Experience," at page 45 of this prospectus and the notes to that table.

(7) Net charge-offs include the remaining principal balance, after the application of the net proceeds from the liquidation of the vehicle (excluding accrued and unpaid interest) and amounts collected subsequent to the date of the charge-off. For further information regarding charge-offs, see the table captioned "Net Charge-Off Experience," at page 46 of this prospectus and the notes to that table.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto and other information included or incorporated by reference herein.

OVERVIEW

We are a specialty finance company engaged in purchasing and servicing new and used retail automobile contracts originated primarily by franchised automobile dealerships and to a lesser extent by select independent dealers of used automobiles in the United States. We serve as an alternative source of financing for dealers, facilitating sales to sub-prime customers, who have limited credit history, low income or past credit problems and who otherwise might not be able to obtain financing from traditional sources. We do not currently lend money directly to consumers but, rather, purchase automobile contracts from dealers under several different financing programs. We are headquartered in Irvine, California and have three additional strategically located servicing branches in Virginia, Florida and Illinois.

On March 8, 2002, we acquired MFN Financial Corporation and its subsidiaries in a merger. On May 20, 2003, we acquired TFC Enterprises, Inc. and its subsidiaries in a second merger. Each merger was accounted for as a purchase. MFN Financial Corporation and its subsidiaries and TFC Enterprises, Inc. and its subsidiaries were engaged in businesses similar to ours: buying automobile contracts from dealers and servicing those automobile contracts. MFN Financial Corporation and its subsidiaries ceased acquiring automobile contracts in May 2002; TFC continues to acquire automobile contracts under its "TFC Programs," which provide financing for vehicle purchases exclusively by members of the United States Armed Forces.

On April 2, 2004, we purchased a portfolio of automobile contracts and certain other assets from SeaWest Financial Corporation and its subsidiaries. In addition, we were named the successor servicer of three term securitization transactions originally sponsored by SeaWest. We do not intend to offer financing programs similar to those previously offered by SeaWest.

From inception through June 2003, we generated revenue primarily from the gains recognized on the sale or securitization of automobile contracts, servicing fees earned on automobile contracts sold, interest earned on residuals interests retained in securitizations, and interest earned on finance receivables. Since July 2003, we have not recognized any gains from the sale of automobile contracts. Instead, since July 2003 our revenues have been derived from servicing fees and interest earned on residual interests in securitizations, which for automobile contracts purchased since July 2003 are represented as interest on finance receivables.

SECURITIZATION AND WAREHOUSE CREDIT FACILITIES

GENERALLY

Throughout the periods for which information is presented in this report, we have purchased automobile contracts with the intention of financing them on a long-term basis through securitizations, and on an interim basis through our warehouse credit facilities. All such financings have involved identification of specific automobile contracts, sale of those automobile contracts (and associated rights) to one of our special-purpose subsidiaries, and issuance of asset-backed securities to fund the transactions. Depending on the structure, these transactions may be accounted for under generally accepted accounting principles as sales of the automobile contracts or as secured financings.

When structured to be treated as a secured financing for accounting purposes, the subsidiary is consolidated with us. Accordingly, the sold automobile contracts and the related debt appear as assets and liabilities, respectively, on our consolidated balance sheet. We then periodically (i) recognize interest and fee income on the contracts, (ii) recognize interest expense on the securities issued in the transaction and (iii) record as expense a provision for credit losses on the contracts.

When structured to be treated as a sale for accounting purposes, the assets and liabilities of the special-purpose subsidiary are not consolidated with us. Accordingly, the transaction removes the sold automobile contracts from our consolidated balance sheet, the related debt does not appear as our debt, and our consolidated balance sheet shows, as an asset, a retained residual interest in the sold automobile contracts. The residual interest represents the discounted value of what we expect will be the excess of future collections on the automobile contracts over principal and interest due on the asset-backed securities. That residual interest appears on our consolidated balance sheet as "residual interest in securitizations," and the determination of its value is dependent on our estimates of the future performance of the sold automobile contracts.

CHANGE IN POLICY

Beginning in the third quarter of 2003, we began to structure our securitization transactions so that they would be treated for financial accounting purposes as secured financings, rather than as sales. All subsequent securitizations of automobile contracts have been so structured. Prior to the third quarter of 2003, we had structured our securitization transactions to be treated as sales of automobile contracts for financial accounting purposes. In our acquisitions of MFN and TFC, we acquired automobile contracts that these companies had previously securitized in securitization transactions that were treated as secured financings for financial accounting purposes. As of March 31, 2006, our consolidated balance sheet included net finance receivables of $19.0 million and securitization trust debt of $4.7 million related to automobile contracts acquired in the two mergers, out of totals of net finance receivables of $1,050.8 million and securitization trust debt of $1,100.6 million.

CREDIT RISK RETAINED

Whether a sale of automobile contracts in connection with a securitization or warehouse credit facility is treated as a secured financing or as a sale for financial accounting purposes, the related special-purpose subsidiary may be unable to release excess cash to us if the credit performance of the related automobile contracts falls short of pre-determined standards. Such releases represent a material portion of the cash that we use to fund our operations. An unexpected deterioration in the performance of such automobile contracts could therefore have a material adverse effect on both our liquidity and our results of operations, regardless of whether such automobile contracts are treated for financial accounting purposes as having been sold or as having been financed. For estimation of the magnitude of such risk, it may be appropriate to look to the size of our "managed portfolio," which represents both financed and sold automobile contracts as to which such credit risk is retained. Our managed portfolio as of March 31, 2006 was approximately $1,240.0 million (this amount includes $12.5 million of automobile contracts securitized by SeaWest, on which we earn only servicing fees and have no credit risk).

CRITICAL ACCOUNTING POLICIES

We believe that our accounting policies related to (a) Allowance for Finance Credit Losses, (b) Residual Interest in Securitizations and Gain on Sale of Automobile Contracts and (c) Income Taxes are considered to be the most critical to understanding and evaluating our reported financial results. Such policies are described below.

ALLOWANCE FOR FINANCE CREDIT LOSSES

In order to estimate an appropriate allowance for losses to be incurred on finance receivables, we use a loss allowance methodology commonly referred to as "static pooling," which stratifies our finance receivable portfolio into separately identified pools. Using analytical and formula driven techniques, we estimate an allowance for finance credit losses, which we believe is adequate for probable credit losses that can be reasonably estimated in our portfolio of automobile contracts. Provision for losses is charged to our consolidated statement of operations. Net losses incurred on finance receivables are charged to the allowance. We evaluate the adequacy of the allowance by examining current delinquencies, the characteristics of the portfolio and the value of the underlying collateral. As conditions change, our level of provisioning and/or allowance may change as well.

RESIDUAL INTEREST IN SECURITIZATIONS AND GAIN ON SALE OF AUTOMOBILE CONTRACTS

In transactions prior to the third quarter of 2003, we recognized gain on sale on the disposition of automobile contracts either outright, in securitization transactions, and in certain of our warehouse credit facilities. In those securitization transactions and in the warehousing transactions that were treated as sales for financial accounting purposes, we, or one of our wholly-owned, consolidated subsidiaries, retain a residual interest in the automobile contracts that were sold to a wholly-owned, unconsolidated special purpose subsidiary.

The line item "residual interest in securitizations" on our consolidated balance sheet represents the residual interests in securitizations completed prior to the third quarter of 2003. This line represents the discounted sum of expected future cash flows from these securitization trusts. Accordingly, the valuation of the residual interest is heavily dependent on estimates of future performance of the automobile contracts included in the securitizations.

We structured all subsequent securitizations and warehouse credit facilities as secured financings. The warehouse credit facilities are accordingly reflected in the line items "Finance receivables" and "Warehouse lines of credit" on our consolidated balance sheet, and the securitizations are reflected in the line items "Finance receivables" and "Securitization trust debt."

The key economic assumptions used in measuring all residual interests as of March 31, 2006, December 31, 2005 and December 31, 2004 are included in the table below. We have used an effective pre-tax discount rate of 14% per annum except for certain collections from charged off receivables related to our securitizations executed from 2001 through the second quarter of 2003. With respect to collections from such charged off receivables, we have used a discount rate of 25% per annum.

---------------------------------    -----------   -------------   -------------
                                      3/31/2006     12/31/2005       12/31/2004
---------------------------------    -----------   -------------   -------------
Prepayment Speed (Cumulative) ...    22.2%-35.3%   22.2% - 35.8%   20.0% - 30.5%
Net Credit Losses (Cumulative) ..    12.3%-20.0%   11.9% - 20.2%   13.0% - 20.5%

Key economic assumptions and the sensitivity of the fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions as of December 2005 are as follows:

                                                               DECEMBER 31,
                                                          ----------------------
                                                                   2005
                                                          (DOLLARS IN THOUSANDS)

Carrying amount/fair value of residual interest in
securitizations ......................................    $       25,220
Weighted average life in years .......................             2.24

Prepayment Speed Assumption (Cumulative) .............         22.2% - 35.8%
Estimated Fair value assuming 10% adverse change .....    $       25,168
Estimated Fair value assuming 20% adverse change .....            25,119

Expected Net Credit Losses (Cumulative) ..............         11.9% - 20.2%
Estimated Fair value assuming 10% adverse change .....    $       23,937
Estimated Fair value assuming 20% adverse change .....            22,656

Residual Cash Flows Discount Rate (Annual) ...........         14.0% - 25.0%
Estimated Fair value assuming 10% adverse change .....    $       24,636
Estimated Fair value assuming 20% adverse change .....            24,071

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on 10% and 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market rates may result in lower prepayments and increased credit losses), which could magnify or counteract the sensitivities.

Our term securitization structure has generally been as follows:

We sell automobile contracts we acquire to a wholly-owned special purpose subsidiary, which has been established for the limited purpose of buying and reselling our automobile contracts. The special-purpose subsidiary then transfers the same automobile contracts to another entity, typically a statutory trust. The trust issues interest-bearing asset-backed securities, in a principal amount equal to or less than the aggregate principal balance of the automobile contracts. We typically sell these automobile contracts to the trust at face value and without recourse, except that representations and warranties similar to those provided by the dealer to us are provided by us to the trust. One or more investors purchase the asset-backed securities issued by the trust; the proceeds from the sale of the asset-backed securities are then used to purchase the automobile contracts from us. We may retain or sell subordinated asset-backed securities issued by the trust or by a related entity. We purchase external credit enhancement in the form of a financial guaranty insurance policy, guaranteeing timely payment of principal and interest on the senior asset-backed securities, from an insurance company. In addition, we structure our securitizations to include internal credit enhancement for the benefit of the insurance company and the investors (i) in the form of an initial cash deposit to an account ("spread account") held by the trust, (ii) in the form of overcollateralization of the senior asset-backed securities, where the principal balance of the senior asset-backed securities issued is less than the principal balance of the automobile contracts, (iii) in the form of subordinated asset-backed securities, or (iv) some combination of such internal credit enhancements. The agreements governing the securitization transactions require that the initial level of internal credit enhancement be supplemented by a portion of collections from the automobile contracts until the level of internal credit enhancement reaches specified levels, which are then maintained. The specified levels are generally computed as a percentage of the principal amount remaining unpaid under the related automobile contracts. The specified levels at which the internal credit enhancement is to be maintained will vary depending on the performance of the portfolios of automobile contracts held by the trusts and on other conditions, and may also be varied by agreement among us, our special purpose subsidiary, the insurance company and the trustee. Such levels have increased and decreased from time to time based on performance of the various portfolios, and have also varied from one transaction to another. The agreements governing the securitizations generally grant us the option to repurchase the sold automobile contracts from the trust when the aggregate outstanding balance of the automobile contracts has amortized to a specified percentage of the initial aggregate balance.

The prior securitizations that were treated as sales for financial accounting purposes differ from those treated as secured financings in that the trust to which our special-purpose subsidiaries sold the automobile contracts met the definition of a "qualified special-purpose entity" under Statement of Financial Accounting Standards No. 140 ("SFAS 140"). As a result, assets and liabilities of those trusts are not consolidated into our consolidated balance sheet.

Our warehouse credit facility structures are similar to the above, except that
(i) our special-purpose subsidiaries that purchase the automobile contracts pledge the automobile contracts to secure promissory notes that they issue, (ii) the promissory notes are in an aggregate principal amount of not more than 80.0% of the aggregate principal balance of the automobile contracts (that is, at least 20.0% overcollateralization), (iii) no increase in the required amount of internal credit enhancement is contemplated unless certain portfolio performance tests are breached, and (iv) we do not purchase financial guaranty insurance. During the third quarter of 2003, we agreed with our warehouse lenders to amend the agreements governing our warehouse credit facilities. The effect of these amendments was to cause the transactions to be treated as secured financings for financial accounting purposes.

Upon each sale of automobile contracts in a transaction structured as a secured Financing for financial accounting purposes, whether a term securitization or a warehouse financing, we retain on our consolidated balance sheet the related automobile contracts as assets and record the asset-backed notes issued in the transaction as indebtedness.

Under the prior securitizations and warehouse credit facilities structured as sales for financial accounting purposes, we removed from our consolidated balance sheet the automobile contracts sold and added to our consolidated balance sheet (i) the cash received, if any, and (ii) the estimated fair value of the ownership interest that we retained in the automobile contracts sold in the transaction. That retained or residual interest consisted of (a) the cash held in the spread account, if any, (b) overcollateralization, if any, (c) subordinated asset-backed securities retained, if any, and (d) receivables from trust, which include the net interest receivables. Net interest receivables represent the estimated discounted cash flows to be received from the trust in the future, net of principal and interest payable with respect to the asset-backed notes, and certain expenses. The excess of the cash received and the assets we retained over the carrying value of the automobile contracts sold, less transaction costs, equaled the net gain on sale of automobile contracts we recorded. Until the maturity of these transactions, our consolidated balance sheet will reflect both securitization transactions structured as sales and others structured as secured financings.

With respect to transactions structured as sales for financial accounting purposes, we allocate our basis in the automobile contracts between the asset-backed securities sold and the residual interests retained based on the relative fair values of those portions on the date of the sale. We recognize gains or losses attributable to the change in the fair value of the residual interests, which are recorded at estimated fair value. We are not aware of an active market for the purchase or sale of interests such as the residual interests; accordingly, we determine the estimated fair value of the residual interests by discounting the amount of anticipated cash flows that we estimate will be released to us in the future (the cash out method), using a discount rate that we believe is appropriate for the risks involved. The anticipated cash flows include collections from both current and charged off receivables. We have used an effective pre-tax discount rate of 14% per annum except for certain collections from charged off receivables related to our securitizations executed from 2001 through the second quarter of 2003. With respect to collections from such charged off receivables, we have used a discount rate of 25% per annum.

We receive periodic base servicing fees for the servicing and collection of the automobile contracts. (Under our current securitization structure, such servicing fees are included in interest income from the automobile contracts). In addition, we are entitled to the cash flows from the trusts that represent collections on the automobile contracts in excess of the amounts required to pay principal and interest on the asset-backed securities, the base servicing fees, and certain other fees and expenses (such as trustee and custodial fees). Required principal payments on the notes are generally defined as the payments sufficient to keep the principal balance of such notes equal to the aggregate principal balance of the related automobile contracts (excluding those automobile contracts that have been charged off), or a pre-determined percentage of such balance. Where that percentage is less than 100%, the related securitization agreements require accelerated payment of principal until the principal balance of the asset-backed securities is reduced to the specified percentage. Such accelerated principal payment is said to create overcollateralization of the asset-backed notes.

If the amount of cash required for payment of fees, expenses, interest and principal exceeds the amount collected during the collection period, the shortfall is withdrawn from the spread account, if any. If the cash collected during the period exceeds the amount necessary for the above allocations, and there is no shortfall in the related spread account or the required overcollateralization level, the excess is released to us, or in certain cases is transferred to other spread accounts related to transactions that may be below their required levels. If the spread account and overcollateralization is not at the required level, then the excess cash collected is retained in the trust until the specified level is achieved. Although spread account balances are held by the trusts on behalf of our special-purpose subsidiaries as the owner of the residual interests (in the case of securitization transactions structured as sales for financial accounting purposes) or the trusts (in the case of securitization transactions structured as secured financings for financial accounting purposes), we are restricted in use of the cash in the spread accounts. Cash held in the various spread accounts is invested in high quality, liquid investment securities, as specified in the securitization agreements. The interest rate payable on the automobile contracts is significantly greater than the interest rate on the asset-backed notes. As a result, the residual interests described above are a significant asset of ours. In determining the value of the residual interests, we must estimate the future rates of prepayments, delinquencies, defaults, default loss severity, and recovery rates, as all of these factors affect the amount and timing of the estimated cash flows. We estimate prepayments by evaluating historical prepayment performance of comparable automobile contracts. We estimate recovery rates of previously charged off receivables using available historical recovery data. We estimate defaults and default loss severity using available historical loss data for comparable automobile contracts and the specific characteristics of the automobile contracts we purchased. In valuing the residuals as of March 31, 2006, we estimate that charge-offs as a percentage of the original principal balance will approximate 16.5% to 25.9% cumulatively over the lives of the related automobile contracts, with recovery rates approximating 4.3% to 5.9% of the original principal balance and prepayment estimates of approximately 22.2% to 35.3% cumulatively over the lives of the related automobile contracts.

For securitizations that were structured as a sale for financial accounting purposes, we recognize interest income on the balance of the residual interests. In addition, we would recognize as gain additional revenue from the residual interests if the actual performance of the automobile contracts were better than our estimate of the value of the residual interest. If the actual performance of the automobile contracts were worse than our estimate, then a downward adjustment to the carrying value of the residuals and a related impairment charge would be required. In a securitization structured as a secured financing for financial accounting purposes, interest income is recognized when accrued under the terms of the related automobile contracts and, therefore, presents less potential for fluctuations in performance when compared to the approach used in a transaction structured as a sale for financial accounting purposes.

In all of our term securitizations and warehouse credit facilities, whether treated as secured financings or as sales, we have sold the automobile contracts (through a subsidiary) to the securitization trust. The difference between the two structures is that in securitizations that are treated as secured financings we report the assets and liabilities of the securitization trust on our consolidated balance sheet. Under both structures, recourse to us by holders of the asset-backed securities and by the trust, for failure of the automobile contract obligors to make payments on a timely basis, is limited to the automobile contracts included in the securitizations or warehouse credit facilities, the spread accounts and our residual interests in the respective trusts.

INCOME TAXES

We and our subsidiaries file a consolidated federal income tax return and combined or stand-alone state franchise tax returns for certain states. We utilize the asset and liability method of accounting for income taxes, under which deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement values of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We have estimated a valuation allowance against that portion of the deferred tax asset whose utilization in future periods is not more than likely.

In determining the possible realization of deferred tax assets, we consider future taxable income from the following sources: (a) the reversal of taxable temporary differences; (b) future operations exclusive of reversing temporary differences; and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into periods in which net operating losses might otherwise expire.

See "Liquidity and Capital Resources" and Note 1 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

EFFECTS OF CHANGE IN SECURITIZATION STRUCTURE

Our decision in the third quarter of 2003 to structure securitization transactions as secured financings for financial accounting purposes, rather than as sales, has affected and will affect the way in which the transactions are reported. The major effects are these: (i) the automobile contracts are shown as assets on our balance sheet; (ii) the debt issued in the transactions is shown as indebtedness; (iii) cash deposited in the spread accounts to enhance the credit of the securitization transactions is shown as "Restricted cash" on our balance sheet; (iv) cash collected from automobile purchasers and other sources related to the automobile contracts prior to making the required payments under the securitization agreements is also shown as "Restricted cash" on our balance sheet; (v) the servicing fee that we receive in connection with such contracts is recorded as a portion of the interest earned on such contracts in our statements of operations; (vi) we have initially and periodically recorded as expense a provision for estimated credit losses on the contracts in our statements of operations; and (vii) portions of scheduled payments on the contracts and on the debt issued in the transactions representing interest are recorded as interest income and expense, respectively, in our statements of operations.

These changes collectively represent a deferral of revenue and acceleration of expenses, and thus a more conservative approach to accounting for our operations compared to the previous securitization transactions, which were accounted for as sales at the consummation of the transaction. As a result of the changes, we initially reported lower earnings than we would have reported if we had continued to structure our transactions to require recognition of gain on sale. It should also be noted that growth in our portfolio of receivables resulted in an increase in expenses in the form of provision for credit losses, and initially had a negative effect on net earnings. Our cash availability and cash requirements should be unaffected by the change in structure.

Since the third quarter of 2003, we have conducted fifteen term securitizations. Of these fifteen, eleven were quarterly securitizations of automobile contracts that we purchased from automobile dealers under our regular programs. In addition, in March 2004 and November 2005, we completed securitizations of our retained interests in other securitizations that we and our affiliates previously sponsored. The debt from the March 2004 transaction was repaid in August 2005. Also, in June 2004, we completed a securitization of automobile contracts purchased in the SeaWest asset acquisition and under our TFC programs. Further, in December 2005, we completed a securitization that included automobile contracts purchased under the TFC programs, automobile contracts purchased under the CPS programs and automobile contracts we repurchased upon termination of prior securitizations of our MFN and TFC subsidiaries. All such securitizations since the third quarter of 2003 have been structured as secured financings.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2006 WITH THE THREE MONTHS ENDED MARCH 31, 2005

REVENUES. During the three months ended March 31, 2006, revenues were $58.0 million, an increase of $16.2 million, or 38.7%, from the prior year period revenue of $41.8 million. The primary reason for the increase in revenues is an increase in interest income. Interest income for the three months ended March 31, 2006 increased $18.4 million, or 50.7%, to $54.5 million from $36.2 million in the prior year period. The primary reason for the increase in interest income is the increase in finance receivables held by consolidated subsidiaries (resulting in an increase of $22.5 million in interest income). This increase was partially offset by the decline in the balance of the portfolios of automobile contracts we acquired in the MFN, TFC and SeaWest transactions (in the aggregate, resulting in a decrease of $3.4 million in interest income), and a decrease of $723,000 in interest earned on our residual asset.

Servicing fees totaling $1.0 million in the three months ended March 31, 2006 decreased $1.3 million, or 55.6%, from $2.3 million in the same period a year earlier. The decrease in servicing fees is the result of the change in securitization structure and the consequent decline in our managed portfolio held by non-consolidated subsidiaries. As a result of the decision to structure future securitizations as secured financings, our managed portfolio held by non-consolidated subsidiaries will continue to decline in future periods, and servicing fee revenue is anticipated to decline proportionately. As of March 31, 2006 and 2005, our managed portfolio owned by consolidated vs. non-consolidated subsidiaries and other third parties was as follows:

                                             MARCH 31, 2006           MARCH 31, 2005
                                         ----------------------   ----------------------
                                           AMOUNT         %         AMOUNT         %
                                         ----------   ---------   ----------   ---------
Total Managed Portfolio                                  ($ IN MILLIONS)
Owned by Consolidated Subsidiaries ...   $  1,144.3       92.3%   $    692.0       74.7%
Owned by Non-Consolidated Subsidiaries         83.2        6.7%        193.8       20.9%
SeaWest Third Party Portfolio ........         12.5        1.0%         40.5        4.4%
                                         ----------   ---------   ----------   ---------
Total ................................   $  1,240.0      100.0%   $    926.3      100.0%
                                         ==========   =========   ==========   =========

At March 31, 2006, we were generating income and fees on a managed portfolio with an outstanding principal balance of $1,240.0 million (this amount includes $12.5 million of automobile contracts securitized by SeaWest, on which we earn only servicing fees), compared to a managed portfolio with an outstanding principal balance of $926.3 million as of March 31, 2005. As the portfolios of automobile contracts acquired in the MFN, TFC Merger and SeaWest transactions decrease, the portfolio of automobile contracts that we purchased directly from automobile dealers continues to expand. At March 31, 2006 and 2005, the managed portfolio composition was as follows:

                                             MARCH 31, 2006           MARCH 31, 2005
                                         ----------------------   ----------------------
                                           AMOUNT         %         AMOUNT         %
                                         ----------   ---------   ----------   ---------
ORIGINATING ENTITY                                       ($ IN MILLIONS)
CPS ..................................   $  1,150.5       92.8%   $    760.1       82.1%
TFC ..................................         64.7        5.2%         83.5        9.0%
MFN ..................................          1.3        0.1%         11.1        1.2%
SeaWest ..............................         11.0        0.9%         31.1        3.4%
SeaWest Third Party Portfolio.........         12.5        1.0%         40.5        4.4%
                                         ----------   ---------   ----------   ---------
Total ................................   $  1,240.0      100.0%   $    926.3      100.0%
                                         ==========   =========   ==========   =========

Other income decreased $904,000, or 26.6%, to $2.5 million in the three-month period ended March 31, 2006 from $3.4 million during the same period a year earlier. The period over period decrease resulted primarily from decreases in recoveries on MFN and certain other automobile contracts (a decrease of $792,000) compared to the same period of the prior year and decreased revenue on our direct mail services (a decrease of $340,000). These direct mail services are provided to our dealers and consist of customized solicitations targeted to prospective vehicle purchasers, in proximity to the dealer, who appear to meet our credit criteria. Decreases in other income for the period were somewhat offset by increases in convenience fees charged to obligors for certain transaction types (an increase of $228,000).

EXPENSES. Our operating expenses consist primarily of provisions for credit losses, interest expense, employee costs and general and administrative expenses. Provisions for credit losses and interest expense are significantly affected by the volume of automobile contracts we purchased during a period and by the outstanding balance of finance receivables held by consolidated subsidiaries. Employee costs and general and administrative expenses are incurred as applications and automobile contracts are received, processed and serviced. Factors that affect margins and net income include changes in the automobile and automobile finance market environments, and macroeconomic factors such as interest rates and the unemployment level.

Employee costs include base salaries, commissions and bonuses paid to employees, and certain expenses related to the accounting treatment of outstanding warrants and stock options, and are one of our most significant operating expenses. These costs (other than those relating to stock options) generally fluctuate with the level of applications and automobile contracts processed and serviced.

Other operating expenses consist primarily of facilities expenses, telephone and other communication services, credit services, computer services (including employee costs associated with information technology support), professional services, marketing and advertising expenses, and depreciation and amortization.

Total operating expenses were $56.2 million for the three months ended March 31, 2006, compared to $42.1 million for the same period a year earlier, an increase of $14.2 million, or 33.7%. The increase is primarily due to increases in provision for credit losses and interest expense, which increased by $6.8 million and $7.7 million, or 55.1% and 73.7% respectively. Both interest expense and provision for credit losses are directly affected by the growth in our portfolio of automobile contracts held by consolidated affiliates.

Employee costs decreased slightly to $9.4 million during the three months ended March 31, 2006, representing 16.6 % of total operating expenses, from $10.5 million for the same period a year earlier, or 24.8% of total operating expenses. During the period ended March 31, 2006, we deferred $946,000 of direct employee costs associated with the purchase of automobile contracts in the period, in accordance with Statement of Financial Accounting Standard No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (SFAS 91). Historically, we have not deferred and amortized such costs as our analyses indicated that the effect of such deferral and amortization would not have been material. However, due to continued increases in volumes of automobile contract purchases and refinements in our methodology to measure direct costs associated with automobile contract purchases, our estimate of direct costs has increased, resulting in the need to defer such costs and amortize them over the lives of the related automobile contracts as an adjustment to the yield in accordance with SFAS 91. The decrease as a percentage of total operating expenses reflects the higher total of operating expenses, primarily a result of the increased provision for credit losses and interest expense.

General and administrative expenses decreased slightly by $27,000 or 0.5% and represented 9.1% of total operating expenses in the three-month period ending March 31, 2006, as compared to the prior year period when general and administrative expenses represented 12.2% of total operating expenses. The decrease as a percentage of total operating expenses reflects the higher operating expenses primarily a result of the provision for credit losses and interest expense.

Interest expense for the three-month period ended March 31, 2006 increased $7.7 million, or 73.7%, to $18.0 million, compared to $10.4 million in the same period of the previous year. The increase is primarily the result of changes in the amount and composition of securitization trust debt carried on our consolidated balance sheet. Such debt increased as a result of the change in securitization structure implemented in the third quarter of 2003 (resulting in an increase of $8.9 million in interest expense), partially offset by the decrease in the balance of the securitization trust debt acquired in the MFN and TFC transaction (resulting in a decrease of $309,000 in interest expense) and a decrease in interest expense on certain long-term debt (a decrease of $870,000).

Marketing expenses increased by $737,000, or 26.3%, to $3.5million, compared to $2.8 million in the same period of the previous year and represented 6.3% of total operating expenses. The increase is primarily due to the increase in automobile contracts we purchased during the three months ended March 31, 2006 as compared to the prior year period. During the period ended March 31, 2006, we purchased 16,953 automobile contracts aggregating $255.6 million, compared to 10,103 automobile contracts aggregating $144.2 million in the same period of the prior year.

Occupancy expenses increased by $121,000, or 15.5%, to $903,000 compared to $782,000 in the same period of the previous year and represented 1.6% of total operating expenses.

Depreciation and amortization expenses decreased by $14,000, or 6.8%, to $193,000 from $207,000 in the same period of the previous year.

COMPARISON OF OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005 WITH THE YEAR ENDED DECEMBER 31, 2004

REVENUES. During the year ended December 31, 2005, revenues were $193.7 million, an increase of $61.0 million, or 46.0%, from the prior year revenue of $132.7 million. The primary reason for the increase in revenues is an increase in interest income. Interest income for the year ended December 31, 2005 increased $66.0 million, or 62.4%, to $171.8 million in 2005 from $105.8 million in 2004. The primary reason for the increase in interest income is the growth of the finance receivables held by consolidated subsidiaries on our balance sheet. During 2005, we purchased $691.3 million of automobile contracts and increased our balance of receivables held by consolidated subsidiaries to $1,000.6 million at December 31, 2005 from $619.8 million at December 31, 2004, an increase of 61.4%. Offsetting the increase in interest income were decreases in the balance of receivables acquired in the MFN, TFC and SeaWest transactions, which resulted in decreases in interest income of $1.8 million, $2.0 million and $2.6 million, respectively.

Servicing fees totaling $6.6 million in the year ended December 31, 2005 decreased $5.8 million, or 46.7%, from $12.5 million in the same period a year earlier. The decrease in servicing fees is the result of the change in securitization structure and the consequent decline in our managed portfolio held by non-consolidated subsidiaries, and the decrease in the balance of automobile contracts originated by SeaWest for which we receive only servicing fees. As a result of the decision to structure future securitizations as secured financings, our managed portfolio held by non-consolidated subsidiaries will continue to decline in future periods, and servicing fee revenue is anticipated to decline proportionately. As of December 31, 2005 and 2004, our managed portfolio owned by consolidated vs. non-consolidated subsidiaries and other third parties was as follows:


                                              DECEMBER 31, 2005        DECEMBER 31, 2004
                                            ----------------------   ----------------------
                                              AMOUNT         %         AMOUNT         %
                                            ----------   ---------   ----------   ---------
Total Managed Portfolio                                 (DOLLARS IN MILLIONS)
Owned by Consolidated Subsidiaries ......   $  1,000.6       89.2%   $    619.8       68.3%
Owned by Non-Consolidated Subsidiaries ..        103.1        9.2%        233.6       25.8%
SeaWest Third Party Portfolio ...........         18.0        1.6%         53.5        5.9%
                                            ----------   ---------   ----------   ---------
Total ...................................   $  1,121.7      100.0%   $    906.9      100.0%
                                            ==========   =========   ==========   =========

At December 31, 2005, we were generating income and fees on a managed portfolio with an outstanding principal balance of $1,121.7 million (this amount includes $18.0 million of automobile contracts securitized by SeaWest, on which we earn only servicing fees), compared to a managed portfolio with an outstanding principal balance of $906.9 million as of December 31, 2004. As the portfolios of automobile contracts acquired in the MFN, TFC and SeaWest transactions decrease, the portfolio of automobile contracts that we purchased directly from automobile dealers continues to expand. At December 31, 2005 and 2004, the managed portfolio composition was as follows:

                                              DECEMBER 31, 2005        DECEMBER 31, 2004
                                            ----------------------   ----------------------
                                              AMOUNT         %         AMOUNT         %
                                            ----------   ---------   ----------   ---------
ORIGINATING ENTITY                                      (DOLLARS IN MILLIONS)
CPS ............................            $  1,017.3       90.7%   $    706.8       77.9%
TFC ............................                  68.6        6.1%         89.4        9.9%
MFN ............................                   2.5        0.1%         17.8        2.0%
SeaWest ........................                  15.3        1.4%         39.4        4.3%
SeaWest Third Party Portfolio ..                  18.0        1.6%         53.5        5.9%
                                            ----------   ---------   ----------   ---------
Total ..........................            $  1,121.7      100.0%   $    906.9      100.0%
                                            ==========   =========   ==========   =========

Other income increased $822,000, or 5.7%, to $15.2 million during 2005 from $14.4 million in 2004. During 2005, other income included $2.4 million from the sale of charged off receivables acquired in the MFN, TFC, and SeaWest transactions, compared to no such proceeds in 2004. Recoveries on MFN receivables decreased by $3.1 million to $4.9 million in 2005, compared to $8.0 million in 2004. Other income associated with direct mail services increased by $765,000 to $4.5 million in 2005, compared to $3.8 million in 2004. These direct mail services are provided to our dealers and represent direct mail products which consist of customized solicitations targeted to prospective vehicle purchasers, in proximity to the Dealer, who are likely to meet our credit criteria.

EXPENSES. Total operating expenses were $190.3 million for 2005, compared to $148.6 million for 2004. The increase is primarily due to a $26.4 million increase, or 81.1% in the provision for credit losses to $59.0 million during the 2005 period as compared to $32.6 million in the 2004 period. Interest expense increased by $19.5 million to $51.7 million from $32.1 million in 2004, an increase of 60.7%. The increase is primarily the result of the amount of securitization trust debt carried on our consolidated balance sheet, which increased along with the growth of our portfolio of finance receivables. The increase was somewhat offset by the decrease in securitization trust debt acquired in the MFN and TFC transactions. For 2005, the provision for credit losses and interest expense represented 31.0% and 27.1%, respectively, of total operating expenses, compared to 21.9% and 21.6% in 2004.

Employee costs increased to $40.4 million, or 5.8% during 2005, representing 21.2% of total operating expenses, from $38.2 million for 2004, or 25.7% of total operating expenses. The decrease as a percentage of total operating expenses reflects the higher total of operating expenses, primarily a result of the increased provision for credit losses and interest expense.

General and administrative expenses increased slightly to $23.1 million, or 12.1% of total operating expenses, in 2005, as compared to $21.3 million, or 14.3% of total operating expenses, in 2004. The decrease as a percentage of total operating expenses reflects the higher operating expenses primarily a result of the increased provision for credit losses and interest expense. During the year ended December 31, 2005, we recognized what we believe will be a one-time, non-cash impairment charge of $1.9 million against certain assets other than finance receivables.

In December 2005, the Compensation Committee of the Board of Directors approved accelerated vesting of all the outstanding stock options we issued. Options to purchase 2,113,998 shares of our common stock, which would otherwise have vested from time to time through 2010, became immediately exercisable as a result of the acceleration of vesting. The decision to accelerate the vesting of the options was made primarily to reduce non-cash compensation expenses that would have been recorded in our income statement in future periods upon the adoption of Financial Accounting Standards Board Statement No. 123R, Share-Based Payment, in January 2006. We estimate that approximately $3.5 million of future non-cash compensation expense was eliminated as a result of the acceleration of vesting.

At the time of the acceleration of vesting, we accounted for our stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Consequently, the acceleration of vesting resulted in non-cash compensation charge of $427,000 for the year ended December 31, 2005.

For 2005, we recognized no impairment loss on our residual interest in securitizations compared to $11.8 million in 2004. In 2004, such impairment loss related to our analysis and estimate of the expected ultimate performance of our previously securitized pools that are held by non-consolidated subsidiaries and the residual interest in securitizations. The impairment loss was a result of the actual net loss and prepayment rates exceeding our previous estimates for the automobile contracts held by non-consolidated subsidiaries.

Marketing expenses increased by $3.7 million, or 43.9%, to $12.0 million, compared to $8.3 million in the same period of the previous year and represented 6.3% of total operating expenses. The increase is primarily due to the increase in automobile contracts we purchased during the year ended December 31, 2005.

Occupancy expenses decreased by $120,000, or 3.4%, to $3.4 million, compared to $3.5 million in the same period of the previous year and represented 1.8% of total operating expenses. The decrease is primarily due to the closure and sub-leasing during 2005 of certain facilities acquired in the MFN and TFC transactions.

Depreciation and amortization expenses remained essentially unchanged at $790,000 for 2005, compared to $785,000 for 2004, and represented 0.4% of total operating expenses.

We would have recorded income tax expense of $1.4 million for the year ended December 31, 2005, but the income tax expense was offset primarily by a $1.4 million decrease in the valuation allowance that has been established to offset our deferred tax assets.

COMPARISON OF OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004 WITH THE YEAR ENDED DECEMBER 31, 2003

REVENUES. During the year ended December 31, 2004, revenues were $132.7 million, an increase of $27.7 million, or 26.4%, from the prior year revenue of $105.0 million. The primary reason for the increase in revenues is an increase in interest income. Interest income for the year ended December 31, 2004 increased $47.7 million, or 81.9%, to $105.8 million in 2004 from $58.2 million in 2003. The primary reasons for the increase in interest income are the change in securitization structure implemented during the third quarter of 2003 (an increase of $56.0 million) and the interest income earned on the portfolios of automobile contracts acquired in the TFC transaction (an increase of $7.2 million) and the SeaWest asset acquisition (an increase of $6.1 million). This increase was partially offset by the decline in the balance of the portfolio of automobile contracts acquired in the MFN transaction (resulting in a decrease of $10.1 million in interest income) and a decrease in residual interest income (a decrease of $11.6 million).

The increase in interest income is offset in part by the elimination of net gain on sale of automobile contracts revenue and a decrease in servicing fees. As a result of the change in securitization structure, no net gain on sale of automobile contracts was recorded in 2004, compared to $10.4 million net gain on sale in the year earlier period.

Servicing fees totaling $12.5 million in the year ended December 31, 2004 decreased $4.6 million, or 26.8%, from $17.1 million in the same period a year earlier. The decrease in servicing fees is the result of the change in securitization structure and the consequent decline in our managed portfolio held by non-consolidated subsidiaries. The decrease was partially offset by the servicing fees earned on the automobile contracts securitized by SeaWest, on which we earn only a servicing fee, which totaled $2.0 million. As a result of the decision to structure future securitizations as secured financings, our managed portfolio held by non-consolidated subsidiaries will continue to decline in future periods, and servicing fee revenue is anticipated to decline proportionately. As of December 31, 2004 and 2003, our managed portfolio owned by consolidated vs. non-consolidated subsidiaries and other third parties was as follows:

                                              DECEMBER 31, 2004        DECEMBER 31, 2003
                                            ----------------------   ----------------------
                                              AMOUNT        %          AMOUNT        %
                                            ----------   ---------   ----------   ---------
Total Managed Portfolio                                 (DOLLARS IN MILLIONS)
Owned by Consolidated Subsidiaries ......   $    619.8       68.3%   $    318.0       42.8%
Owned by Non-Consolidated Subsidiaries ..        233.6       25.8%        425.5       57.2%
SeaWest Third Party Portfolio ...........         53.5        5.9%           --        0.0%
                                            ----------   ---------   ----------   ---------
Total ...................................   $    906.9      100.0%   $    743.5      100.0%
                                            ==========   =========   ==========   =========

At December 31, 2004, we were generating income and fees on a managed portfolio with an outstanding principal balance of $906.9 million (this amount includes $53.5 million related to automobile contracts securitized by SeaWest, on which we earn only a servicing fee), compared to a managed portfolio with an outstanding principal balance of $743.5 million as of December 31, 2003. As the portfolios of automobile contracts acquired in the MFN and the TFC transactions decrease, the portfolio of automobile contracts that we purchased directly from automobile dealers continues to expand. At December 31, 2004 and 2003, the managed portfolio composition was as follows:

                                              DECEMBER 31, 2004        DECEMBER 31, 2003
                                            ----------------------   ----------------------
                                              AMOUNT        %          AMOUNT        %
                                            ----------   ---------   ----------   ---------
ORIGINATING ENTITY                                      (DOLLARS IN MILLIONS)
CPS ............................            $    706.8       77.9%   $    543.8       73.1%
TFC ............................                  89.4        9.9%        126.0       17.0%
MFN ............................                  17.8        2.0%         73.7        9.9%
SeaWest ........................                  39.4        4.3%           --        0.0%
SeaWest Third Party Portfolio...                  53.5        5.9%           --        0.0%
                                            ----------   ---------   ----------   ---------
Total ..........................            $    906.9      100.0%   $    743.5      100.0%
                                            ==========   =========   ==========   =========

Other income decreased $4.9 million, or 25.6%, to $14.4 million during 2004 from $19.3 million during 2003. The period over period decrease resulted primarily from a sales tax refund of $3.0 million received in 2003 and decreased recoveries on previously charged off MFN automobile contracts, which were $8.0 million during 2004, compared to $12.2 million for 2003.

EXPENSES. Total operating expenses were $148.6 million for 2004, compared to $108.0 million for 2003. The increase is primarily due to a $21.2 million increase in the provision for credit losses to $32.6 million during the 2004 period as compared to $11.4 million in the 2003 period. Increased interest expense was also significant.

Employee costs increased to $38.2 million during 2004, representing 25.7% of total operating expenses, from $37.1 million for 2003, or 34.4% of total operating expenses. The slight increase is primarily the result of staff additions related to increased automobile contract purchases in 2004 (an increase of $3.9 million). This increase was partially offset by staff reductions since the MFN transaction in 2002 related to the integration and consolidation of certain service and administrative activities and the decline in the balance of the portfolio of automobile contracts acquired in the MFN transaction (a decrease of $3.2 million). The decrease as a percentage of total operating expenses reflects the higher total of operating expenses, primarily a result of the increased provision for credit losses and interest expense.

General and administrative expenses remained essentially unchanged at $21.3 million, or 14.3% of total operating expenses, in 2004, as compared to $21.3 million, or 19.7% of total operating expenses, in 2003. The decrease as a percentage of total operating expenses reflects the higher operating expenses primarily a result of the provision for credit losses and interest expense.

Interest expense for 2004 increased $8.3 million, or 34.7%, to $32.1 million, compared to $23.9 million in 2003. The increase is primarily the result of changes in the amount and composition of securitization trust debt carried on our consolidated balance sheet. Such debt increased as a result of the change in securitization structure implemented in the third quarter of 2003, the TFC acquisition in May 2003 and the SeaWest asset acquisition in April 2004 (a combined increase in interest expense of approximately $10.3 million), partially offset by the decrease in the balance of the securitization trust debt acquired in the MFN transaction (resulting in a decrease of approximately $2.0 million in interest expense).

Impairment loss increased by $7.7 million, or 190.0%, to $11.8 million in 2004 as compared to $4.1 million in 2003. Such impairment loss relates to our analysis and estimate of the expected ultimate performance of our previously securitized pools that are held by non-consolidated subsidiaries and the residual interest in securitizations. The impairment loss is a result of the actual net loss and prepayment rates exceeding our previous estimates for the automobile contracts held by non-consolidated subsidiaries.

Marketing expenses increased by $3.0 million, or 55.0%, and represented 5.6% of total operating expenses. The increase is primarily due to the increase in automobile contracts we purchased during the year ended December 31, 2004.

Occupancy expenses decreased by $410,000, or 10.4%, and represented 2.4% of total operating expenses. The decrease is primarily due to the closure and sub-leasing during 2004 of certain facilities acquired in the MFN and TFC transactions.

Depreciation and amortization expenses decreased by $215,000, or 21.5%, to $785,000 from $1.0 million.

No income tax benefit was recorded in 2004 as compared to $3.4 million recorded in 2003. The 2003 benefit is primarily the result of the resolution of certain Internal Revenue Service examinations of previously filed MFN tax returns, resulting in a tax benefit of $4.9 million, and other state tax matters resulting in a tax provision of $1.5 million. We do not expect any comparable income tax benefit in future periods.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Our business requires substantial cash to support purchases of automobile contracts and other operating activities. Our primary sources of cash have been cash flows from operating activities, including proceeds from sales of automobile contracts, amounts borrowed under various revolving credit facilities (also sometimes known as warehouse credit facilities), servicing fees on portfolios of automobile contracts previously sold in securitization transactions or serviced for third parties, customer payments of principal and interest on finance receivables, fees for origination of automobile contracts, and releases of cash from securitized portfolios of automobile contracts in which we have retained a residual ownership interest and from the spread accounts associated with such pools. Our primary uses of cash have been the purchases of automobile contracts, repayment of amounts borrowed under lines of credit and otherwise, operating expenses such as employee, interest, occupancy expenses and other general and administrative expenses, the establishment of spread accounts and initial overcollateralization, if any, and the increase of credit enhancement to required levels in securitization transactions, and income taxes. There can be no assurance that internally generated cash will be sufficient to meet our cash demands. The sufficiency of internally generated cash will depend on the performance of securitized pools (which determines the level of releases from those portfolios and their related spread accounts), the rate of expansion or contraction in our managed portfolio, and the terms upon which we are able to purchase, sell, and borrow against automobile contracts.

Net cash provided by operating activities for the years ended December 31, 2005, 2004 and 2003 was $36.7 million, $10.0 million and $98.9 million, respectively. Cash from operating activities is generally provided by the net releases from our securitization trusts. The increase in 2005 vs. 2004 is due in part to our increased net earnings before the significant increase in the provision for credit losses. The decrease in 2004 vs. 2003 is primarily the result of our decision, in the third quarter of 2003, to treat all of our future securitizations as secured financings. As a result, 2005 and 2004 include no activity related to automobile contracts held for sale.

Net cash used in operating activities for the three-month period ended March 31, 2006 was $33.5 million compared to net cash used in operating activities for the three-month period ended March 31, 2005 of $9.2 million. Cash used in operating activities is affected by the increase in restricted cash as a result of our pre-funding structure used in the securitization of our finance receivables. The pre-funding structure allows us to issue securitization debt approximately one month prior to purchasing finance receivables that collateralize the debt. In those cases, certain of the proceeds of the securitization debt are held as restricted cash until such time as the additional collateral is delivered to the related trust. Increases in restricted cash are offset somewhat by our increased net earnings before the significant increase in the provision for credit losses.

Net cash used in investing activities for the years ended December 31, 2005, 2004 and 2003, was $411.7 million, $314.1 million, and $178.9 million, respectively. Cash used in investing activities has generally related to purchases of automobile contracts, the cost of the SeaWest asset acquisition and the acquisition of TFC. Purchase of finance receivables held for investment were $691.3 million, $506.0 million and $175.3 million in 2005, 2004 and 2003, respectively. Cash used in the TFC acquisition, net of the cash acquired in the transaction, totaled $10.2 million for the year ended December 31, 2003.

Net cash used in investing activities for the three-month periods ended March 31, 2006 and 2005 was $153.8 million and $79.8 million, respectively. Cash used in investing activities has generally related to purchases of automobile contracts.

Net cash provided by financing activities for the year ended December 31, 2005, was $378.4 million compared with $285.3 million for the year ended December 31, 2004 and $80.3 million for the year ended December 31, 2003. Cash used or provided by financing activities is primarily attributable to the issuance or repayment of debt. In connection with the TFC acquisition, we assumed securitization trust debt related to three securitization transactions held by consolidated subsidiaries and assumed additional subordinated debt. With the change in the securitization structure implemented in the third quarter of 2003, $662.4 million of securitization trust debt was issued in 2005 as compared to $474.7 million in 2004 and $154.4 million in 2003.

Net cash provided by financing activities for the three months ended March 31, 2006 and 2005, was $195.1 million and $84.4 million respectively. Cash provided by financing activities is generally related to the issuance of new securitization trust debt. We issued $281.0 million and $135.9 million of such debt in the three-month periods ended March 31, 2006 and 2005 respectively. Cash used in financing activities is includes the repayment of securitization trust debt of $105.0 million and $59.6 million for the three-month periods ended March 31, 2006 and 2005, respectively.

We purchase automobile contracts from dealers for a cash price approximating their principal amount, adjusted for an acquisition fee which may either increase or decrease the automobile contract purchase price. Those automobile contracts generate cash flow, however, over a period of years. As a result, we have been dependent on warehouse credit facilities to purchase automobile contracts, and on the availability of cash from outside sources in order to finance our continuing operations, as well as to fund the portion of automobile contract purchase prices not financed under revolving warehouse credit facilities. As of March 31, 2006, we had $350 million in warehouse credit capacity, in the form of a $150 million facility and $200 million facility. The $200 million facility provides funding for automobile contracts purchased under the TFC Programs while both warehouse facilities provide funding for automobile contracts purchased under the CPS Programs. On June 29, 2005, we terminated a third facility in the amount of $125 million, which we had utilized to fund automobile contracts under the CPS and TFC Programs.

The first of two warehouse facilities mentioned above is structured to allow us to fund a portion of the purchase price of automobile contracts by drawing against a floating rate variable funding note issued by our consolidated subsidiary Page Three Funding, LLC. This facility was established on November 15, 2005, and expires on November 14, 2006, although it is renewable with the mutual agreement of the parties. Up to 80% of the principal balance of automobile contracts may be advanced to us under this facility, subject to collateral tests and certain other conditions and covenants. Notes under this facility accrue interest at a rate of one-month LIBOR plus 2.00% per annum. At March 31, 2006, $171,000 was outstanding under this facility.

The second of two warehouse facilities is similarly structured to allow us to fund a portion of the purchase price of automobile contracts by drawing against a floating rate variable funding note issued by our consolidated subsidiary Page Funding LLC. This facility was entered into on June 30, 2004. On June 29, 2005 the facility was increased from $100 million to $125 million and further amended to provide for funding for automobile contracts purchased under the TFC programs, in addition to our CPS programs. The available credit under the facility was increased again to $200 million on August 31, 2005. In February 2006, the terms of this facility were amended to allow advances to us of up to 80% of the principal balance of automobile contracts that we purchase under our CPS programs, and of up to 70% of the principal balance of automobile contracts that we purchase under our TFC programs, in all events subject to collateral tests and certain other conditions and covenants. Notes under this facility accrue interest at a rate of one-month LIBOR plus 2.00% per annum. The lender has annual termination options at its sole discretion on each June 30 through 2007, at which time the agreement expires. At March 31, 2006, $74.9 million was outstanding under this facility.

The balance outstanding under these warehouse facilities generally will increase as we purchase additional automobile contracts, until we effect a securitization utilizing automobile contracts warehoused in the facilities, at which time the balance outstanding will decrease.

We securitized $202.3 million of automobile contracts in one private placement transaction during the three months ended March 31, 2006, and $674.4 million of automobile contracts in five private placement transactions during the year ended December 31, 2005, as compared to $463.9 million in five private placements during the year ended December 31, 2004. All of these transactions were structured as secured financings and, therefore, resulted in no gain on sale. During the year ended December 31, 2003, we securitized $416.9 million of automobile contracts in four private placement transactions. The first two such transactions of 2003 were structured as sales for financial accounting purposes, resulting in a gain on sale of $6.4 million (net of a negative fair value adjustment of $4.1 million related to the performance of previously securitized pools). The final two transactions of 2003 were structured as secured financings and, therefore, resulted in no gain on sale. In March 2004, one of our wholly-owned bankruptcy remote consolidated subsidiaries issued $44.0 million of asset-backed notes secured by its retained interest in eight term securitization transactions. The notes had an interest rate of 10.0% per annum and a final maturity in October 2009 and were required to be repaid from the distributions on the underlying retained interests. In connection with the issuance of the notes, we incurred and capitalized issuance costs of $1.3 million. We repaid the notes in full in August 2005. In November 2005, we completed a similar securitization whereby a wholly-owned bankruptcy remote consolidated subsidiary of ours issued $45.8 million of asset-backed notes secured by its retained interest in 10 term securitization transactions. These notes, which bear interest at a blended interest rate of 8.36% per annum and have a final maturity in July 2011, are required to be repaid from the distributions on the underlying residual interests. In connection with the issuance of the notes, we incurred and capitalized issuance costs of $915,000.

For the portfolio owned by non-consolidated subsidiaries, cash used to increase credit enhancement amounts to required levels for the years ended December 31, 2005, 2004 and 2003 was zero, $2.9 million, $20.9 million, respectively. Cash released from trusts and their related spread accounts to us related to the portfolio owned by consolidated subsidiaries for the years ended December 31, 2005, 2004 and 2003 was $23.1 million, $21.4 million and $25.9 million, respectively. Changes in the amount of credit enhancement required for term securitization transactions and releases from trusts and their related spread accounts are affected by the relative size, seasoning and performance of the various pools of automobile contracts securitized that make up our managed portfolio to which the respective spread accounts are related. During the years ended December 31, 2005 and December 31, 2004, we made no initial deposits to spread accounts and funded no initial overcollateralization related to our term securitization transactions owned by non-consolidated subsidiaries, compared to $18.7 million in 2003.

For the portfolio owned by consolidated subsidiaries, cash used to establish or increase spread accounts for the three-month periods ended March 31, 2006 and 2005 was $6.1 million and $3.2 million, respectively. Cash released from trusts and their related spread accounts to our for the three-month periods ended March 31, 2006 and 2005, was $3.9 million and $8.0 million, respectively

The acquisition of automobile contracts for subsequent sale in securitization transactions, and the need to fund spread accounts and initial overcollateralization, if any, and increase credit enhancement levels when those transactions take place, results in a continuing need for capital. The amount of capital required is most heavily dependent on the rate of our automobile contract purchases, the required level of initial credit enhancement in securitizations, and the extent to which the previously established trusts and their related spread accounts either release cash to us or capture cash from collections on securitized automobile contracts. We may be limited in our ability to purchase automobile contracts due to limits on our capital. As of December 31, 2005, we had unrestricted cash on hand of $17.8 million and available capacity from our warehouse credit facilities of $314.6 million. As of March 31, 2006, we had unrestricted cash on hand of $25.5 million and available capacity from our warehouse credit facilities of $274.9 million. Warehouse capacity is subject to the availability of suitable automobile contracts to serve as collateral and of sufficient cash to fund the portion of such automobile contracts purchase price not advanced under the warehouse facilities. Our plans to manage the need for liquidity include the completion of additional securitizations that would provide additional credit availability from the warehouse credit facilities, and matching our levels of automobile contract purchases to our availability of cash. There can be no assurance that we will be able to complete securitizations on favorable economic terms or that we will be able to complete securitizations at all. If we are unable to complete such securitizations, we may be unable to purchase automobile contracts and interest income and other portfolio related income would decrease.

Our primary means of ensuring that our cash demands do not exceed our cash resources is to match our levels of automobile contract purchases to our availability of cash. Our ability to adjust the quantity of automobile contracts that we purchase and securitize will be subject to general competitive conditions and the continued availability of warehouse credit facilities. There can be no assurance that the desired level of automobile contract purchases can be maintained or increased. While the specific terms and mechanics of each spread account vary among transactions, our securitization agreements generally provide that we will receive excess cash flows only if the amount of credit enhancement has reached specified levels and/or the delinquency, defaults or net losses related to the automobile contracts in the pool are below certain predetermined levels. In the event delinquencies, defaults or net losses on the automobile contracts exceed such levels, the terms of the securitization: (i) may require increased credit enhancement to be accumulated for the particular pool; (ii) may restrict the distribution to us of excess cash flows associated with other pools; or (iii) in certain circumstances, may permit the insurers to require the transfer of servicing on some or all of the automobile contracts to another servicer. There can be no assurance that collections from the related trusts will continue to generate sufficient cash.

Certain of our securitization transactions and the warehouse credit facilities contain various financial covenants requiring certain minimum financial ratios and results. Such covenants include maintaining minimum levels of liquidity and net worth and not exceeding maximum leverage levels and maximum financial losses. In addition, certain securitization and non-securitization related debt contain cross-default provisions that would allow certain creditors to declare a default if a default occurred under a different facility.

The agreements under which we receive periodic fees for servicing automobile contracts in securitizations are terminable by the respective note insurers upon defined events of default, and, in some cases, at the will of the note insurer. Were a note insurer in the future to exercise its option to terminate such agreements, such a termination could have a material adverse effect on our liquidity and results of operations, depending on the number and value of the terminated agreements. Our note insurers continue to extend our term as servicer on a monthly and/or quarterly basis, pursuant to the servicing agreements.

CONTRACTUAL OBLIGATIONS

The following table summarizes our material contractual obligations as of December 31, 2005 (dollars in thousands):

                                        PAYMENT DUE BY PERIOD(1)
                          -----------------------------------------------------
                                      LESS THAN   1 TO 3    3 TO 5    MORE THAN
                            TOTAL      1 YEAR      YEARS     YEARS     5 YEARS
                          ---------   ---------   -------   -------   ---------
Long Term Debt (2)(3)     $  58,866   $  55,854   $ 2,642   $   279   $      91
Operating Leases ....     $  11,085   $   4,353   $ 6,188   $   545   $      --

(1) Securitization trust debt, in the aggregate amount of $924.0 million as of December 31, 2005, is omitted from this table because it becomes due as and when the related receivables balance is reduced. Expected payments, which will depend on the performance of such receivables, as to which there can be no assurance, are $328.7 million in 2006, $223.7 million in 2007, $160.5 million in 2008,
$114.6 million in 2009, $75.1 million in 2010, and $21.4 million in 2011.
Residual interest financing, of $43.7 million as of December 31, 2005, is also omitted from this table because it becomes due as and when the related residual interest and Spread account balances are reduced. Expected payments, which will depend on the performance of the related receivables, as to which there can be no assurance, are $18.0 million in 2006, $14.4 million in 2007, $7.6 million in 2008 and $3.7 million in 2009.

(2) On May 26, 2006, $25.0 million of long-term debt held by the selling shareholder, which was due in less than one year (on May 27, 2006 and June 24, 2006) was amended to become due on May 31, 2007. The remaining $15.0 million of long-term debt held by the selling shareholder is due in December 2006. See "Certain Transactions." An additional $14.0 million of subordinated debt, not held by the selling shareholder, was paid when due in January 2006.

(3) Long term debt includes senior secured debt, subordinated debt, subordinated renewable notes and notes payable.

WAREHOUSE CREDIT FACILITIES

The terms on which credit has been available to us for purchase of automobile contracts have varied over the three years 2004-2006 and through March 31, 2006, as shown in the following recapitulation of our warehouse credit facilities:

FACILITY IN USE FROM NOVEMBER 2000 TO FEBRUARY 2004. In November 2000, we (through our subsidiary CPS Funding LLC) entered into a floating rate variable note purchase facility under which up to $75.8 million of notes could be outstanding at any time subject to collateral tests and other conditions. We used funds derived from this facility to purchase automobile contracts under the CPS Programs, which were pledged to secure the notes. The collateral tests and other conditions generally allowed us to borrow up to approximately 72.5% of the principal balance of the automobile contracts. Notes issued under this facility bore interest at one-month LIBOR plus 0.75% per annum. This facility expired on February 21, 2004.

FACILITY IN USE FROM MARCH 2002 TO JUNE 2005. In March 2002, we (through our subsidiary CPS Warehouse Trust) entered into a second floating rate variable note purchase facility, under which up to $125.0 million of notes could be outstanding at any time, subject to collateral tests and other conditions. We used funds derived from this facility to purchase automobile contracts under the CPS Programs and the TFC Programs, which were pledged to secure the notes. The collateral tests and other conditions generally allowed us to borrow up to approximately 73% of the principal balance of the automobile contracts purchased under the CPS Programs. Notes issued under this facility bore interest at commercial paper plus 1.18% per annum. During November 2004, this facility was amended to allow us to borrow up to approximately 70% of the principal balance of automobile contracts purchased under the TFC Programs. This facility was due to expire on April 11, 2006, but we elected to terminate it on June 29, 2005.

FACILITY IN USE FROM MAY 2003 TO JUNE 2004. In connection with the TFC merger in May 2003, we (through our subsidiary TFC Warehouse I LLC) entered into a third floating rate variable note purchase facility, under which up to $25.0 million of notes could be outstanding at any time, subject to collateral tests and other conditions. We used funds derived from this facility to purchase automobile contracts under the TFC Programs, which were pledged to secure the notes. The collateral tests and other conditions generally allowed us to borrow up to approximately 71% of the principal balance of the automobile contracts. Notes issued under this facility bore interest at LIBOR plus 1.75% per annum. This facility expired on June 24, 2004.

FACILITY IN USE FROM JUNE 2004 TO PRESENT. In June 2004, we (through our subsidiary Page Funding LLC) entered into a floating rate variable note purchase facility. Up to $200.0 million of notes may be outstanding under this facility at any time subject to certain collateral tests and other conditions. We use funds derived from this facility to purchase automobile contracts under the CPS Programs and TFC Programs, which are pledged to secure the notes. The collateral tests and other conditions generally allow us to borrow up to approximately 80% of the principal balance of automobile contracts that we purchase under our CPS programs, and of up to 70% of the principal balance of automobile contracts that we purchase under our TFC programs. Notes issued under this facility bear interest at one-month LIBOR plus 2.00% per annum. The balance of notes outstanding related to this facility at December 31, 2005 was $836,000 and at March 31, 2006 was $74.9 million.

FACILITY IN USE FROM NOVEMBER 2005 TO PRESENT. In November 2005, we (through our subsidiary Page Three Funding LLC) entered into a floating rate variable note purchase facility. Up to $150 million of notes may be outstanding under this facility at any time subject to certain collateral tests and other conditions. We use funds derived from this facility to purchase automobile contracts under the CPS Programs, which are pledged to secure the notes. The collateral tests and other conditions generally allow us to borrow up to approximately 80.0% of the principal balance of the automobile contracts. Notes issued under this facility bear interest at one-month LIBOR plus 2.00 % per annum. The balance of notes outstanding related to this facility at December 31, 2005 was $34.5 million and at March 31, 2006 was $171,000.

CAPITAL RESOURCES

As noted above, approximately $15.0 million of long-term debt matures in December 2006, and an additional $25.0 million of long-term debt matures in May 2007. We plan to repay our long-term debt from a combination of the following:
(i) additional proceeds from the offering of subordinated renewable notes; (ii) a possible transaction similar to the financings that we undertook in March 2004 and November 2005, where we issued notes secured by our residual interests in securitizations; and (iii) possible senior secured financing similar to our existing outstanding senior secured financing. There can be no assurance that we will be able to complete these transactions. Securitization trust debt is repaid from collections on the related receivables, and becomes due in accordance with its terms as the principal amount of the related receivables is reduced. Although the securitization trust debt also has alternative maximum maturity dates, those dates are significantly later than the dates at which repayment of the related receivables is anticipated, and at no time in our history have any of our sponsored asset-backed securities reached those alternative maximum maturities.

The acquisition of automobile contracts for subsequent transfer in securitization transactions, and the need to fund spread accounts and initial overcollateralization, if any, when those transactions take place, results in a continuing need for capital. The amount of capital required is most heavily dependent on the rate of our automobile contract purchases, the required level of initial credit enhancement in securitizations, and the extent to which the trusts and related spread accounts either release cash to us or capture cash from collections on securitized automobile contracts. We plan to adjust our levels of automobile contract purchases so as to match anticipated releases of cash from the trusts and related spread accounts with our capital requirements.

CAPITALIZATION

Over the period from January 1, 2003 through March 31, 2006 we have managed our capitalization by issuing and restructuring debt as summarized in the following table:

                                              THREE MONTHS
                                                  ENDED
                                                MARCH 31,              YEAR ENDED DECEMBER 31,
                                              -------------   ------------------------------------------
                                                  2006           2005           2004           2003
                                              -------------   ------------   ------------   ------------
                                              (unaudited)              (Dollars in thousands)
RESIDUAL INTEREST FINANCING:
Beginning balance .........................   $     43,745    $    22,204    $        --    $        --
   Issuances ..............................             --         45,800         44,000             --
   Payments ...............................         (6,017)       (24,259)       (21,796)            --
                                              -------------   ------------   ------------   ------------
Ending balance ............................   $     37,728    $    43,745    $    22,204    $        --
                                              =============   ============   ============   ============

SECURITIZATION TRUST DEBT:
Beginning balance .........................   $    924,026    $   542,815    $   245,118    $    71,630
   Assumption in connection with TFC Merger             --             --             --        115,597
   Issuances ..............................        280,977        662,350        474,720        154,735
   Payments ...............................       (104,397)      (281,139)      (177,023)       (96,484)
                                              -------------   ------------   ------------   ------------
Ending balance ............................   $  1,100,606    $   924,026    $   542,815    $   245,118
                                              =============   ============   ============   ============

SENIOR SECURED DEBT:
Beginning balance .........................   $     40,000    $    59,829    $    49,965    $    50,072
   Issuances ..............................             --             --         25,000         25,000
   Payments ...............................             --        (19,829)       (15,136)       (25,107)
                                              -------------   ------------   ------------   ------------
Ending balance ............................   $     40,000    $    40,000    $    59,829    $    49,965
                                              =============   ============   ============   ============

SUBORDINATED DEBT:
Beginning balance .........................   $     14,000    $    15,000    $    35,000    $    36,000
   Payments ...............................        (14,000)        (1,000)       (20,000)        (1,000)
                                              -------------   ------------   ------------   ------------
Ending balance ............................   $         --    $    14,000    $    15,000    $    35,000
                                              =============   ============   ============   ============

SUBORDINATED RENEWABLE NOTES:
Beginning balance .........................   $      4,655    $        --    $        --    $        --
   Issuances ..............................          1,701          4,685             --             --
   Payments ...............................            (42)           (30)            --             --
                                              -------------   ------------   ------------   ------------
Ending balance ............................   $      6,314    $     4,655    $        --    $        --
                                              =============   ============   ============   ============

RELATED PARTY DEBT:
Beginning balance .........................             --    $        --    $    17,500    $    17,500
   Non-cash conversion ....................             --             --         (1,000)            --
   Payments ...............................             --             --        (16,500)            --
                                              -------------   ------------   ------------   ------------
Ending balance ............................             --    $        --    $        --    $    17,500
                                              =============   ============   ============   ============

RESIDUAL INTEREST FINANCING. In March 2004, one of our wholly-owned bankruptcy remote consolidated subsidiaries issued $44.0 million of asset-backed notes secured by our retained interests in eight term securitization transactions. We repaid the notes in full in August 2005. In November 2005, we completed a similar securitization whereby a wholly-owned bankruptcy remote consolidated subsidiary of ours issued $45.8 million of asset-backed notes secured by our retained interests in 10 term securitization transactions. These notes have a final maturity in July 2011, and are required to be repaid from the distributions on the underlying retained interests.

SECURITIZATION TRUST DEBT. Since the third quarter of 2003, we have for financial accounting purposes, treated securitizations of automobile contracts as secured financings, and the asset-backed securities issued in such securitizations remain on our balance sheet as securitization trust debt. In addition, in connection with the MFN merger in March 2002 and the TFC merger in May 2003 we assumed $156.9 million and $115.6 million, respectively, of securitization trust debt related to finance receivables that had been previously securitized in securitization transactions accounted for as secured financings.

SENIOR SECURED DEBT. Since 1998, we have entered into a series of financing transactions with the selling shareholder to provide us with funding in the form of issuances of our debt securities to the selling shareholder. For additional details on our existing senior secured notes, see "Certain Transactions."

SUBORDINATED DEBT. In April 1997, we issued $20.0 million in subordinated participating equity notes due April 2004, which we retired in the second quarter of 2004. In 1995, we issued $20.0 million of Rising Interest Subordinated Redeemable Securities, or RISRS, due 2006. The RISRS included a sinking fund in their terms, and we repaid in the first quarter of 2006 the $14.0 million that remained outstanding. In May 2003, in connection with the acquisition of TFC, we assumed $6.3 million in principal amount of subordinated debt that TFC had outstanding. We amortized this debt monthly and repaid it in full in June 2005.

SUBORDINATED RENEWABLE NOTES DEBT. In June 2005, we began issuing registered subordinated renewable notes. Upon maturity, the notes will be automatically renewed for the same term as the maturing notes, unless we elect not to have the notes renewed or unless the investor notifies us within 15 days after the maturity date for his notes that he wants his notes repaid. Renewed notes will bear interest at the rate we are offering at that time to other investors with similar aggregate note portfolios. Based on the terms of the individual notes, interest payments may be required monthly, quarterly, annually or upon maturity.

RELATED PARTY DEBT. In June 1997, we borrowed $15.0 million unsecured and subordinated debt from an affiliated corporation. This debt was due in 2004 and we repaid the $15.0 million of debt in the second quarter of 2004. During 1998, we borrowed $1.0 million of convertible debt from one of our directors, and in the second quarter of 2004, the indebtedness to the director was converted, in accordance with its terms, into common stock at the rate of $3.00 per share. During 1999, we borrowed $1.5 million of debt from an affiliated corporation and we repaid this debt in the second quarter of 2004.

We must comply with certain affirmative and negative covenants related to debt facilities, which require, among other things, that we maintain certain financial ratios related to liquidity, net worth, capitalization, investments, acquisitions, restricted payments and certain dividend restrictions. As a result of waivers and amendments to covenants related to securitization and non-securitization related debt throughout 2004 and 2005, we were in compliance with all such covenants as of March 31, 2006. In addition, certain securitization and non-securitization related debt contain cross-default provisions that would allow certain creditors to declare default if a default occurred under a different facility.

                                   OUR COMPANY

OVERVIEW

We are a specialty finance company engaged in purchasing and servicing retail automobile contracts originated primarily by franchised automobile dealers and to a lesser extent by select independent dealers in the United States in the sale of new and used automobiles, light trucks and passenger vans. Through our automobile contract purchases, we provide indirect financing to the customers of dealers, who have limited credit histories, low incomes or past credit problems, who we refer to as sub-prime customers. We serve as an alternative source of financing for dealers, facilitating sales to customers who otherwise might not be able to obtain financing from traditional sources, such as commercial banks, credit unions and the captive finance companies affiliated with major automobile manufacturers. We do not lend money directly to consumers but, rather, purchase automobile contracts from dealers under several different financing programs. We are headquartered in Irvine, California, where all credit and underwriting functions are centralized. We service our automobile contracts from our California headquarters and from three strategically located servicing branches in Virginia, Florida and Illinois.

We direct our marketing efforts to dealers, rather than to consumers. We establish relationships with dealers through marketing representatives who contact a prospective dealer to explain our automobile contract purchase programs, and thereafter provide dealer training and support services. The marketing representatives are obligated to represent our financing program exclusively. Our marketing representatives present the dealer with a marketing package, which includes our promotional material containing the terms offered by us for the purchase of automobile contracts, a copy of our standard-form dealer agreement, and required documentation relating to automobile contracts. As of March 31, 2006, we had 85 marketing representatives and we were a party to dealer agreements with over 7,300 dealers in 47 states. Approximately 92% of these dealers are franchised new car dealers that sell both new and used cars and the remainder are independent used car dealers. For the year ended December 31, 2005, approximately 81% of the automobile contracts purchased under our programs consisted of financing for used cars and 19% consisted of financing for new cars, as compared to 85% financing for used cars and 15% for new cars in the year ended December 31, 2004.

We purchase automobile contracts with the intention of financing them on a long-term basis through securitizations. Securitizations are transactions in which we sell a specified pool of contracts to a special purpose entity of ours, which in turn issues asset-backed securities to fund the purchase of the pool of contracts from us. Depending on the structure of the securitization, the transaction may, for financial accounting purposes, be treated as a sale of the contracts or as a secured financing. From inception through the third quarter of 2003, we generated revenue primarily from the gains recognized on the sale or securitization of automobile contracts, servicing fees earned on automobile contracts sold, interest earned on residual interests and interest on finance receivables. However, since the third quarter of 2003, we have structured our securitizations to be treated as secured financings rather than as sales of automobile contracts for financial accounting purposes. By accounting for these securitizations as secured financings, the contracts and asset-backed notes issued remain on our balance sheet with the interest income of the contracts in the trust and the related financing costs reflected over the life of the underlying pool of contracts.

We were incorporated and began our operations in October 1991. From inception through March 31, 2006, we have purchased a total of approximately $6.3 billion of automobile contracts from dealers. In addition, we obtained a total of approximately $605.0 million of automobile contracts in our 2002, 2003 and 2004 acquisitions, as described below. Our total managed portfolio, net of unearned interest on pre-computed automobile contracts, grew to approximately $1,240.0 million at March 31, 2006 from $1,122.0 million at December 31, 2005, $906.9 million as of December 31, 2004 and $743.5 million as of December 31, 2003.

HISTORICAL ACQUISITIONS

In March 2002, we acquired MFN Financial Corporation and its subsidiaries, or MFN, in a merger, which we refer to as the MFN merger. In May 2003, we acquired TFC Enterprises, Inc. and its subsidiaries, or TFC, in a second merger, which we refer to as the TFC merger. We acquired $381.8 million of automobile contracts in the MFN merger, and $152.1 million in the TFC merger. MFN and TFC were engaged in businesses similar to that of ours. MFN ceased acquiring automobile contracts in March 2002, while TFC continues to acquire automobile contracts under its TFC programs. Automobile contracts purchased by TFC during the year ended December 31, 2005 accounted for less than 5% of our total purchases during the year. In April 2004, we acquired $74.9 million in automobile contracts from SeaWest Financial Corporation and its subsidiaries. In addition, we were named servicer of approximately $111.8 million of automobile contracts that SeaWest had previously securitized.

SUB-PRIME AUTO FINANCE INDUSTRY

Automobile financing is the second largest consumer finance market in the United States. The automobile finance industry can be divided into two principal segments: a prime credit market and a sub-prime credit market. Traditional automobile finance companies, such as commercial banks, savings institutions, credit unions and captive finance companies of automobile manufacturers, generally lend to the most creditworthy, or so-called prime, borrowers. The non-prime automobile credit market, in which we operate, provides financing to borrowers who generally cannot obtain financing from traditional lenders.

Historically, traditional lenders have not serviced the sub-prime market or have done so only through programs that were not consistently available. Independent companies specializing in sub-prime automobile financing and subsidiaries of larger financial services companies currently compete in this segment of the automobile finance market, which we believe remains highly fragmented, with no single company having a significant share of the market.

OUR OPERATIONS

Our automobile financing programs are designed to serve sub-prime customers who generally would not qualify for automobile financing from traditional sources, such as commercial banks, credit unions and the captive finance companies affiliated with major automobile manufacturers, because they have limited credit histories, low incomes or past credit problems. Because we serve customers who are unable to meet the credit standards imposed by most traditional automobile financing sources, we generally receive interest rates higher than those charged by traditional automobile financing sources. We also sustain a higher level of credit losses than traditional automobile financing sources since we provide financing in a relatively high risk market.

ORIGINATIONS

When a retail automobile buyer elects to obtain financing from a dealer, the dealer takes a credit application to submit to its financing sources. Typically, a dealer will submit the buyer's application to more than one financing source for review. We believe the dealer's decision to choose a financing source is based primarily on: (i) the monthly payment; (ii) the purchase price offered for the contract; (iii) timeliness, consistency and predictability of response; (iv) funding turnaround time; and (v) any conditions to purchase. Dealers can send credit applications to us via the Internet or fax. For the three months ended March 31, 2006, we received approximately 80% of all applications through DealerTrack (the industry leading dealership application aggregator), 10% via our website and 10% via fax. Our automated application decisioning system gave an almost instantaneous response to about 90% of those applications.

Upon receipt of information from a dealer, our proprietary automated decisioning system orders a credit report to document the buyer's credit history. If, upon review by the automated decisioning systems, or in some cases, one of our credit analysts, it is determined that the automobile contract meets our underwriting criteria, or would meet such criteria with modification, we request and review further information and supporting documentation and, ultimately, decide whether to approve the automobile contract for purchase. When presented with an application, we attempt to notify the dealer within one hour as to whether we would purchase the related automobile contract.

Most of the dealers under a dealer agreement with us regularly submit automobile contracts for purchase, although they are under no obligation to submit any automobile contracts to us, nor are we obligated to purchase any automobile contracts from them. During the year ended December 31, 2005, and the three month period ended March 31, 2006, no dealer accounted for more than 1% of the total number of automobile contracts we purchased. Automobile contracts purchased by TFC after the TFC merger under the TFC programs are purchased with a dealer marketing strategy that is similar to that of ours as described above except that the marketing efforts are directed at independent used car dealers and the target obligors are enlisted personnel of the U.S. Armed Forces. The following table sets forth the geographical sources of the automobile contracts purchased by us (based on the addresses of the customers as stated on our records) during the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004.


                                            CONTRACTS PURCHASED (1) DURING THE

                             THREE MONTHS ENDED           YEAR ENDED
                              MARCH 31, 2006           DECEMBER 31, 2005   DECEMBER 31, 2004
                      ------------------------------  -------------------  -----------------
                              Number        Percent    Number   Percent    Number   Percent
                      ----------------     ---------  --------  --------   -------  ---------
         Texas                 1,665           10.2%    4,734      10.7%    3,422      12.1%
    California                 1,620            9.9%    3,981       9.0%    2,431       8.6%
          Ohio                 1,346            8.2%    3,311       7.5%    1,437       5.1%
       Florida                 1,125            6.9%    3,151       7.1%    1,731       6.1%
  Pennsylvania                   905            5.5%    2,732       6.2%    1,676       5.9%
     Louisiana                   806            4.9%    2,268       5.1%    1,949       6.9%
      Illinois                   793            4.8%    2,188       4.9%    1,312       4.6%
North Carolina                   636            3.9%    2,003       4.5%    1,390       4.9%
      Maryland                   751            4.6%    1,933       4.4%    1,373       4.8%
      Kentucky                   690            4.2%    1,851       4.2%    1,118       3.9%
      Michigan                   716            4.4%    1,883       4.2%    1,121       4.0%
      New York                   580            3.5%    1,617       3.6%    1,102       3.9%
      Virginia                   499            3.0%    1,379       3.1%    1,043       3.7%
       Georgia                   338            2.1%    1,277       2.9%    1,263       4.5%
  Other States                 3,924           23.9%   10,068      22.7%    6,008      21.2%
                      --------------        --------   ------   --------  -------   --------
         Total                16,394          100.0%   44,376     100.0%   28,376     100.0%
                      ==============        ========   ======   ========  =======   ========

(1) Automobile contracts purchased by TFC after the TFC merger are not included because such purchases accounted for less than 10% of the total purchases during the year.

We purchase automobile contracts under our programs from dealers at a price generally equal to the total amount financed under the automobile contracts, adjusted for an acquisition fee, which may either increase or decrease the automobile contract purchase price paid by us. The amount of the acquisition fee, and whether it results in an increase or decrease to the automobile contract purchase price, is based on the perceived credit risk and, in some cases, the interest rate on the automobile contract. For the years ended December 31, 2005, 2004 and 2003, the average acquisition fee charged per automobile contract purchased under our programs was $150, $226 and $372, respectively, or 1.0%, 1.6% and 2.7%, respectively, of the amount financed.

We offer seven different financing programs to our dealership customers, and price each program according to the relative credit risk. We offer programs covering a wide band of the credit spectrum. Our upper credit tier products, which are our Preferred, Super Alpha, Alpha Plus and Alpha programs accounted for approximately 82% of our new contract originations in 2005 and 80% for the three months ended March 31, 2006, in each case measured by aggregate amount financed.

The following table identifies the credit program, sorted from highest to lowest credit quality, under which we purchased automobile contracts during the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004.

                                        CONTRACTS PURCHASED (1) DURING THE

                       THREE MONTHS ENDED                        YEAR ENDED

                         MARCH 31, 2006          DECEMBER 31, 2005        DECEMBER 31, 2004
                      ------------------------------------------------------------------------
                        AMOUNT                   AMOUNT                   AMOUNT
                       FINANCED                 FINANCED                 FINANCED

                      (DOLLARS IN              (DOLLARS IN              (DOLLARS IN
                       THOUSANDS)   PERCENT     THOUSANDS)   PERCENT     THOUSANDS)    PERCENT(2)
                      ------------------------------------------------------------------------
       Preferred      $     4,567      1.9%   $    13,735       2.1%   $     6,273       1.5%
     Super Alpha           30,027      12.2%        78,030      11.8%        34,134       8.3%
      Alpha Plus           48,707      19.7%       135,926      20.6%        70,786      17.3%
           Alpha          113,423      46.0%       314,444      47.6%       233,521      57.1%
        Standard           19,734       8.0%        67,293      10.2%        36,561       8.9%
   Mercury/Delta           17,265       7.0%        20,346       3.1%         9,988       2.4%
First Time Buyer           12,947       5.2%        30,329       4.6%        17,655       4.3%
                      -----------   --------   -----------   --------   -----------   --------
                          246,670     100.0%       660,103     100.0%       408,918     100.0%
                      ===========   ========   ===========   ========   ===========   ========

(1) Automobile contracts purchased by TFC after the TFC merger are not included because such purchases accounted for less than 10% of the total purchases during the year.
(2) Percentages may not total to 100.0% due to rounding.

We attempt to control misrepresentation regarding the customer's credit worthiness by carefully screening the automobile contracts we purchase, by establishing and maintaining professional business relationships with dealers, and by including certain representations and warranties by the dealer in the dealer agreement. Pursuant to the dealer agreement, we may require the dealer to repurchase any automobile contract in the event that the dealer breaches our representations or warranties. There can be no assurance, however, that any dealer will have the willingness or the financial resources to satisfy our repurchase obligations to us.

UNDERWRITING

To be eligible for purchase by us, an automobile contract must have been originated by a dealer that has entered into a dealer agreement to sell automobile contracts to us. The automobile contract must be secured by a first priority lien on a new or used automobile, light truck or passenger van and must meet our underwriting criteria. In addition, each automobile contract requires the customer to maintain physical damage insurance covering the financed vehicle and naming us as a loss payee. We may, nonetheless, suffer a loss upon theft or physical damage of any financed vehicle if the customer fails to maintain insurance as required by the automobile contract and is unable to pay for repairs to or replacement of the vehicle or is otherwise unable to fulfill his or her obligations under the automobile contract.

We believe that our underwriting criteria enable us to evaluate effectively the creditworthiness of sub-prime customers and the adequacy of the financed vehicle as security for an automobile contract. The underwriting criteria include standards for price, term, amount of down payment, installment payment and interest rate; mileage, age and type of vehicle; principal amount of the automobile contract in relation to the value of the vehicle; customer income level, employment and residence stability, credit history and debt service ability, as well as other factors. Specifically, our underwriting guidelines generally limit the maximum principal amount of a purchased automobile contract to 115% of wholesale book value in the case of used vehicles or to 115% of the manufacturer's invoice in the case of new vehicles, plus, in each case, sales tax, licensing and, when the customer purchases such additional items, a service contract or a credit life or disability policy. We generally do not finance vehicles that are more than eight model years old or have in excess of 85,000 miles. Under most of our programs, the maximum term of a purchased contract is 72 months; a shorter maximum term may be applicable based on the mileage and age of the vehicle. Automobile contracts with the maximum term of 72 months may be purchased if the customer is among the more creditworthy of our obligors and the vehicle is generally not more than two model years old and has less than 35,000 miles. Automobile contract purchase criteria are subject to change from time to time as circumstances may warrant. Upon receiving the vehicle and customer information with the customer's application, our underwriters verify the customer's employment, residency, and credit information by contacting various parties noted on the customer's application, credit information bureaus and other sources. In addition, prior to purchasing an automobile contract, we contact each customer by telephone to confirm that the customer understands and agrees to the terms of the related automobile contract. During this "welcome call," we also ask the customer a series of open ended questions about his application and the contract to uncover any potential misrepresentations.

CREDIT SCORING. We use a proprietary scoring model to assign each automobile contract a "credit score" at the time the application is received from the dealer and the customer's credit information is retrieved from the credit reporting agencies. The credit score is based on a variety of parameters, such as the customer's employment and residence stability, the customer's income, the monthly payment amount, the loan-to-value ratio and the age and mileage of the vehicle. We have developed the credit score utilizing statistical risk management techniques and historical performance data from our managed portfolio. We believe this improves our allocation of credit evaluation resources, and more effectively manages the risk inherent in the sub-prime market.

CHARACTERISTICS OF CONTRACTS. All of the automobile contracts purchased by us are fully amortizing and provide for level payments over the term of the automobile contract. All automobile contracts may be prepaid at any time without penalty. The average original principal amount financed, under the CPS programs and in the year ended December 31, 2005, was $14,875, with an average original term of 62 months and an average down payment amount of 13.4%. Based on information contained in customer applications for this 12-month period, the retail purchase price of the related automobiles averaged $15,278 (which excludes tax, license fees and any additional costs such as a maintenance contract), the average age of the vehicle at the time the automobile contract was purchased was 3 years, and our customers averaged approximately 38 years of age, with approximately $39,596 in average annual household income and an average of 5.0 years history with his or her current employer.

DEALER COMPLIANCE. The dealer agreement and related assignment contain representations and warranties by the dealer that an application for state registration of each financed vehicle, naming us as secured party with respect to the vehicle, was effected at the time of sale of the related automobile contract to us, and that all necessary steps have been taken to obtain a perfected first priority security interest in each financed vehicle in favor of us under the laws of the state in which the financed vehicle is registered.

SERVICING AND COLLECTION

We currently service all automobile contracts that we own as well as those automobile contracts included in portfolios that we have sold to off balance sheet securitization trusts. We organize our servicing activities based on the tasks performed by our personnel. Our servicing activities consist of mailing monthly billing statements; collecting, accounting for and posting of all payments received; responding to customer inquiries; taking all necessary action to maintain the security interest granted in the financed vehicle or other collateral; investigating delinquencies; communicating with the customer to obtain timely payments; repossessing and liquidating the collateral when necessary; collecting deficiency balances; and generally monitoring each automobile contract and the related collateral. We are typically entitled to receive a base monthly servicing fee between 2.5% and 3.5% per annum computed as a percentage of the declining outstanding principal balance of the non-charged-off automobile contracts in the securitization pools. The servicing fee is included in interest income for on balance sheet financings.

COLLECTION PROCEDURES. We believe that our ability to monitor performance and collect payments owed from sub-prime customers is primarily a function of our collection approach and support systems. We believe that if payment problems are identified early and our collection staff works closely with customers to address these problems, it is possible to correct many of problems before they deteriorate further. To this end, we utilize pro-active collection procedures, which include making early and frequent contact with delinquent customers; educating customers as to the importance of maintaining good credit; and employing a consultative and customer service approach to assist the customer in meeting his or her obligations, which includes attempting to identify the underlying causes of delinquency and cure them whenever possible. In support of our collection activities, we maintain a computerized collection system specifically designed to service automobile contracts with sub-prime customers and similar consumer obligations.

With the aid of our automatic dialer, as well as manual efforts made by collection staff, we typically attempt to make telephonic contact with delinquent customers on the sixth day after their monthly payment due date. Using coded instructions from a collection supervisor, the automatic dialer will attempt to contact customers based on their physical location, state of delinquency, size of balance or other parameters. If the automatic dialer obtains a "no-answer" or a busy signal, it records the attempt on the customer's record and moves on to the next call. If a live voice answers the automatic dialer's call, the call is transferred to a waiting collector as the customer's pertinent information is simultaneously displayed on the collector's workstation. The collector then inquires of the customer the reason for the delinquency and when we can expect to receive the payment. The collector will attempt to get the customer to make a promise for the delinquent payment for a time generally not to exceed one week from the date of the call. If the customer makes such a promise, the account is routed to a promise queue and is not contacted until the outcome of the promise is known. If the payment is made by the promise date and the account is no longer delinquent, the account is routed out of the collection system. If the payment is not made, or if the payment is made, but the account remains delinquent, the account is returned to the queue for subsequent contacts.

If a customer fails to make or keep promises for payments, or if the customer is uncooperative or attempts to evade contact or hide the vehicle, a supervisor will review the collection activity relating to the account to determine if repossession of the vehicle is warranted. Generally, such a decision will occur between the 45th and 90th day past the customer's payment due date, but could occur sooner or later, depending on the specific circumstances. At the time the vehicle is repossessed we will stop accruing interest in this automobile contract, and reclassify the remaining automobile contract balance to other assets. In addition we will apply a specific reserve to this automobile contract so that the net balance represents the estimated fair value less costs to sell.

If we elect to repossess the vehicle, we assign the task to an independent local repossession service. Such services are licensed and/or bonded as required by law. When the vehicle is recovered, the repossessor delivers it to a wholesale automobile auction, where it is kept until sold. Financed vehicles that have been repossessed are generally resold by us through unaffiliated automobile auctions, which are attended principally by car dealers. Net liquidation proceeds are applied to the customer's outstanding obligation under the automobile contract. Such proceeds usually are insufficient to pay the customer's obligation in full, resulting in a deficiency. In many cases we will continue to contact our customers to recover all or a portion of this deficiency for up to several years after charge-off.

Once a automobile contract becomes greater than 90 days delinquent, we do not recognize additional interest income until the borrower under the automobile contract makes sufficient payments to be less than 90 days delinquent. Any payments received by a borrower that is greater than 90 days delinquent is first applied to accrued interest and then to principal reduction.

We generally charge off the balance of any contract by the earlier of the end of the month in which the automobile contract becomes five scheduled installments past due or, in the case of repossessions, the month that the proceeds from the liquidation of the financed vehicle are received by us or if the vehicle has been in repossession inventory for more than 90 days. In the case of repossession, the amount of the charge-off is the difference between the outstanding principal balance of the defaulted automobile contract and the net repossession sale proceeds.

CREDIT EXPERIENCE

Our financial results are dependent on the performance of the automobile contracts in which we retain an ownership interest. The tables below document the delinquency, repossession and net credit loss experience of all automobile contracts that we are servicing (excluding contracts from the SeaWest third party portfolio) as of the respective dates shown. Credit experience for us, MFN (since the date of the MFN merger), TFC (since the date of the TFC merger) and SeaWest (since the date of the SeaWest asset acquisition) is shown on a combined basis in the table below.


                                                    DELINQUENCY EXPERIENCE (1)
                                                CPS, MFN, TFC AND SEAWEST COMBINED

                                       MARCH 31, 2006         DECEMBER 31, 2005        DECEMBER 31, 2004      DECEMBER 31, 2003
                                   --------------------     ----------------------   ---------------------   --------------------
                                   NUMBER OF                NUMBER OF                NUMBER OF               NUMBER OF
                                   CONTRACTS     AMOUNT     CONTRACTS     AMOUNT     CONTRACTS     AMOUNT    CONTRACTS    AMOUNT
                                   ----------   --------    ---------   ----------   ---------    --------   ---------   --------
DELINQUENCY EXPERIENCE                                                 (DOLLARS IN THOUSANDS)
Gross servicing portfolio (1) ..   $ 103,828   $1,238,450   $  95,689   $1,116,534      83,018    $873,880      84,897   $773,899
Period of delinquency (2)
31-60 days .....................       1,250       12,795       2,367       24,047       2,106      19,010       2,506     17,980
61-90 days .....................         564        5,215       1,057       10,156       1,069       8,051       1,340      8,943
91+ days .......................         575        4,066       1,031        7,946       1,176       7,758       1,522      9,453
                                   ----------  -----------  ----------  -----------  ----------   ---------  ----------  ---------
Total delinquencies (2) ........       2,389       22,075       4,455       42,149       4,351      34,819       5,368     36,376
Amount in repossession (3) .....       1,090       11,782       1,335       13,531       1,408      14,090       1,234     12,106
                                   ----------  -----------  ----------  -----------  ----------   ---------  ----------  ---------
Total delinquencies and
   amount in repossession (2) ..   $   3,479   $   33,857   $   5,790   $   55,680       5,759    $ 48,909       6,602   $ 48,482
                                   ==========  ===========  ==========  ===========  ==========   =========  ==========  =========
Delinquencies as a percentage
   of gross servicing
   portfolio ...................         2.3%         1.8%        4.7%         3.8%        5.2%        4.0%        6.3%       4.7%

Total delinquencies and
   amount in repossession as a
   percentage of gross servicing
   portfolio ...................         3.4%         2.7%        6.1%         5.0%        6.9%        5.6%        7.8%       6.2%

EXTENSION EXPERIENCE
Contracts with One Extension (4)   $   9,745   $   94,375      10,602   $   95,412       9,661    $ 86,138      10,004   $ 76,617
Contracts with Two or More
   Extensions (4) ..............       3,480       26,903       4,575       29,428       4,383      23,659       7,347     34,224
                                   ----------  -----------  ----------  -----------  ----------   ---------  ----------  ---------
Total Contracts with
Extensions .....................   $  13,225   $  121,278   $  15,177   $  124,840      14,044    $109,797      17,351   $110,841
                                   ==========  ===========  ==========  ===========  ==========   =========  ==========  =========

(1) ALL AMOUNTS AND PERCENTAGES ARE BASED ON THE AMOUNT REMAINING TO BE REPAID ON EACH AUTOMOBILE CONTRACT, INCLUDING, FOR PRE-COMPUTED AUTOMOBILE CONTRACTS, ANY UNEARNED INTEREST. THE INFORMATION IN THE TABLE REPRESENTS THE GROSS PRINCIPAL AMOUNT OF ALL AUTOMOBILE CONTRACTS WE PURCHASED, INCLUDING AUTOMOBILE CONTRACTS WE SUBSEQUENTLY SOLD IN SECURITIZATION TRANSACTIONS THAT WE CONTINUE TO SERVICE. THE TABLE DOES NOT INCLUDE AUTOMOBILE CONTRACTS THAT WE SERVICE ON BEHALF OF SEAWEST SECURITIZATIONS, BUT DO NOT OWN.

(2) WE CONSIDER AN AUTOMOBILE CONTRACT DELINQUENT WHEN AN OBLIGOR FAILS TO MAKE AT LEAST 90% OF A CONTRACTUALLY DUE PAYMENT BY THE FOLLOWING DUE DATE, WHICH DATE MAY HAVE BEEN EXTENDED WITHIN LIMITS SPECIFIED IN THE SERVICING AGREEMENTS. THE PERIOD OF DELINQUENCY IS BASED ON THE NUMBER OF DAYS PAYMENTS ARE CONTRACTUALLY PAST DUE. AUTOMOBILE CONTRACTS LESS THAN 31 DAYS DELINQUENT ARE NOT INCLUDED.

(3) AMOUNT IN REPOSSESSION REPRESENTS THE CONTRACT BALANCE ON FINANCED VEHICLES THAT HAVE BEEN REPOSSESSED BUT NOT YET LIQUIDATED. THIS AMOUNT IS NOT NETTED WITH THE SPECIFIC RESERVE TO ARRIVE AT THE ESTIMATED ASSET VALUE LESS COSTS TO SELL.

(4) THE AGING CATEGORIES SHOWN IN THE TABLES REFLECT THE EFFECT OF EXTENSIONS.

EXTENSIONS

We may offer a customer an extension, under which the customer agrees with us to move past due payments to the end of the automobile contract term. In such cases the customer must sign an agreement for the extension, and may pay a fee representing partial payment of accrued interest. Our policies, and contractual arrangements for our warehouse and securitization transactions, limit the number of extensions that may be granted. In general, a customer may arrange for an extension no more than once every 12 months, not to exceed four extensions over the life of the contract.

If a customer is granted such an extension, the date next due is advanced. Subsequent delinquency aging classifications would be based on the future payment performance of the automobile contract.


NET CHARGE-OFF EXPERIENCE (1)                          Three Months               Year Ended
                                                           Ended                  December 31,
                                                         March 31,     ----------------------------------
                                                           2006           2005        2004        2003
                                                       -------------   ----------  ----------  ----------
                                                                          (in thousands)
CPS, MFN, TFC and SeaWest combined average
  managed portfolio outstanding ....................   $  1,176,879    $ 966,295   $ 796,436   $ 674,523
Net charge-offs as a percentage of average
  managed portfolio (2) ............................            4.8%         5.3%        7.8%        6.8%

(1) ALL AMOUNTS AND PERCENTAGES ARE BASED ON THE PRINCIPAL AMOUNT SCHEDULED TO BE PAID ON EACH AUTOMOBILE CONTRACT, NET OF UNEARNED INCOME ON PRE-COMPUTED AUTOMOBILE CONTRACTS. THE INFORMATION IN THE TABLE REPRESENTS ALL AUTOMOBILE CONTRACTS SERVICED BY US (EXCLUDING AUTOMOBILE CONTRACTS ORIGINATED BY SEAWEST FOR WHICH WE ARE THE SERVICER BUT HAVE NO EQUITY INTEREST).

(2) NET CHARGE-OFFS INCLUDE THE REMAINING PRINCIPAL BALANCE, AFTER THE APPLICATION OF THE NET PROCEEDS FROM THE LIQUIDATION OF THE VEHICLE (EXCLUDING ACCRUED AND UNPAID INTEREST) AND AMOUNTS COLLECTED SUBSEQUENT TO THE DATE OF CHARGE-OFF.

SECURITIZATION OF AUTOMOBILE CONTRACTS

We purchase automobile contracts with the intention of financing them on a long-term basis through securitizations. All such securitizations have involved identification of specific automobile contracts, sale of those automobile contracts (and associated rights) to a special purpose subsidiary, and issuance of asset-backed securities to fund the transactions. Upon the securitization of a portfolio of automobile contracts, we retain the obligation to service the contracts, and receive a monthly fee for doing so. We have been a regular issuer of asset-backed securities since 1994, completing 40 securitizations totaling over $4.3 billion through March 31, 2006. Depending on the structure of the securitization, the transaction may be treated as a sale of the automobile contracts, or as a secured financing for financial accounting purposes. Since the third quarter of 2003, we have structured our securitizations as secured financings rather than as sales of contracts.

When structured to be treated as a secured financing, the subsidiary is consolidated and, accordingly, the automobile contracts and the related securitization trust debt appear as assets and liabilities, respectively, on our consolidated balance sheet. We then recognize interest income on the contracts and interest expense on the securities issued in the securitization and record as expense a provision for probable credit losses on the contracts.

When structured to be treated as a sale, the subsidiary is not consolidated. Accordingly, the securitization removes the sold automobile contracts from our consolidated balance sheet, and the asset-backed securities (debt of the non-consolidated subsidiary) do not appear as debt on our consolidated balance sheet, but rather show as an asset, a retained residual interest in the sold automobile contracts. The residual interest represents the discounted value of what we expect will be the excess of future collections on the automobile contracts over principal and interest due on the asset-backed securities and fees and other expenses. This residual interest appears on our consolidated balance sheet as "Residual interest in securitizations," and its value is dependent on estimates of the future performance of the sold automobile contracts.

Prior to a securitization transaction, we fund our automobile contract purchases primarily with proceeds from warehouse credit facilities. As of March 31, 2006, we had $350 million in warehouse credit capacity, in the form of a $200 million facility and a $150 million facility. Both warehouse credit facilities provide funding for automobile contracts purchased under the CPS programs, while the first facility also provides funding for automobile contracts purchased under the TFC programs. Up to 80% of the principal balance of the automobile contracts may be advanced to us under these facilities, subject to collateral tests and certain other conditions and covenants. Long-term financing for the automobile contract purchases is achieved through securitization transactions and the proceeds from such securitization transactions are used primarily to repay the warehouse credit facilities.

In a securitization and in our warehouse credit facilities, we are required to make certain representations and warranties, which are generally similar to the representations and warranties made by dealers in connection with our purchase of the automobile contracts. If we breach any of our representations or warranties, we will be obligated to repurchase the automobile contract at a price equal to the principal balance plus accrued and unpaid interest. We may then be entitled under the terms of our dealer agreement to require the selling dealer to repurchase the contract at a price equal to our purchase price, less any principal payments made by the customer. Subject to any recourse against dealers, we will bear the risk of loss on repossession and resale of vehicles under automobile contracts that we repurchase.

Whether a securitization is treated as a secured financing or as a sale for financial accounting purposes, the related special purpose subsidiary may be unable to release excess cash to us if the credit performance of the securitized automobile contracts falls short of pre-determined standards. Such releases represent a material portion of the cash that we use to fund our operations. An unexpected deterioration in the performance of securitized automobile contracts could therefore have a material adverse effect on both our liquidity and results of operations, regardless of whether such automobile contracts are treated as having been sold or as having been financed. For estimation of the magnitude of such risk, it may be appropriate to look to the size of our "managed portfolio," which represents both financed and sold automobile contracts as to which such credit risk is retained. Our managed portfolio as of March 31, 2006 was approximately $1.2 billion (this amount includes $12.5 million related to the SeaWest third party portfolio on which we earn only servicing fees and have no credit risk).

COMPETITION

The automobile financing business is highly competitive. We compete with a number of national, regional and local finance companies with operations similar to ours. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles, and captive finance companies affiliated with major automobile manufacturers such as General Motors Acceptance Corporation, Ford Motor Credit Corporation, Chrysler Finance Corporation and Nissan Motors Acceptance Corporation. Many of our competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than we do. Moreover, our future profitability will be directly related to the availability and cost of our capital in relation to the availability and cost of capital to our competitors. Our competitors and potential competitors include far larger, more established companies that have access to capital markets for unsecured commercial paper and investment grade-rated debt instruments and to other funding sources that may be unavailable to us. Many of these companies also have long-standing relationships with dealers and may provide other financing to dealers, including floor plan financing for the dealers' purchase of automobiles from manufacturers, which we do not offer.

We believe that the principal competitive factors affecting a dealer's decision to offer automobile contracts for sale to a particular financing source are the purchase price offered for the automobile contracts, the reasonableness of the financing source's underwriting guidelines and documentation requests, the predictability and timeliness of purchases and the financial stability of the funding source. While we believe that we can obtain from dealers sufficient automobile contracts for purchase at attractive prices by consistently applying reasonable underwriting criteria and making timely purchases of qualifying automobile contracts, there can be no assurance that we will do so.

REGULATION

Several federal and state consumer protection laws, including the federal Truth-In-Lending Act, the federal Equal Credit Opportunity Act, the federal Fair Debt Collection Practices Act and the Federal Trade Commission Act, regulate the extension of credit in consumer credit transactions. These laws mandate certain disclosures with respect to finance charges on automobile contracts and impose certain other restrictions on dealers. In many states, a license is required to engage in the business of purchasing automobile contracts from dealers. In addition, laws in a number of states impose limitations on the amount of finance charges that may be charged by dealers on credit sales. The so-called Lemon Laws enacted by various states provide certain rights to purchasers with respect to automobiles that fail to satisfy express warranties. The application of Lemon Laws or violation of such other federal and state laws may give rise to a claim or defense of a customer against a dealer and its assignees, including us and purchasers of automobile contracts from us. The dealer agreement contains representations by the dealer that, as of the date of assignment of automobile contracts, no such claims or defenses have been asserted or threatened with respect to the automobile contracts and that all requirements of such federal and state laws have been complied with in all material respects. Although a dealer would be obligated to repurchase automobile contracts that involve a breach of such warranty, there can be no assurance that the dealer will have the financial resources to satisfy our repurchase obligations. Certain of these laws also regulate our servicing activities, including our methods of collection.

Although we believe that we are currently in material compliance with applicable statutes and regulations, there can be no assurance that we will be able to maintain such compliance. The past or future failure to comply with such statutes and regulations could have a material adverse effect upon us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could have a material adverse effect upon us. In addition, due to the consumer-oriented nature of the industry in which we operate and the application of certain laws and regulations, industry participants are regularly named as defendants in litigation involving alleged violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these actions involve alleged violations of consumer protection laws. A significant judgment against us or within the industry in connection with any such litigation could have a material adverse effect on our financial condition, results of operations or liquidity.

EMPLOYEES

As of May 31, 2006, we had 715 full-time and five part-time employees. The breakdown of the employees is as follows: 6 are senior management personnel, 361 are collections personnel, 159 are automobile contract origination personnel, 106 are marketing personnel (85 of whom are marketing representatives), 62 are operations and systems personnel, and 26 are administrative personnel. We believe that our relations with our employees are good. We are not a party to any collective bargaining agreement.

                                    MANAGEMENT

The following table sets forth certain information with respect to our executive officers and directors as of May 31, 2006.

     NAME                                      AGE     POSITION(S) WITH THE COMPANY
     ----                                      ---     ----------------------------
     DIRECTORS

     Charles E. Bradley, Jr.                   46      President, Chief Executive Officer, and Chairman of the
                                                       Board of Directors

     E. Bruce Fredrikson                       68      Director

     John E. McConnaughy, Jr.                  77      Director

     John G. Poole                             63      Vice Chairman of the Board of Directors

     William B. Roberts                        68      Director

     John C. Warner                            58      Director

     Daniel S. Wood                            47      Director

     EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

     Mark A. Creatura                          47      Senior Vice President, General Counsel

     Jeffrey P. Fritz                          46      Senior Vice President, Accounting and Chief Financial
                                                       Officer

     Curtis K. Powell                          49      Senior Vice President, Contract Origination

     Robert E. Riedl                           42      Senior Vice President, Finance and Chief Investment Officer

     Christopher Terry                         38      Senior Vice President, Servicing

CHARLES E. BRADLEY, JR. has been our President and a director since our formation in March 1991, and was elected Chairman of the Board of Directors in July 2001. In January 1992, Mr. Bradley was appointed Chief Executive Officer. From April 1989 to November 1990, he served as Chief Operating Officer of Barnard and Company, a private investment firm. From September 1987 to March 1989, Mr. Bradley, Jr. was an associate of The Harding Group, a private investment banking firm. Mr. Bradley does not currently serve on the board of directors of any other publicly-traded companies.

E. BRUCE FREDRIKSON has been a director since March 2003. He is a Professor of Finance, Emeritus, at Syracuse University's Martin J. Whitman School of Management, where he taught from 1966 to 2003. Mr. Fredrikson has published numerous papers on accounting and finance topics. He is also a director of Track Data Corporation and Colonial Commercial Corp.

JOHN E. MCCONNAUGHY, JR. has been a director since 2001. He is the Chairman and Chief Executive Officer of JEMC Corporation, which is a personal holding company he formed in 1985. From 1981 to 1992 he was the Chairman and Chief Executive Officer of GEO International Corp, a company in the business of nondestructive testing, screen-printing and oil field services. Mr. McConnaughy was previously and concurrently Chairman and Chief Executive Officer of Peabody International Corp., from 1969 to 1986. He currently serves as a director of Levcor International, Inc., Wave Systems, Inc., Overhill Farms, Inc., Allis Chalmers Corp. and Arrow Resources Development Ltd. Mr. McConnaughy is also Chairman of the Board of Trustees of the Strang Clinic and is the Chairman Emeritus of the Board of the Harlem School of the Arts.

JOHN G. POOLE has been a director since November 1993 and our Vice Chairman since January 1996. He is now a private investor, having previously been a director and Vice President of Stanwich Partners, Inc. ("SPI") until July 2001. SPI, which Mr. Poole co-founded in 1982, acquired controlling interests in companies in conjunction with their existing management. Mr. Poole is also a director of Reunion Industries, Inc.

WILLIAM B. ROBERTS has been a director since our formation in March 1991. Since 1981, he has been the President of Monmouth Capital Corp., an investment firm that specializes in management buyouts.

JOHN C. WARNER has been a director since April 2003. Mr. Warner was chief executive officer of O'Neill Clothing, a manufacturer and marketer of apparel and accessories from 1996 until his retirement in May 2005.

DANIEL S. WOOD has been a director since July 2001. Mr. Wood is president of Carclo Technical Plastics, a manufacturer of custom injection moldings. Previously, from 1988 to September 2000, he was the chief operating officer and co-owner of Carrera Corporation.

MARK A. CREATURA has been Senior Vice President - General Counsel since October 1996. From October 1993 through October 1996, he was Vice President and General Counsel at Urethane Technologies, Inc., a polyurethane chemicals formulator. Mr. Creatura was previously engaged in the private practice of law with the Los Angeles law firm of Troy & Gould Professional Corporation, from October 1985 through October 1993.

JEFFREY P. FRITZ has been Senior Vice President - Chief Financial Officer since April 2006. He was Senior Vice President - Accounting from August 2004 through March 2006. He served as a consultant to us from May 2004 to August 2004. Previously, he was the Chief Financial Officer of SeaWest Financial Corp. from February 2003 to May 2004, and the Chief Financial Officer of AFCO Auto Finance from April 2002 to February 2003. He practiced public accounting with Glenn M. Gelman & Associates from March 2001 to April 2002 and was Chief Financial Officer of Credit Services Group, Inc. from May 1999 to November 2000. He previously served as our Chief Financial Officer from its inception through May 1999.

CURTIS K. POWELL has been Senior Vice President - Contract Origination since June 2001. Previously, he was our Senior Vice President - Marketing, from April 1995. He joined us in January 1993 as an independent marketing representative until being appointed Regional Vice President of Marketing for Southern California in November 1994. From June 1985 through January 1993, Mr. Powell was in the retail automobile sales and leasing business.

ROBERT E. RIEDL has been Senior Vice President - Chief Investment Officer since April 2006. Mr. Riedl was Senior Vice President - Chief Financial Officer from August 2003 until assuming his current position. Mr. Riedl joined the Company as Senior Vice President - Risk Management in January 2003. Previously, Mr. Riedl was a Principal at Northwest Capital Appreciation ("NCA"), a middle market private equity firm, from 2000 to 2002. For a year prior to joining Northwest Capital, Mr. Riedl served as Senior Vice President for one of NCA's portfolio companies, SLP Capital. Mr. Riedl was an investment banker for ContiFinancial Services Corporation from 1995 until joining SLP Capital in 1999.

CHRISTOPHER TERRY has been Senior Vice President - Servicing since May 2005, and prior to that was Senior Vice President - Asset Recovery since January 2003. He joined us in January 1995 as a loan officer, held a series of successively more responsible positions, and was promoted to Vice President - Asset Recovery in June 1999. Mr. Terry was previously a branch manager with Norwest Financial from 1990 to October 1994.

                              CERTAIN TRANSACTIONS

LEVINE LEICHTMAN. Since 1998, we have entered into a series of financing transactions with Levine Leichtman Capital Partners II, L.P., the selling shareholder, to provide us with funding in the form of sales of senior subordinated and senior secured debt securities.

As of March 31, 2006, we are indebted to the selling shareholder in the principal amount of $40.0 million, comprising the "Term D Note," the "Term E Note" and the "Term F Note." Such notes bear interest at 11.75% per annum, and were at that time due on various dates through December 2006, after having been previously amended from higher rates and earlier maturities.

On December 13, 2005, we agreed with the selling shareholder to extend the maturity date of the Term D Note. As of that date, our debt to the selling shareholder comprised four tranches, with different maturity dates. The following table sets forth the principal amount of each such tranche as of December 13, 2005, and the maturity date before and after the December 13, 2005 amendment:

                                      Date due prior to
     Term Note     Principal amount   amendment            Date due after amendment
     ---------     ----------------   ---------            ------------------------
     Term B Note     $19,828,527      December 15, 2005    December 15, 2005
     Term D Note      15,000,000      December 15, 2005    December 18, 2006
     Term E Note      15,000,000      May 27, 2006         May 27, 2006
     Term F Note      10,000,000      June 24, 2006        June 24, 2006

We agreed to pay the selling shareholder a modification fee with respect to amendments to the Term D Note in the amount of $600,000, payable in two installments of $150,000 and $450,000; however, if we repaid in full the Term D Note on or prior to June 14, 2006, then the modification fee would be limited to the first installment of $150,000 (which installment we paid in December 2005). The Term D Note was not paid on or prior to June 14, 2006, and the second installment of the fee of $450,000 is currently due on July 10, 2006. The due date of the Term B Note was not changed by the December 13, 2005 amendment, and the Term B Note was paid when due.

On May 26, 2006, we agreed with the selling shareholder to extend the maturity date of the Term E and Term F Notes, in exchange for a fee of $500,000 (which is in addition to the $450,000 portion of the fee due from the December 2005 Term D Note amendment that we have not yet paid). As of May 26, 2006, our debt to the selling shareholder comprised three tranches, with different maturity dates. The following table sets forth the principal amount of each such tranche as of that date, and the maturity date before and after the May 26, 2006 amendment:

                                      Date due prior to
     Term Note     Principal amount   amendment            Date due after amendment
     ---------     ----------------   ---------            ------------------------
     Term D Note     $15,000,000      December 18, 2006    December 18, 2006
     Term E Note      15,000,000      May 27, 2006         May 31, 2007
     Term F Note      10,000,000      June 24, 2006        May 31, 2007

All of our indebtedness owing to the selling shareholder, as well as the guaranty obligations of our subsidiaries, is secured by a blanket security interest in favor of the selling shareholder on substantially all of our assets and of those of our subsidiaries.

In addition to our debt obligations, the selling shareholder holds a residual warrant to purchase 1,000 shares of our common stock for nominal consideration (which is expected to be exercised immediately prior to the sale of shares in this offering), and has certain rights to require that we register its shares of our common stock, including those 1,000 shares issuable upon exercise of the warrant. See "The Selling Shareholder - Registration Rights."

The terms of our transactions with the selling shareholder were determined by arm's length negotiation.

CPS LEASING. We hold 80% of the outstanding shares of the capital stock of CPS Leasing, Inc. ("CPSL"). The remaining 20% of CPSL is held by Charles E. Bradley, Jr., who is our President and a director of the Company. CPSL engaged in the equipment leasing business, and is currently in the process of liquidation as its leases come to term. CPSL financed its purchases of the equipment that it leases to others through either of two lines of credit. Amounts borrowed by CPSL under one of those two lines of credit have been guaranteed by us. As of December 31, 2005 both lines of credit have been paid. We have also financed the operations of CPSL by making operating advances and by advancing to CPSL the fraction of the purchase prices of its leased equipment that CPSL did not borrow under its lines of credit. The aggregate amount of advances we made to CPSL as of March 31, 2006, is approximately $1.1 million. The advances related to operations bear interest at the rate of 8.5% per annum. The advances related to the fraction of the purchase price of leased equipment are not interest bearing.

EMPLOYEE INDEBTEDNESS. To assist certain officers in exercising stock options, we lent to such officers the exercise price of options such officers exercised in May and July 2002. The loans are fully secured by common stock of the Company, bear interest at 5.50% per annum and are due in 2007. Our chief executive officer (Mr. Bradley), one other executive officer (Mr. Terry), and four officers other than executive officers borrowed money on those terms and still have a balance outstanding. The highest balances of the loans for the period January 1, 2002 through April 30, 2006, were $350,000 for Mr. Bradley and $27,375 for one non-executive officer. Pursuant to the Sarbanes-Oxley Act of 2002, we have ceased providing any loans to our executive officers.

The agreements and transactions described above (other than our agreements and transactions with the selling shareholder) were entered into with parties who personally benefited from such transactions and who had a control or fiduciary relationship with us. In each case such agreements and transactions have been reviewed and approved by the members of our Board of Directors who are disinterested with respect thereto.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock by: (1) each person (including "groups" as that term is used in
Section 13(d)(3) of the Exchange Act) we know to be a "beneficial owner" of more than five percent of our common stock, (2) each our directors and named executive officers, and (3) all of our directors and named executive officers as a group. This information is presented as of June 20, 2006 and as adjusted to reflect the sale of the common stock in this offering. Other than with respect to our directors and executive officers, this information is based on reports filed with the SEC by the persons listed in the table below. If you wish, you may obtain a copy of these reports from the SEC. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares shown as beneficially owned by such persons. Except as otherwise noted, the address of each person named is c/o Consumer Portfolio Services, Inc., 16355 Laguna Canyon Road, Irvine, CA 92618.

"Beneficial ownership" is a technical term broadly defined by the SEC to mean more than direct ownership. A person has beneficial ownership of a share not only if he or she owns the share in the usual sense, but also if he or she has the power to vote, sell or otherwise dispose of the share. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options or warrants held by that person that are exercisable within 60 days of June 20, 2006 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

                                                                     Actual                                  As Adjusted (1)
------------------------------------------------------------------------------------------  ---------   -------------------------
                                                               Amount and                               Amount and
                                                               Nature of                    To Be Sold  Nature of        Percent
                                                               Beneficial         Percent   in This     Beneficial       of Class
Name and Address of Beneficial Owner                           Ownership (2)      of Class  Offering    Ownership (2)    (1)
----------------------------------------------------------------------------     ---------  ---------   --------------  ----------
Charles E. Bradley, Jr.                                          3,226,990 (3)      14.1%                 3,226,990       13.8%

E. Bruce Fredrikson                                                 61,000           0.3%                    61,000        0.3%

John E. McConnaughy, Jr.                                            10,000           0.0%                    10,000        0.0%

John G. Poole                                                      699,693           3.2%                   699,693        3.1%

William B. Roberts                                                 864,107           4.0%                   864,107        3.9%

John C. Warner                                                      60,000           0.3%                    60,000        0.3%

Daniel S. Wood                                                      80,000           0.4%                    80,000        0.4%

Jeffrey P. Fritz                                                   180,000           0.8%                   180,000        0.8%

Curtis K. Powell                                                   306,262           1.4%                   306,262        1.4%

Robert E. Riedl                                                    237,008           1.1%                   237,008        1.1%

Christopher Terry                                                  221,076           1.0%                   221,076        1.0%

All directors and executive officers combined (12 persons)       6,193,775 (4)      25.8%                 6,193,775       25.2%

Levine Leichtman Capital Partners II, L.P., 335 North Maple
Drive, Suite 240, Beverly Hills, CA 90210                        3,987,558 (5)      18.3%    3,500,000      487,558 (6)    2.2%

LC Capital Master Fund, c/o Lampe Conway & Co LLC, 730 Fifth
Avenue Suite 1002, New York NY 10019.                            1,126,915           5.2%                 1,126,915        5.1%

(1) Reflects the sale of 3,500,000 shares by the selling shareholder and 500,000 shares by us.

(2) Includes certain shares that may be acquired from us within 60 days after June 20, 2006 upon exercise of options, as follows: Mr. Bradley, Jr., 1,136,099 shares; Mr. Fredrikson, 60,000 shares; Mr. McConnaughy, 10,000 shares; Mr. Poole, 30,000 shares; Mr. Roberts, 30,000 shares; Mr. Warner; 60,000 shares, Mr. Wood, 40,000 shares; Mr. Fritz, 180,000 shares; Mr. Powell, 125,000 shares; Mr. Riedl, 235,000 shares; and Mr. Terry, 178,500 shares. The calculation of beneficial ownership also includes, in the case of the executive officers, an approximate number of shares each executive officer could be deemed to hold through contributions made to our Employee 401(k) Plan (the "401(k) Plan"). The 401(k) Plan provides an option for all participating employees to indirectly purchase our common stock through buying units in a mutual fund. Each "unit" in the mutual fund represents an interest in our common stock, cash and cash equivalents.

(3) Includes 271,540 shares held by trusts of which Mr. Bradley is the co-trustee, and as to which shares Mr. Bradley has shared voting and investment power. The co-trustee, who has shared voting and investment power as to all such shares (representing 1.24% of beneficial ownership), is Kimball Bradley, whose address is 11 Stanwix Street, Pittsburgh, PA 15222.

(4) Includes 2,219,599 shares that may be acquired within 60 days after June 20, 2006, upon exercise of options and conversion of convertible securities.

(5) Comprises 3,986,558 issued shares and 1,000 shares that are issuable upon exercise of an outstanding warrant.

(6) If the underwriter's overallotment option were exercised in full, the selling shareholder would sell all of its 3,987,558 shares, and hold no shares after the offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

We are authorized to issue 30,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, $1.00 par value per share. As of June 20, 2006, there were 21,813,041 shares of our common stock outstanding and no shares of our preferred stock outstanding.

COMMON STOCK

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our shareholders, including the election of directors. Holders of our common stock are entitled to cumulate their votes in the election of directors if they comply with the provisions of our Bylaws as to cumulative voting. In cumulative voting, each holder is permitted to cast such number of votes in the aggregate as equals the number of shares of stock held multiplied by the number of directors to be elected. The holders may cast the whole number of such votes for one nominee for director or distribute the votes among two or more nominees as the holder sees fit.

Holders of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors out of funds legally available therefore, subject to significant contractual restrictions. For more information, see "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of the liquidation preference of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights and are not subject to further assessments by us. All of the currently outstanding shares of our common stock are fully paid and nonassessable.

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

Our articles of incorporation provide that we are authorized to issue up to 10,000,000 shares of preferred stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company. We have no shares of preferred stock outstanding, and no present intentions to issue any shares of preferred stock.

                               SELLING SHAREHOLDER

GENERAL

This is an offering of our common stock primarily by the selling shareholder, one of our principal shareholders. We agreed to register the shares being offered by the selling shareholder pursuant to a registration rights agreement. We entered into the registration rights agreement in connection with a series of purchases by the selling shareholder of our debt securities, which provided us with debt capital. Certain of these debt securities were issued together with warrants that allowed the selling shareholder to purchase shares of our common stock at a nominal consideration. We have agreed with the selling shareholder to register its shares of our common stock offered by this prospectus through an underwritten offering. For more information, see "--Registration Rights Agreement."

REGISTRATION RIGHTS AGREEMENT

We entered into the registration rights agreement with the selling shareholder in connection with its initial investments in us in 1998. The terms of that agreement have subsequently been amended and restated.

Under the registration rights agreement, as subsequently amended and restated, we agreed to register the common stock offered by this prospectus through an underwritten offering. In addition, if less than all of the selling shareholder's shares are sold in this offering, we will have an obligation to register such remaining shares on request of the selling shareholder. We also agreed that if we propose to register any securities in connection with the public offering of such securities solely for cash, then we will give the selling shareholder the ability to participate in the registration. However, we will not have the obligation to provide such piggy-back registration rights if the registration we are proposing to undertake is:

      o on Form S-4, Form S-8 or any successor form that may be adopted by the SEC; or

      o   with respect to an employee benefit plan;

      o   for an exchange offer solely to our existing shareholders; or

      o   with respect to a dividend reinvestment plan.

Our obligations under the registration rights agreement will terminate on the earlier to occur of:

      o five years after repayment of all of our indebtedness to the selling shareholder; or

      o the date on which less than five percent of our outstanding shares of common stock are held by the selling shareholder.


                                  UNDERWRITING

      We and the selling shareholder have entered into an underwriting agreement with the underwriter, JMP Securities LLC, and subject to the terms and conditions contained in the underwriting agreement, we and the selling shareholder have agreed to sell to the underwriter, and the underwriter has agreed to purchase from the us and the selling shareholder 4,000,000 shares of our common stock.

      The underwriting agreement provides that the underwriter's obligation to pay for and accept delivery of our common stock is subject to approval of various legal matters by its counsel and to other conditions. The underwriter is obligated to take and pay for all shares of our common stock offered if any of the shares are taken, other than those covered by the over-allotment option described below.

      The underwriter proposes to offer shares of our common stock directly to the public at the public offering price per share listed on the cover page of this prospectus and to selected dealers at this price less a concession not in excess of $ per share, of which $ per share may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriter. No such reduction shall change the amount of proceeds to be received by us and by the selling shareholder as listed on the cover page of this prospectus. The common stock is offered by the underwriter, subject to receipt and acceptance by the underwriter and subject to the underwriter's right to reject any order in whole or in part.

OVER-ALLOTMENT OPTION

      We and the selling shareholder have granted the underwriter an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 600,000 shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus. If the underwriter exercises the option to purchase any of the 600,000 additional shares of common stock, they will have a firm commitment, subject to a number of conditions, to purchase these shares. If purchased, these additional shares will be sold by the underwriter on the same terms as those on which the shares offered hereby are being sold. We and the selling shareholder will be obligated, pursuant to the over-allotment option, to sell shares to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

DISCOUNTS AND COMMISSIONS

      The following table shows the per share and total underwriting discount that we and the selling shareholder will pay to the underwriter. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase 600,000 additional shares of our common stock, if any.

                                                                          Total
                                                           ---------------------------------------
                                                            Per    No Exercise   Full Exercise of
                                                           Share    of Option         Option
                                                           -----   -----------   ----------------
Underwriting discounts and commissions payable
  by us ................................................     $          $               $

Underwriting discounts and commissions payable by the
  selling shareholder ..................................     $          $               $

      We estimate fees and expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $170,000, including fees and expenses paid by us on behalf of the selling shareholder.

INDEMNITY

      We and the selling shareholder have agreed to indemnify the underwriter against particular liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect thereof.

LOCK-UP AGREEMENTS

      We have agreed with JMP Securities LLC, subject to particular exceptions, that we will not, without the prior written consent of JMP Securities LLC, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or establish an open "put equivalent position" within the meaning of Rule 16a-1(h) of the Exchange Act, or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock for a period of 90 days after the date of this prospectus.

      Each of our executive officers and directors have agreed with JMP Securities LLC not to directly or indirectly sell, offer, contract, grant or transfer any option to sell, transfer, or establish an open "put equivalent position" within the meaning of Rule 16a-1(h) of the Exchange Act, or otherwise dispose of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, grant, transfer or disposition without the prior written consent of JMP Securities LLC for a period of 90 days after the date of this prospectus.

LISTING

      Our common stock is listed on the Nasdaq National Market under the symbol "CPSS."

STABILIZATION

      In connection with this offering, the underwriter is permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriter creates a short position in our common stock in connection with this offering by selling more than 600,000 shares of common stock, it may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we, the selling shareholder, nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling shareholder, nor the underwriter make any representation that the underwriter will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

ELECTRONIC DISTRIBUTION

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter and/or selling group members, if any, participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. Other than the prospectus in electronic format, the information on the underwriter's or any selling group member's website and any information contained in any other website maintained by the underwriter or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

OTHER AGREEMENTS

      JMP Securities LLC and its affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which it may receive customary compensation.

                                  LEGAL MATTERS

      The validity of the common stock will be passed upon by Andrews Kurth, LLP, Dallas, Texas. Legal matters in connection with this offering will be passed upon for the underwriter by Kirkpatrick & Lockhart Nicholson Graham LLP, Los Angeles, California.

                                     EXPERTS

      The consolidated financial statements of Consumer Portfolio Services, Inc. as of and for the years ended December 31, 2004 and 2005 have been incorporated by reference herein in reliance upon the report of McGladrey & Pullen LLP, independent registered public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Consumer Portfolio Services, Inc. for the year ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public over the Internet at a website maintained by the SEC at http://www.sec.gov.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus is a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement or in the exhibits to the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the registration statement and the exhibits and the financial statements, notes and schedules filed as part thereof or incorporated by reference therein, which may be inspected as described above. Statements made in this prospectus concerning the contents of any documents referred to in this prospectus are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the document filed as an exhibit to the registration statement of which this prospectus is a part.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" information in documents that we file with it. We have elected to use a similar procedure in connection with this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and, from the date of this prospectus, any future filings made by us with the SEC which we may make under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in listed documents and future filings that is deemed not to be filed):

   o  Annual Report on Form 10-K for the year ended December 31, 2005;

   o  Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

   o Current Reports on Form 8-K filed on January 5, March 7, April 4, April 24, and June 2, 2006.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these incorporated filings, without charge, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in the document that this prospectus incorporates. You may request copies by writing or telephoning Consumer Portfolio Services, Inc., 16355 Laguna Canyon Rd., Irvine, California 92618, Attention: Corporate Secretary, telephone (949) 753-6800. You may also obtain copies of some of these documents at our website at http://www.consumerportfolio.com. Information included or referenced to on our website is not part of this prospectus.

                          INDEX TO FINANCIAL STATEMENTS

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                            Page
                                                                                                            Reference
Report of Independent Registered Public Accounting Firm - McGladrey & Pullen, LLP                           F-2

Report of Independent Registered Public Accounting Firm - KPMG LLP                                          F-3

Consolidated Balance Sheets as of December 31, 2005 and 2004                                                F-4

Consolidated Statements of Operations for the years ended December 31, 2005, 2004, and 2003                 F-5

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2005,
  2004, and 2003                                                                                            F-6

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2005, 2004, and 2003       F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003                 F-8

Notes to Consolidated Financial Statements for the years ended December 31, 2005, 2004, and 2003            F-10


FIRST QUARTER CONDENSED FINANCIAL STATEMENTS

                                                                                                            Page
                                                                                                            Reference
                                                                                                            ---------

Condensed Consolidated Statements of Financial Condition as of March 31, 2006 and December 31, 2005         F-37

Condensed Consolidated Statements of Operations for the three month periods ended March 31, 2006
  and March 31, 2005                                                                                        F-38

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2006 and 2005          F-39

Notes to Condensed Consolidated Financial Statements                                                        F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Consumer Portfolio Services, Inc.:

We have audited the consolidated balance sheets of Consumer Portfolio Services, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumer Portfolio Services, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Irvine, California

February 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Consumer Portfolio Services, Inc.:

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows of Consumer Portfolio Services, Inc. and subsidiaries (the "Company") for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Consumer Portfolio Services, Inc. and subsidiaries for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Orange County, California

March 15, 2004

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

                                                            DECEMBER 31,    DECEMBER 31,
                                                                2005            2004
                                                            -------------   -------------
ASSETS
Cash and cash equivalents                                   $     17,789    $     14,366
Restricted cash and equivalents                                  157,662         125,113

Finance receivables                                              971,304         592,806
Less: Allowance for finance credit losses                        (57,728)        (42,615)
                                                            -------------   -------------
Finance receivables, net                                         913,576         550,191

Residual interest in securitizations                              25,220          50,430
Furniture and equipment, net                                       1,079           1,567
Deferred financing costs                                           8,596           5,096
Deferred tax assets, net                                           7,532              --
Accrued interest receivable                                       10,930           6,411
Other assets                                                      12,760          13,425
                                                            -------------   -------------
                                                            $  1,155,144    $    766,599
                                                            =============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Accounts payable and accrued expenses                       $     19,568    $     18,153
Warehouse lines of credit                                         35,350          34,279
Tax liabilities, net                                                  --           2,978
Notes payable                                                        211           1,421
Residual interest financing                                       43,745          22,204
Securitization trust debt                                        924,026         542,815
Senior secured debt, related party                                40,000          59,829
Subordinated renewable notes                                       4,655              --
Subordinated debt                                                 14,000          15,000
                                                            -------------   -------------
                                                               1,081,555         696,679
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preferred stock, $1 par value;
   authorized 5,000,000 shares; none issued                           --              --
Series A preferred stock, $1 par value;
   authorized 5,000,000 shares;
   3,415,000 shares issued; none outstanding                          --              --
Common stock, no par value; authorized
   30,000,000 shares; 21,687,584 and 21,471,478
   shares issued and outstanding at December 31, 2005 and
   December 31, 2004, respectively                                66,748          66,283
Additional paid in capital, warrants                                 794              --
Retained earnings                                                  8,476           5,104
Accumulated other comprehensive loss                              (2,429)         (1,017)
Deferred compensation                                                 --            (450)
                                                            -------------   -------------
                                                                  73,589          69,920
                                                            -------------   -------------
                                                            $  1,155,144    $    766,599
                                                            =============   =============


See accompanying Notes to Consolidated Financial Statements.

                                                F-4



CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

                                                 YEAR ENDED DECEMBER 31,
                                          --------------------------------------
                                             2005         2004          2003
                                          ----------   -----------   -----------

REVENUES:
Net gain on sale of contracts             $       --   $       --    $   10,421
Interest income                              171,834      105,818        58,164
Servicing fees                                 6,647       12,480        17,058
Other income                                  15,216       14,394        19,343
                                          ----------   -----------   -----------
                                             193,697      132,692       104,986
                                          ----------   -----------   -----------

EXPENSES:
Employee costs                                40,384       38,173        37,141
General and administrative                    23,095       21,293        21,271
Interest                                      44,148       25,876        17,867
Interest, related party                        7,521        6,271         5,994
Provision for credit losses                   58,987       32,574        11,390
Impairment loss on residual asset                 --       11,750         4,052
Marketing                                     12,000        8,338         5,380
Occupancy                                      3,400        3,520         3,930
Depreciation and amortization                    790          785         1,000
                                          ----------   -----------   -----------
                                             190,325      148,580       108,025
                                          ----------   -----------   -----------
Income (loss) before income tax benefit        3,372      (15,888)       (3,039)
Income tax benefit                                --           --        (3,434)
                                          ----------   -----------   -----------
Net income (loss)                         $    3,372   $  (15,888)   $      395
                                          ==========   ===========   ===========

Earnings (loss) per share:
  Basic                                   $     0.16   $    (0.75)   $     0.02
  Diluted                                       0.14        (0.75)         0.02

Number of shares used in computing
earnings (loss) per share:
  Basic                                       21,627       21,111        20,263
  Diluted                                     23,513       21,111        21,578

See accompanying Notes to Consolidated Financial Statements.

                                      F-5



CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)



                                                 YEAR ENDED DECEMBER 31,
                                          --------------------------------------
                                             2005         2004          2003
                                          -----------  ----------    -----------

Net income (loss)                         $    3,372   $  (15,888)   $      395
Other comprehensive income (loss):
Minimum pension liability, net of tax         (1,412)       1,409          (832)
                                          -----------  ----------    -----------
Comprehensive income (loss)               $    1,960   $  (14,479)   $     (437)
                                          ===========  ==========    ===========

See accompanying Notes to Consolidated Financial Statements.

                                      F-6


CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

                                                            Additional               Accumulated
                                                             Paid-in                    Other
                                         Common Stock        Capital,    Retained   Comprehensive     Deferred
                                       Shares     Amount     Warrants    Earnings       Loss        Compensation      Total
                                      ---------  ---------  ----------   ---------  --------------  -------------   ---------

Balance at December 31, 2002            20,528   $ 63,929   $       --   $ 20,597   $      (1,594)  $       (358)   $ 82,574

Common stock issued upon exercise
  of options, including tax benefit        609        974           --         --              --             --         974
Purchase of common stock                  (548)    (1,195)          --         --              --             --      (1,195)
Pension benefit obligation                  --         --           --         --            (832)            --        (832)
Repurchase of warrants issued               --       (896)          --         --              --             --        (896)
Deferred compensation on
   stock options                            --      1,585           --         --              --         (1,585)         --
Amortization of stock compensation          --         --           --         --              --          1,140       1,140
Net income                                  --         --           --        395              --             --         395
                                      ---------  ---------  ----------   ---------  --------------  -------------   ---------
Balance at December 31,2003             20,589     64,397           --     20,992          (2,426)          (803)     82,160

Common stock issued upon exercise
  of options, including tax benefit        575      1,079           --         --              --             --       1,079
Common stock issued upon
   conversion of debt                      333      1,000           --         --              --             --       1,000
Purchase of common stock                   (26)      (111)          --         --              --             --        (111)
Pension benefit obligation                  --         --           --         --           1,409             --       1,409
Deferred compensation on
   stock options                            --        (82)          --         --              --             82          --
Amortization of stock compensation          --         --           --         --              --            271         271
Net loss                                    --         --           --    (15,888)             --             --     (15,888)
                                      ---------  ---------  ----------   ---------  --------------  -------------   ---------
Balance at December 31, 2004            21,471     66,283           --      5,104          (1,017)          (450)     69,920

Common stock issued upon exercise
  of options, including tax benefit        415      1,311           --         --              --             --       1,311
Purchase of common stock                  (199)    (1,040)          --         --              --             --      (1,040)
Pension benefit obligation                  --         --           --         --          (1,412)            --      (1,412)
Valuation of warrants issued                --         --          794         --              --             --         794
Deferred compensation on
   stock options                            --        194           --         --              --           (194)         --
Amortization of stock compensation          --         --           --         --              --            644         644
Net income                                  --         --           --      3,372              --             --       3,372
                                      ---------  ---------  ----------   ---------  --------------  -------------   ---------
Balance at December 31, 2005            21,687   $ 66,748   $      794   $  8,476   $      (2,429)  $         --    $ 73,589
                                      =========  =========  ==========   =========  ==============  =============   =========


                                                                              F-7



CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED DECEMBER 31,
                                                                        ----------   ----------   ----------
                                                                           2005         2004         2003
                                                                        ----------   ----------   ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                    $   3,372    $ (15,888)   $     395
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Reversal of restructuring accrual                                         --       (1,287)          --
     Impairment loss on residual asset                                         --       11,750        4,052
     Amortization of deferred acquisition fees                            (10,851)      (6,725)        (870)
     Amortization of discount on Class B Notes                              1,486          588           --
     Depreciation and amortization                                            790          785        1,000
     Amortization of deferred financing costs                               3,296        3,479        2,695
     Provision for credit losses                                           58,987       32,574       11,916
     Gain of sale of Contracts, NIR                                            --           --       (4,381)
     Deferred compensation                                                    644          271        1,140
     Releases of cash from Trusts to Company                               23,074       21,357       25,934
     Initial deposits to Trusts                                                --           --      (18,736)
     Net deposits to Trusts to increase Credit Enhancement                     --       (2,858)     (20,867)
     Interest income on residual assets                                    (5,338)      (4,633)     (16,178)
     Cash received from residual interest in securitizations               30,548       54,154       45,644
     Impairment charge against non-auto finanace receivable assets          1,882           --           --
     Changes in assets and liabilities:
       Payments on restructuring accrual                                   (1,425)      (1,969)      (1,804)
       Restricted cash and equivalents                                    (55,623)     (76,336)     (30,641)
       Purchases of contracts held for sale                                    --           --     (182,045)
       Proceeds received on Contracts held for sale                            --           --      283,423
       Other assets                                                        (5,578)      (5,415)       6,936
       Deferred tax assets, net                                            (7,532)          --           --
       Accounts payable and accrued expenses                                1,928          715       (1,559)
       Tax liabilities                                                     (2,978)        (606)      (7,162)
                                                                        ----------   ----------   ----------
          Net cash provided by operating activities                        36,682        9,956       98,892
                                                                        ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of finance receivables held for investment                  (691,252)    (505,977)    (175,275)
   Purchases of note receivable                                                --       (2,799)          --
   Proceeds received on finance receivables held for investment           279,730      196,126        6,611
   Purchase of furniture and equipment                                       (166)      (1,408)         (93)
   Purchase of subsidiary, net of cash acquired                                --           --      (10,181)
                                                                        ----------   ----------   ----------
          Net cash used in investing activities                          (411,688)    (314,058)    (178,938)
                                                                        ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of residual financing debt                       45,800       44,000           --
   Proceeds from issuance of securitization trust debt                    662,350      474,720      154,375
   Proceeds from issuance of senior secured debt, related party                --       25,000       25,000
   Proceeds from issuance of subordinated renewable notes                   4,685           --           --
   Net proceeds from warehouse lines of credit                              1,071          570       31,332
   Repayment of residual interest financing debt                          (24,259)     (21,796)          --
   Repayment of securitization trust debt                                (282,625)    (177,611)     (96,484)
   Repayment of senior secured debt, related party                        (19,829)     (15,137)     (25,107)
   Repayment of subordinated debt and renewable notes                      (1,030)     (20,000)      (1,000)
   Repayment of notes payable                                              (1,209)      (1,909)      (3,748)
   Repayment of related party debt                                             --      (16,500)          --
   Payment of financing costs                                              (6,796)      (7,046)      (2,553)
   Repurchase of common stock                                              (1,040)        (111)      (1,195)
   Repurchase of warrants issued                                               --           --         (896)
   Exercise of options and warrants                                         1,311        1,079          584
                                                                        ----------   ----------   ----------
          Net cash provided by financing activities                       378,429      285,259       80,308
                                                                        ----------   ----------   ----------
Increase (decrease) in cash and cash equivalents                            3,423      (18,843)         262

Cash and cash equivalents at beginning of period                           14,366       33,209       32,947
                                                                        ----------   ----------   ----------
Cash and cash equivalents at end of period                              $  17,789    $  14,366    $  33,209
                                                                        ==========   ==========   ==========


                                                     F-8



CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

See accompanying Notes to Consolidated Financial Statements.


                                                                               YEAR ENDED DECEMBER 31,
                                                                        ---------   ----------   ---------
                                                                           2005        2004         2003
                                                                        ---------   ----------   ---------

Supplemental disclosure of cash flow information:
   Cash paid during the period for:
        Interest                                                        $  45,929   $  28,228    $  18,677
        Income taxes                                                        9,377         420        3,728

Supplemental disclosure of non-cash investing and financing activities:
      Stock-based compensation                                          $     644   $     271    $   1,140
      Conversion of related party debt to common stock                         --      (1,000)          --
      Pension benefit obligation, net                                       1,412      (1,409)         832
      Value of warrants issued                                                794          --           --

See accompanying Notes to Consolidated Financial Statement

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Consumer Portfolio Services, Inc. ("CPS") was incorporated in California on March 8, 1991. CPS and its subsidiaries (collectively, the "Company") specialize in purchasing, selling and servicing retail automobile installment sale contracts ("Contracts") originated by licensed motor vehicle dealers ("Dealers") located throughout the United States. Dealers located in Texas, California, Ohio and Florida represented 10.7%, 9.0%, 7.5% and 7.1%, respectively of Contracts purchased during 2005 compared with 12.1%, 8.6%, 5.1% and 6.1%, respectively in 2004. No other state had a concentration in excess of 7.0%. The Company specializes in Contracts with obligors who generally would not be expected to qualify for traditional financing, such as that provided by commercial banks or automobile manufacturers' captive finance companies.

The Company is subject to various regulations and laws as they relate to the extension of credit in consumer credit transactions. Although the Company believes it is currently in material compliance with these regulation and laws, there can be no assurance that the Company will be able to maintain such compliance. Failure to comply with such laws and regulations could have a material adverse effect on the Company.

ACQUISITIONS

On March 8, 2002, the Company acquired MFN Financial Corporation and its subsidiaries in a merger (the "MFN Merger"). On May 20, 2003, the Company acquired TFC Enterprises, Inc. and its subsidiaries in a second merger (the "TFC Merger"). Each merger was accounted for as a purchase. MFN Financial Corporation and its subsidiaries ("MFN") and TFC Enterprises, Inc. and its subsidiaries ("TFC") were engaged in businesses similar to that of the Company: buying Contracts from Dealers, financing those Contracts through securitization transactions, and servicing those Contracts. MFN ceased acquiring Contracts in March 2002; TFC continues to acquire Contracts under its "TFC Programs."

On April 2, 2004, the Company purchased a portfolio of Contracts and certain other assets (the "SeaWest Asset Acquisition") from SeaWest Financial Corporation ("SeaWest"). In addition, the Company was named the successor servicer for three term securitization transactions originally sponsored by SeaWest (the "SeaWest Third Party Portfolio"). The Company does not intend to offer financing programs similar to those previously offered by SeaWest.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Consumer Portfolio Services, Inc. and its wholly-owned subsidiaries, certain of which are Special Purpose Subsidiaries ("SPS"), formed to accommodate the structures under which the Company purchases and securitizes its Contracts. The Consolidated Financial Statements also include the accounts of CPS Leasing, Inc., an 80% owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of cash on hand and due from banks and money market accounts. The Company's cash is primarily deposited at three financial institutions. The Company maintains cash due from banks in excess of the bank's insured deposit limits. The Company does not believe it is exposed to any significant credit risk on these deposits. As part of certain financial covenants related to debt facilities, the Company is required to maintain a minimum unrestricted cash balance.

FINANCE RECEIVABLES, NET OF UNEARNED INCOME

Finance receivables are presented at cost. All Finance receivable Contracts are held for investment and include automobile installment sales contracts on which interest is pre-computed and added to the amount financed. The interest on such Contracts is included in unearned finance charges. Unearned finance charges are amortized using the interest method over the contractual term of the receivables. Generally, payments received on finance receivables are restricted to certain securitized pools, and the related Contracts cannot be resold. Finance receivables are charged off pursuant to the controlling documents of certain securitized pools, generally before they become contractually delinquent five payments. Contracts that are deemed uncollectible prior to the maximum delinquency period are charged off immediately. Management may authorize an extension of payment terms if collection appears likely during the next calendar month.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's portfolio of finance receivables is comprised of smaller-balance homogeneous Contracts that are collectively evaluated for impairment on a portfolio basis. The Company reports delinquency on a contractual basis. Once a Contract becomes greater than 90 days delinquent, the Company does not recognize additional interest income until the borrower under the Contract makes sufficient payments to be less than 90 days delinquent. Any payments received by a borrower that is greater than 90 days delinquent is first applied to accrued interest and then to principal reduction.

ALLOWANCE FOR FINANCE CREDIT LOSSES

In order to estimate an appropriate allowance for losses to be incurred on finance receivables, the Company uses a loss allowance methodology commonly referred to as "static pooling," which stratifies its finance receivable portfolio into separately identified pools. Using analytical and formula driven techniques, the Company estimates an allowance for finance credit losses, which management believes is adequate for probable credit losses that can be reasonably estimated in its portfolio of finance receivable Contracts. Provision for loss is charged to the Company's Consolidated Statement of Operations. Net losses incurred on finance receivables are charged to the allowance. Management evaluates the adequacy of the allowance by examining current delinquencies, the characteristics of the portfolio, the value of the underlying collateral and historical loss trends. As conditions change, the Company's level of provisioning and/or allowance may change as well.

CHARGE OFF POLICY

Delinquent Contracts for which the related financed vehicle has been repossessed are generally charged off no later than the month in which the proceeds from the sale of the financed vehicle were received (see Repossessed and Other Assets below). The amount charged off is the remaining principal balance of the Contract, after the application of the net proceeds from the liquidation of the financed vehicle. With respect to delinquent Contracts for which the related financed vehicle has not been sold, the remaining principal balance thereof is generally charged off no later than the end of the month that the Contract becomes 120 days past due for CPS Program receivables and for non-CPS Program receivables, no later than the end of the month that the Contract becomes 180 days past due.

CONTRACT ACQUISITION FEES

Upon purchase of a Contract from a Dealer, the Company generally charges or advances the Dealer an acquisition fee. For Contracts securitized in pools which were structured as sales for financial accounting purposes, the acquisition fees associated with Contract purchases were deferred until the Contracts were securitized, at which time the deferred acquisition fees were recognized as a component of the gain on sale.

For Contracts purchased and securitized in pools which are structured as secured financings for financial accounting purposes, dealer acquisition fees reduce the carrying value of finance receivables and are accreted into earnings as an adjustment to the yield over the life of the loans using the interest method in accordance with Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases".

Effective January 1, 2005, the Company adopted the Accounting Standards Executive Committee's Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"), for loans acquired subsequent to December 31, 2004. Under SOP 03-3, dealer acquisition fees on loans purchased by the Company are not considered credit-related because there is no deterioration in credit quality between the time the loan originated and when it is acquired. The adoption of SOP 03-3 had no impact on the financial statements of the Company.

REPOSSESSED AND OTHER ASSETS

If a customer fails to make or keep promises for payments, or if the customer is uncooperative or attempts to evade contact or hide the vehicle, a supervisor will review the collection activity relating to the account to determine if repossession of the vehicle is warranted. Generally, such a decision will occur between the 45th and 90th day past the customer's payment due date, but could occur sooner or later, depending on the specific circumstances. At the time the vehicle is repossessed the Company will stop accruing interest in this Contract, and reclassify the remaining Contract balance to other assets. In addition the Company will apply a specific reserve to this Contract so that the net balance represents the estimated fair value less costs to sell. Included in other assets in the accompanying balance sheets are repossessed vehicles pending sale, net of the reserve, of $4.2 million and $2.7 million at December 31, 2005 and 2004, respectively.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Included in Other Assets are non-finance receivable assets totaling $2.4 million as of December 31, 2005, net of a valuation allowance of $1.9 million. The valuation allowance was established in 2005 and is included in general and administrative expenses in the Company's Consolidated Statement of Operations (See Note 13). Included in the $1.9 million valuation allowance, is $900,000 associated with related party receivables.

TREATMENT OF SECURITIZATIONS

Prior to July 2003, the disposition of Contracts in securitization transactions were structured as sales for financial accounting purposes, therefore, gain on sale was recognized on those securitization transactions in which the Company, or a wholly-owned, consolidated subsidiary of the Company, retained a residual interest in the Contracts that were sold to a wholly-owned, unconsolidated special purpose subsidiary. These securitization transactions include "term" securitizations (the purchaser holds the Contracts for substantially their entire term) and "continuous" or "warehouse" securitizations (which finance the acquisition of the Contracts for future sale into term securitizations).

The line item "Residual interest in securitizations" on the Company's Consolidated Balance Sheet represents the residual interests in term securitizations completed prior to July 2003. This line represents the discounted sum of expected future cash flows from these securitization trusts. Accordingly, the valuation of the residual is heavily dependent on estimates of future performance of the Contracts included in the term securitizations.

All subsequent securitizations were structured as secured financings. The warehouse securitizations are accordingly reflected in the line items "Finance receivables" and "Warehouse lines of credit" on the Company's Consolidated Balance Sheet, and the term securitizations are reflected in the line items "Finance receivables" and "Securitization trust debt."

The Company's securitization structure has generally been as follows:

The Company sells Contracts it acquires to a wholly-owned Special Purpose Subsidiary ("SPS"), which has been established for the limited purpose of buying and reselling the Company's Contracts. The SPS then transfers the same Contracts to another entity, typically a statutory trust ("Trust"). The Trust issues interest-bearing asset-backed securities ("Notes"), in a principal amount equal to or less than the aggregate principal balance of the Contracts. The Company typically sells these Contracts to the Trust at face value and without recourse, except that representations and warranties similar to those provided by the Dealer to the Company are provided by the Company to the Trust. One or more investors purchase the Notes issued by the Trust (the "Noteholders"); the proceeds from the sale of the Notes are then used to purchase the Contracts from the Company. The Company may retain or sell subordinated Notes issued by the Trust or a related entity. The Company purchases a financial guaranty insurance policy, guaranteeing timely payment of principal and interest on the senior Notes, from an insurance company (a "Note Insurer"). In addition, the Company provides "Credit Enhancement" for the benefit of the Note Insurer and the Noteholders in three forms: (1) an initial cash deposit to a bank account (a "Spread Account") held by the Trust, (2) overcollateralization of the Notes, where the principal balance of the Notes issued is less than the principal balance of the Contracts, and (3) in the form of subordinated Notes. The agreements governing the securitization transactions (collectively referred to as the "Securitization Agreements") require that the initial level of Credit Enhancement be supplemented by a portion of collections from the Contracts until the level of Credit Enhancement reaches specified levels which are then maintained. The specified levels are generally computed as a percentage of the principal amount remaining unpaid under the related Contracts. The specified levels at which the Credit Enhancement is to be maintained will vary depending on the performance of the portfolios of Contracts held by the Trusts and on other conditions, and may also be varied by agreement among the Company, the SPS, the Note Insurers and the trustee. Such levels have increased and decreased from time to time based on performance of the various portfolios, and have also varied by Securitization Agreement. The Securitization Agreements generally grant the Company the option to repurchase the sold Contracts from the Trust when the aggregate outstanding balance of the Contracts has amortized to a specified percentage of the initial aggregate balance.

Beginning in the third quarter of 2003, the Company began to structure its term securitization transactions so that they would be treated for financial accounting purposes as borrowings secured by receivables, rather than as sales of receivables.

These changes collectively represent a deferral of revenue and acceleration of expenses, and thus a more conservative approach to accounting for the Company's operations compared to the previous term securitization transactions which were accounted for as sales at the consummation of the transaction. The changes have resulted in the Company initially reporting lower earnings than it would have reported if it had continued structuring its securitizations to require recognition of gain on sale.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securitizations prior to July 2003 that were treated as sales for financial accounting purposes differ from secured financings in that the Trust to which the SPS sold the Contracts met the definition of a "qualified special purpose entity" under Statement of Financial Accounting Standards No. 140 ("SFAS 140"). As a result, assets and liabilities of the Trust are not consolidated into the Company's Consolidated Balance Sheet.

The Company's warehouse securitization structures are similar to the above, except that (i) the SPS that purchases the Contracts pledges the Contracts to secure promissory notes which it issues, (ii) the promissory notes are in an aggregate principal amount of not more than 77.0% to 80.0% of the aggregate principal balance of the Contracts (that is, at least 20.0% overcollateralization), and (iii) no increase in the required amount of Credit Enhancement is contemplated unless certain portfolio performance tests are breached. Upon each sale of Contracts in a securitization structured as a secured financing, the Company retains on its Consolidated Balance Sheet the Contracts securitized as assets and records the Notes issued in the transaction as indebtedness of the Company.

Under the prior securitizations structured as sales for financial accounting purposes, the Company removed from its Consolidated Balance Sheet the Contracts sold and added to its Consolidated Balance Sheet (i) the cash received, if any, and (ii) the estimated fair value of the ownership interest that the Company retains in Contracts sold in the securitization. That retained or residual interest (the "Residual") consists of (a) the cash held in the Spread Account, if any, (b) overcollateralization, if any, (c) subordinated Notes retained, if any, and (d) receivables from Trust, which include the net interest receivables ("NIRs"). NIRs represent the estimated discounted cash flows to be received from the Trust in the future, net of principal and interest payable with respect to the Notes, and certain expenses. The excess of the cash received and the assets retained by the Company over the allocated carrying value of the Contracts sold, less transaction costs, equals the net gain on sale of Contracts recorded by the Company. Until the maturity of these transactions, the Company's Consolidated Balance Sheet will reflect securitization transactions structured both as sales and as secured financings.

With respect to securitizations structured as sales for financial accounting purposes, the Company allocates its basis in the Contracts between the Contracts sold and the Residuals retained based on the relative fair values of those portions on the date of the sale. The Company recognizes gains or losses attributable to the change in the estimated fair value of the Residuals. Gains in fair value are recognized in the income statement with losses being recorded as an impairment loss in the income statement. The Company is not aware of an active market for the purchase or sale of interests such as the Residuals; accordingly, the Company determines the estimated fair value of the Residuals by discounting the amount of anticipated cash flows that it estimates will be released to the Company in the future (the cash out method), using a discount rate that the Company believes is appropriate for the risks involved. The anticipated cash flows include collections from both current and charged off receivables. The Company has used an effective pre-tax discount rate of 14% per annum except for certain collections from charged off receivables related to the Company's securitizations in 2001 and later where the Company has used a discount rate of 25%.

The Company receives periodic base servicing fees for the servicing and collection of the Contracts. In addition, the Company is entitled to the cash flows from the Trusts that represent collections on the Contracts in excess of the amounts required to pay principal and interest on the Notes, the base servicing fees, and certain other fees (such as trustee and custodial fees). Required principal payments on the Notes are generally defined as the payments sufficient to keep the principal balance of the Notes equal to the aggregate principal balance of the related Contracts (excluding those Contracts that have been charged off), or a pre-determined percentage of such balance. Where that percentage is less than 100%, the related Securitization Agreements require accelerated payment of principal until the principal balance of the Notes is reduced to the specified percentage. Such accelerated principal payment is said to create "overcollateralization" of the Notes.

If the amount of cash required for payment of fees, interest and principal exceeds the amount collected during the collection period, the shortfall is withdrawn from the Spread Account, if any. If the cash collected during the period exceeds the amount necessary for the above allocations, and there is no shortfall in the related Spread Account or other form of Credit Enhancement, the excess is released to the Company, or in certain cases is transferred to other Spread Accounts related to transactions insured by the same Note Insurer that may be below their required levels. If the total Credit Enhancement amount is not at the required level, then the excess cash collected is retained in the Trust until the specified level is achieved. Although Spread Account balances are held by the Trusts on behalf of the Company's SPS as the owner of the Residuals (in the case of securitization transactions structured as sales for financial accounting purposes) or the Trusts (in the case of securitization transactions structured as secured financings for financial accounting purposes), the cash in the Spread Accounts is restricted from use by the Company. Cash held in the various Spread Accounts is invested in high quality, liquid investment securities, as specified in the Securitization Agreements. In determining the value of the Residuals, the Company must estimate the future rates of prepayments, delinquencies, defaults, default loss severity, and recovery rates, as all of these factors affect the amount and timing of the estimated cash flows. The Company's estimates are based on historical performance of comparable Contracts.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following a securitization that is structured as a sale for financial accounting purposes, interest income is recognized on the balance of the Residuals. In addition, the Company will recognize as a gain additional revenue from the Residuals if the actual performance of the Contracts is better than the Company's estimate of the value of the residual. If the actual performance of the Contracts were worse than the Company's estimate, then a downward adjustment to the carrying value of the Residuals and a related impairment charge would be required. In a securitization structured as a secured financing for financial accounting purposes, interest income is recognized when accrued under the terms of the related Contracts and, therefore, presents less potential for fluctuations in performance when compared to the approach used in a transaction structured as a sale for financial accounting purposes.

In all the Company's term securitizations, whether treated as secured financings or as sales, the Company has transferred the receivables (through a subsidiary) to the securitization Trust. The difference between the two structures is that in securitizations that are treated as secured financings the Company reports the assets and liabilities of the securitization Trust on its Consolidated Balance Sheet. Under both structures the Noteholders' and the related securitization Trusts' recourse to the Company for failure of the Contract obligors to make payments on a timely basis is limited to the Company's Finance receivables, Spread Accounts and Residuals.

SERVICING

The Company considers the contractual servicing fee received on its managed portfolio held by non-consolidated subsidiaries to approximate adequate compensation. As a result, no servicing asset or liability has been recognized. Servicing fees received on its managed portfolio held by non-consolidated subsidiaries are reported as income when earned. Servicing fees received on its managed portfolio held by consolidated subsidiaries are included in interest income when earned. Servicing costs are charged to expense as incurred. Servicing fees receivable, which are included in Other Assets in the accompanying balance sheets, represent fees earned but not yet remitted to the Company by the trustee.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost net of accumulated depreciation. The Company calculates depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Assets held under capital leases and leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease terms. Amortization expense on assets acquired under capital lease is included with depreciation expense on Company owned assets.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

OTHER INCOME

Other Income consists primarily of recoveries on previously charged off MFN Contracts, fees paid to the Company by Dealers for certain direct mail services the Company provides, refunds of sales taxes paid by obligors under the Contracts, and, in 2005 $2.7 million in proceeds from sales of previously charged off Contracts to independent third parties. The recoveries on previously charged off MFN Contracts relate to Contracts that were acquired in the MFN acquisition. These recoveries totaled $4.9 million, $8.0 million and $12.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS PER SHARE

The following table illustrates the computation of basic and diluted earnings
(loss) per share:

                                                                      2005        2004        2003
                                                                   ----------  ----------   ----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

Numerator:
Numerator for basic and diluted earnings (loss) per share .....    $    3,372  $  (15,888)  $      395
                                                                   ==========  ===========  ==========
Denominator:
Denominator for basic earnings (loss) per share
   - weighted average number of common shares
   outstanding during the year ................................        21,627      21,111       20,263
Incremental common shares attributable to exercise
   of outstanding options and warrants ........................         1,886          --        1,315
                                                                   ----------  -----------  ----------
Denominator for diluted earnings (loss) per
   share ......................................................        23,513      21,111       21,578
                                                                   ==========  ===========  ==========
Basic earnings (loss) per share ...............................    $     0.16  $    (0.75)  $     0.02
                                                                   ==========  ===========  ==========
Diluted earnings (loss) per share .............................    $     0.14  $    (0.75)  $     0.02
                                                                   ==========  ===========  ==========

Incremental shares of 1.1 million related to the conversion of subordinated debt have been excluded from the calculation for the year ended December 31, 2003 because the impact of assumed conversion of such subordinated debt is anti-dilutive. Incremental shares of 1.8 million shares related to stock options have been excluded from the diluted earnings (loss) per share calculation for the year ended December 31, 2004 because the impact is anti-dilutive.

In addition, options to purchase 639,000, 305,000 and 908,000 shares of common stock for the years ended December 31, 2005, 2004 and 2003, respectively, were excluded from the calculation of diluted earnings (loss) per share because the option exercise price was greater than the average market price of the shares.

DEFERRAL AND AMORTIZATION OF DEBT ISSUANCE COSTS

Costs related to the issuance of debt are amortized using the interest method over the contractual or expected term of the related debt.

INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return and combined or stand-alone state franchise tax returns for certain states. The Company utilizes the asset and liability method of accounting for income taxes, under which deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has estimated a valuation allowance against that portion of the deferred tax asset whose utilization in future periods is not more than likely.

PURCHASES OF COMPANY STOCK

The Company records purchases of its own common stock at cost.

STOCK OPTION PLAN

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company accounts for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, whereby stock options are recorded at intrinsic value equal to the excess of the share price over the exercise price at the date of grant. The Company provides the pro forma net income (loss), pro forma earnings (loss) per share, and stock based compensation plan disclosure requirements set forth in SFAS No. 123. The Company accounts for repriced options as variable awards.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2005, the Compensation Committee of the Board of Directors approved accelerated vesting of all the outstanding stock options issued by the Company. Options to purchase 2,113,998 shares of the Company's common stock, which would otherwise have vested from time to time through 2010, became immediately exercisable as a result of the acceleration of vesting. The decision to accelerate the vesting of the options was made primarily to reduce non-cash compensation expenses that would have been recorded in the Company's income statement in future periods upon the adoption of Financial Accounting Standards Board Statement No. 123R in January 2006. The Company estimates that approximately $3.5 million of future non-cash compensation expense will be eliminated as a result of the acceleration of vesting.

At the time of the acceleration of vesting, the Company accounted for its stock options in accordance with Accounting Principals Board Opinion No. 25, Accounting for Stock Issued to Employees. Consequently, the acceleration of vesting resulted in non-cash compensation charge of $427,000 for the year ended December 31, 2005.

The per share weighted-average fair value of stock options granted during the years ended December 31, 2005, 2004 and 2003, was $3.07, $2.30, and $2.09,
respectively, at the date of grant. That fair value was computed using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                     YEAR ENDED DECEMBER 31,
                               ----------------------------------
                                 2005         2004         2003
                               --------     --------     --------
Expected life (years) ....        6.50         6.50         7.63
Risk-free interest rate ..        4.32%        4.48%        4.16%
Volatility ...............       56.90%       54.65%      100.82%
Expected dividend yield ..          --           --           --

Compensation cost has been recognized for certain stock options in the Consolidated Financial Statements in accordance with APB Opinion No. 25. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation," the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below.

                                                   YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                             2005           2004          2003
                                          ----------     ----------     -------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net income (loss)
   As reported ......................     $   3,372      $ (15,888)     $   395
   Pro forma ........................          (648)       (16,808)         175
Earnings (loss) per share - basic
   As reported ......................     $    0.16      $   (0.75)     $  0.02
   Pro forma ........................         (0.03)         (0.80)        0.01
Earnings (loss) per share - diluted
   As reported ......................     $    0.14      $   (0.75)     $  0.02
   Pro forma ........................         (0.03)         (0.80)        0.01

SEGMENT REPORTING

Operations are managed and financial performance is evaluated on a Company-wide basis by a chief decision maker. Management has determined that the aggregation criteria of FASB Statement No. 131 have been met and accordingly, all of the Company's operations are aggregated in one reportable segment.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123(R) (As Amended), "Share-Based Payment" ("FAS 123(R)" or the "Statement"). FAS 123 (R) and related interpretations require that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Statement is effective at the beginning of 2006 and will therefore be effective for the Company's first quarter of 2006. As of the effective date, the Company will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized for
(1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of prior awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123. As a result of the acceleration of vesting on all options outstanding in December 2005 there will be no effect on the Company's adoption of the statement in 2006 relating to such options currently outstanding.

In February 2006, the FASB issued FASB Statement No. 155, "Accounting for Certain Hybrid Instruments". This statement amends the guidance in FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 140, ""Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Statement 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The Statement also amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Statement 155 is effective for all financial instruments acquired or issued after January 1, 2007. The Company does not believe the adoption of this statement will have a material effect on the Company's financial position or operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of income and expenses during the reported periods. Specifically, a number of estimates were made in connection with determining an appropriate allowance for finance credit losses, valuing the Residuals, computing the related gain on sale on the transactions that created the Residuals, and the recording of the deferred tax asset valuation allowance. These are material estimates that could be susceptible to changes in the near term and accordingly, actual results could differ from those estimates.

(2) RESTRICTED CASH

Restricted cash comprised the following components:

                                            DECEMBER 31,
                                       -----------------------
                                          2005         2004
                                       ----------   ----------
                                           (IN THOUSANDS)
Securitization trust accounts .....    $  157,492   $  118,944
Litigation reserve ................            --        5,503
Note purchase facility reserve ....            20          516
Other .............................           150          150
                                       ----------   ----------
Total restricted cash .............    $  157,662   $  125,113
                                       ==========   ==========

Certain of the Company's operating agreements require that the Company establish cash reserves for the benefit of the other parties to the agreements, in case those parties are subject to any claims or exposure. In addition, certain of these agreements require that the Company establish amounts in reserve related to outstanding litigation.

(3) FINANCE RECEIVABLES

The following table presents the components of Finance Receivables, net of unearned interest:

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2005           2004
                                                              ---------------------------
Finance Receivables                                                 (IN THOUSANDS)
Automobile
  Simple Interest .........................................    $  933,510     $  522,346
  Pre-compute, net of unearned interest ...................        54,693         86,932
                                                               -----------    -----------
  Finance Receivables, net of unearned interest ...........       988,203        609,278
  Less: Unearned acquisition fees and discounts ...........       (16,899)       (16,472)
                                                               -----------    -----------
  Finance Receivables .....................................    $  971,304     $  592,806
                                                               ===========    ===========

Finance receivables totaling $5.1 million and $5.4 million at December 31, 2005 and 2004, respectively, have been placed on non-accrual status as a result of their delinquency status.

The following table presents a summary of the activity for the allowance for credit losses, for the years ended December 31, 2005 and 2004:

                                                                              DECEMBER 31,
                                                               -----------------------------------------
                                                                  2005           2004           2003
                                                               -----------    -----------    -----------
                                                                            (IN THOUSANDS)

Balance at beginning of year ..............................    $   42,615     $   35,889     $   25,828
Addition to allowance for credit losses from acquisitions .            --             --         24,271
Provision for credit losses ...............................        58,987         32,574         11,667
Charge-offs ...............................................       (55,978)       (34,636)       (32,117)
Recoveries ................................................        12,104          8,788          6,240
                                                               -----------    -----------    -----------
Balance at end of year ....................................    $   57,728     $   42,615     $   35,889
                                                               ===========    ===========    ===========

(4) RESIDUAL INTEREST IN SECURITIZATIONS

The following table presents the components of the residual interest in securitizations and shown at their discounted amounts:


                                                                       DECEMBER 31,
                                                               -------------------------
                                                                   2005          2004
                                                               ----------     ----------
                                                                     (IN THOUSANDS)
Cash, commercial paper, United States government securities
   and other qualifying investments (Spread Accounts) .....    $   12,748     $   17,776
Receivables from Trusts (NIRs) ............................         5,798         12,483
Overcollateralization .....................................         6,674         16,644
Investment in subordinated certificates ...................            --          3,527
                                                               ----------     ----------
Residual interest in securitizations ......................    $   25,220     $   50,430
                                                               ==========     ==========

The following table presents the estimated remaining undiscounted credit losses included in the fair value estimate of the Residuals as a percentage of the Company's managed portfolio held by non-consolidated subsidiaries subject to recourse provisions:

                                                                             DECEMBER 31,
                                                               -----------------------------------------
                                                                  2005           2004           2003
                                                               -----------    -----------    -----------
                                                                         (DOLLARS IN THOUSANDS)

Undiscounted estimated credit losses ......................    $    5,724     $   23,588     $   47,935
Managed portfolio held by non-consolidated subsidiary .....       103,130        233,621        425,534
Undiscounted estimated credit losses as a percentage of
managed portfolio held by non-consolidated subsidiary .....          5.55%         10.10%         11.30%

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The key economic assumptions used in measuring the residual interest in securitizations at the date of securitization in 2003 are as follows: prepayment speed of 21.7%, net credit losses of 12.5%, and a discount rate of 14%. There were no securitizations accounted for as sales for financial accounting purposes in 2004 and 2005.

The key economic assumptions used in measuring all residual interest in securitizations as of December 31, 2005 and 2004 are included in the table below. The pre-tax discount rate remained constant at 14%, except for certain cash flows from charged off receivables related to the Company's securitizations from 2001 to 2003 where the Company has used a discount rate of 25%.

                                                   2005             2004
                                               -------------    -------------
Prepayment speed (Cumulative)..............    22.2% - 35.8%    20.0% - 30.5%
Net credit losses (Cumulative).............    11.9% - 20.2%    13.0% - 20.5%

Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets.

Key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

                                                               DECEMBER 31,
                                                          ----------------------
                                                                   2005
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)

Carrying amount/fair value of residual interest in
securitizations............                                   $      25,220
Weighted average life in years..........................              2.24

Prepayment Speed Assumption (Cumulative)................          22.2% - 35.8%
Estimated fair value assuming 10% adverse change........      $      25,168
Estimated fair value assuming 20% adverse change........             25,119

Expected Net Credit Losses (Cumulative).................          11.9% - 20.2%
Estimated fair value assuming 10% adverse change........      $      23,937
Estimated fair value assuming 20% adverse change........             22,656

Residual Cash Flows Discount Rate (Annual)..............          14.0% - 25.0%
Estimated fair value assuming 10% adverse change........      $      24,636
Estimated fair value assuming 20% adverse change........             24,071

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on 10% and 20% percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market rates may result in lower prepayments and increased credit losses), which could magnify or counteract the sensitivities.

The following table summarizes the cash flows received from (paid to) the Company's unconsolidated securitization Trusts:

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                               -----------------------------------------
                                                                  2005           2004           2003
                                                               -----------    -----------    -----------
                                                                            (IN THOUSANDS)
Releases of cash from Spread Accounts .....................    $    7,420     $   17,175     $   25,934
Servicing Fees received ...................................         4,490         13,631         17,039
Net deposits to increase Credit Enhancement ...............            --         (2,106)       (20,867)
Initial funding of Credit Enhancement .....................            --             --        (18,736)
Purchase of delinquent or foreclosed assets ...............       (22,682)       (44,473)       (45,747)
Repurchase of trust assets ................................        (9,658)            --             --

The following table presents the credit loss and delinquency performance for the serviced portfolio:

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                   PRINCIPAL AMOUNT OF
                                       TOTAL PRINCIPAL              CONTRACTS 60 DAYS           NET CREDIT LOSSES (1)
                                     AMOUNT OF CONTRACTS            OR MORE PAST DUE             FOR THE YEAR ENDED
                                 ---------------------------   ---------------------------   ---------------------------
                                       AT DECEMBER 31,               AT DECEMBER 31,                DECEMBER 31,
                                 ---------------------------   ---------------------------   ---------------------------
                                     2005           2004           2005           2004           2005           2004
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                                                      (IN THOUSANDS)
Contracts held by
  consolidated subsidiaries ..   $  1,000,597   $    619,794   $     25,864   $     17,379   $     36,511   $     26,418
Contracts held by
 non-consolidated subsidiaries        103,130        233,621          4,263         10,037         14,184         36,042
SeaWest Third Party Portfolio          18,018         53,463          1,663          5,065          7,386         18,018
                                 ------------   ------------   ------------   ------------   ------------   ------------
Total managed portfolio ......   $  1,121,745   $    906,878   $     31,790   $     32,481   $     58,081   $     80,478
                                 ============   ============   ============   ============   ============   ============

(1) Includes recoveries on previously charged off MFN Contracts included in other income.

(5) FURNITURE AND EQUIPMENT

The following table presents the components of furniture and equipment:

                                                                       DECEMBER 31,
                                                               --------------------------
                                                                  2005           2004
                                                               -----------    -----------
                                                                     (IN THOUSANDS)
Furniture and fixtures ....................................    $    3,780     $    3,744
Computer equipment ........................................         4,815          4,700
Leasing assets ............................................           673            673
Leasehold improvements ....................................           666            651
Other fixed assets ........................................            17             17
                                                               -----------    -----------
                                                                    9,951          9,785
Less: accumulated depreciation and amortization ...........        (8,872)        (8,218)
                                                               -----------    -----------
                                                               $    1,079     $    1,567
                                                               ===========    ===========

Depreciation expense totaled $654,000, $660,000 and $878,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

(6) RESTRUCTURING ACCRUALS

MFN MERGER

In connection with the MFN Merger, the Company subsequently terminated the MFN origination activities and consolidated certain activities of MFN. In connection therewith, the Company recognized certain liabilities related to the costs to exit these activities and terminate the affected employees of MFN. These activities include service departments such as accounting, finance, human resources, information technology, administration, payroll and executive management. Of these liabilities recognized at the merger date in the amount of $6.2 million, only the accrual related to facility closures remained outstanding as of December 31, 2005 and 2004 in the amounts of $545,000 and $1.2 million respectively.

TFC MERGER

In connection with the TFC Merger, the Company consolidated certain activities of CPS and TFC. As a result of this consolidation, the Company recognized certain liabilities related to the costs to integrate and terminate affected employees of TFC. These activities include service departments such as accounting, finance, human resources, information technology, administration, payroll and executive management. The total liabilities recognized by the Company at the time of the merger were $4.5 million. These costs include the following:

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                 DECEMBER 31,                    DECEMBER 31,                    DECEMBER 31,
                                   2005(2)         ACTIVITY         2004           ACTIVITY         2003
                                 ------------    ------------    ------------    ------------    ------------
                                                                (IN THOUSANDS)
Severance Payments and
consulting contracts (1) ....    $        109    $        309    $        418    $      1,908    $      2,326
Facilities closures .........             345             477             822             409           1,231
Other obligations ...........              --              --              --             234             234
                                 ------------    ------------    ------------    ------------    ------------
    Total liabilities assumed    $        454    $        786    $      1,240    $      2,551    $      3,791
                                 ============    ============    ============    ============    ============

______________

(1) For the period from December 31, 2003 to December 31, 2004 the activity resulting in a change of $1.9 million, includes charges against the liability of $621,000 and the reversal of $1.3 million of costs that the Company no longer expects to incur. The $1.3 was recorded in the statement of income as a reduction of operating expenses during the year ended December 31, 2004.

(2) The Company believes that this amount provides adequately for anticipated remaining costs related to exiting certain activities of TFC, and that amounts indicated above are reasonably allocated.

(7) SECURITIZATION TRUST DEBT

The Company has completed a number of securitization transactions that are structured as secured borrowings for financial accounting purposes. The debt issued in these transactions is shown on the Company's consolidated balance sheets as "Securitization trust debt," and the components of such debt are summarized in the following table:


                                                                                                                   WEIGHTED
                                                                                                                   AVERAGE
                             FINAL        RECEIVABLES                        OUTSTANDING       OUTSTANDING         INTEREST
                           SCHEDULED      PLEDGED AT                         PRINCIPAL AT      PRINCIPAL AT        RATE AT
                            PAYMENT      DECEMBER 31,         INITIAL        DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
      SERIES               DATE (1)          2005            PRINCIPAL           2005             2004               2005
--------------------    -------------    -------------    --------------    --------------    --------------    -------------
MFN 2001-A                  June 2007    $          --    $      301,000    $           --    $        3,382               --
TFC 2002-1                August 2007               --            64,552                --             2,574               --
TFC 2002-2                 March 2008               --            62,589                --             9,152               --
TFC 2003-1               January 2009            7,779            52,365             6,557            17,703            2.69%
CPS 2003-C                 March 2010           32,063            87,500            30,550            53,456            3.57%
CPS 2003-D               October 2010           31,203            75,000            29,688            50,722            3.50%
CPS 2004-A               October 2010           40,316            82,094            40,225            66,737            3.62%
PCR 2004-1                 March 2010           28,068            76,257            22,873            52,633            3.52%
CPS 2004-B              February 2011           53,330            96,369            52,704            84,185            4.17%
CPS 2004-C                 April 2011           62,360           100,000            61,779            93,071            3.86%
CPS 2004-D              December 2011           84,034           120,000            82,801           109,200            4.44%
CPS 2005-A               October 2011          109,749           137,500           110,021               N/A            4.93%
CPS 2005-B              February 2012          121,440           130,625           113,194               N/A            4.16%
CPS 2005-C                   May 2012          186,021           183,300           173,509               N/A            4.61%
CPS 2005-TFC                July 2012           78,991            72,525            72,525               N/A            5.72%
CPS 2005-D (2)              July 2012           86,083           127,600           127,600               N/A            4.98%
                                         -------------    --------------    --------------    --------------
                                         $     921,437    $    1,769,276    $      924,026    $      542,815
                                         =============    ==============    ==============    ==============

____________________

The Final Scheduled Payment Date represents final legal maturity of the securitization trust debt. Securitization trust debt is expected to become due and to be paid prior to those dates, based on amortization of the finance receivables pledged to the Trusts. Expected payments, which will depend on the performance of such receivables, as to which there can be no assurance, are $328.7 million in 2006, $223.7 million in 2007, $160.5 million in 2008, $114.6 million in 2009, $75.1 million in 2010, and $21.4 million in 2011.

Receivables Pledged at December 31, 2005 excludes approximately $58.0 million in Contracts delivered to the Trust in January 2006 pursuant to a pre-funding structure.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All of the securitization trust debt was issued in private placement transactions to qualified institutional investors. The debt was issued through wholly-owned, bankruptcy remote subsidiaries of CPS, TFC or MFN, and is secured by the assets of such subsidiaries, but not by other assets of the Company. Principal and interest payments are guaranteed by financial guaranty insurance policies.

The terms of the various Securitization Agreements related to the issuance of the securitization trust debt require that certain delinquency and credit loss criteria be met with respect to the collateral pool, and require that the Company maintain minimum levels of liquidity and net worth and not exceed maximum leverage levels and maximum financial losses. As a result of waivers and amendments to these covenants throughout 2004 and 2005, the Company was in compliance with all such covenants as of December 31, 2005. Without the waivers and amendments obtained in the first quarter of 2005, the Company would have been in breach of covenants related to maintaining a minimum level of net worth and incurring a maximum financial loss as of December 31, 2004.

The Company is responsible for the administration and collection of the Contracts. The Securitization Agreements also require certain funds be held in restricted cash accounts to provide additional collateral for the borrowings or to be applied to make payments on the securitization trust debt. As of December 31, 2005, restricted cash under the various agreements totaled approximately $157.5 million. Interest expense on the securitization trust debt is composed of the stated rate of interest plus amortization of additional costs of borrowing. Additional costs of borrowing include facility fees, insurance and amortization of deferred financing costs. Deferred financing costs related to the securitization trust debt are amortized in proportion to the principal distributed to the noteholders. Accordingly, the effective cost of borrowing of the securitization trust debt is greater than the stated rate of interest.

The wholly-owned, bankruptcy remote subsidiaries of CPS, MFN and TFC were formed to facilitate the above asset-backed financing transactions. Similar bankruptcy remote subsidiaries issue the debt outstanding under the Company's warehouse lines of credit. Bankruptcy remote refers to a legal structure in which it is expected that the applicable entity would not be included in any bankruptcy filing by its parent or affiliates. All of the assets of these subsidiaries have been pledged as collateral for the related debt. All such transactions, treated as secured financings for accounting and tax purposes, are treated as sales for all other purposes, including legal and bankruptcy purposes. None of the assets of these subsidiaries are available to pay other creditors of the Company or its affiliates.

(8) DEBT

The terms of the Company's significant debt outstanding at December 31, 2005 and 2004 are summarized below:

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                           DECEMBER 31,
                                                                                   --------------------------
                                                                                      2005            2004
                                                                                   -----------    -----------
                                                                                        (IN THOUSANDS)

RESIDUAL INTEREST FINANCING

Notes secured by the Company's residual interests in its securitizations. The notes outstanding at December 31, 2004 were secured by eight securitization transactions and bore interest at 10.0% per annum. The notes outstanding at
December 31, 2005 are secured by ten securitizations and bear interest at a blended interest rate of 8.36% per annum. In each period, the securitizations pledged include both sale transactions and secured financing transactions. The notes are non-recourse obligations of the Company with interest and principal to be paid solely from the cash distributions on the retained interests securing the notes. The notes outstanding at December 31, 2004 were issued in March 2004 with issuance costs of $1.3 million and were repaid in full in August 2005. The notes outstanding at December 31, 2005 were issued in November 2005 with
issuance costs of $915,000 and have a final maturity of July 2011.                 $    43,745    $    22,204


SENIOR SECURED DEBT, RELATED PARTY

Notes payable to Levine Leichtman Capital Partners II, L.P. ("LLCP"). The notes consists of separate term notes that each bear interest at 11.75% per annum, require monthly interest payments and are due on various dates through December
2006, after having been amended from higher rates and earlier maturities. The
Company incurred issuance and amendment fees aggregating $1.3 million in relation to these notes. The notes are secured by all assets of the Company that are not pledged to securitization debt, and are the last in a series of borrowings from LLCP that have taken place since November 1998, which have also included the issuances to LLCP of warrants to purchase the Company's common stock. As of December 31, 2005 and 2004, a warrant to purchase 1,000 shares of
common stock at $0.01 per share remained outstanding which expire in April 2009.   $    40,000    $    59,829


SUBORDINATED DEBT

Notes bearing interest at 12.50% per annum and 12.00% per annum at December 31,
2005 and 2004 respectively. The Company incurred issuance costs of $1.1 million when the notes were issued in December 1995. The $14.0 million outstanding was
repaid on its maturity date in January 2006.                                       $    14,000    $    15,000


RENEWABLE SUBORDINATED NOTES

Notes bearing interest ranging from 5.60% to 11.15%, with a weighted average rate of 8.53%, and with maturities from January 2006 to November 2015 with a weighted maturity of January 2008. The Company began issuing the notes in June
2005 and incurred issuance costs of $250,000. Payments may be required monthly,
quarterly, annually or upon maturity based on the terms of the individual notes.   $     4,655    $        --

                                                                                   -----------    -----------
                                                                                   $   102,400    $    97,033
                                                                                   ===========    ===========

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The costs incurred in conjunction with the above debt are recorded as deferred financing costs on the accompanying balance sheets and is more fully described in Note 1.

The Company must comply with certain affirmative and negative covenants related to debt facilities, which require, among other things, that the Company maintain certain financial ratios related to liquidity, net worth and capitalization. Further covenants include matters relating to investments, acquisitions, restricted payments and certain dividend restrictions.

The following table summarizes the contractual maturity amounts of debt as of December 31, 2005:

                    RESIDUAL         SENIOR                      RENEWABLE
 CONTRACTUAL        INTEREST        SECURED     SUBORDINATED    SUBORDINATED
MATURITY DATE     FINANCING (1)       DEBT          DEBT           NOTES          TOTAL
-------------     -------------    -----------   -----------    ------------    ----------
    2006          $      17,986    $   40,000    $    14,000    $      1,643    $   73,629

    2007                 14,435            --             --             909        15,344

    2008                  7,644            --             --           1,562         9,206

    2009                  3,680            --             --             171         3,851

    2010                     --            --             --             279           279

 Thereafter                  --            --             --              91            91
                  ------------------------------------------------------------------------
                  $      43,745    $   40,000    $    14,000    $      4,655    $  102,400
                  ========================================================================

_________________________

(1) The Contractual maturity date for the Residual interest financing is July 2011. The notes are expected to be paid prior to that date, based on the amortization of the related securitizations. Since the amortization of the related securitizations is based on the performance of the underlying finance receivables, there can be no assurance as to the exact timing of payments.

(9) SHAREHOLDERS' EQUITY

COMMON STOCK

Holders of common stock are entitled to such dividends as the Company's Board of Directors, in its discretion, may declare out of funds available, subject to the terms of any outstanding shares of preferred stock and other restrictions. In the event of liquidation of the Company, holders of common stock are entitled to receive, pro rata, all of the assets of the Company available for distribution, after payment of any liquidation preference to the holders of outstanding shares of preferred stock. Holders of the shares of common stock have no conversion or preemptive or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

The Company is required to comply with various operating and financial covenants defined in the agreements governing the warehouse lines of credit, senior debt, and subordinated debt. The covenants restrict the payment of certain distributions, including dividends (See Note 8.).

Included in common stock at December 31, 2003, is additional paid in capital of $1.6 million related to the valuation of certain stock options as required by Financial Interpretation No. 44 ("FIN 44") or the valuation of conditionally granted options as required under Accounting Principals Board Opinion No. 25 ("APB 25"). Included in compensation expense for the years ended December 31, 2005, 2004 and 2003, is $644,000, $271,000 and $1.1 million related to the amortization of deferred compensation expense and valuation of stock options.

STOCK PURCHASES

During 2000, the Company's Board of Directors authorized the Company to purchase up to $5 million of Company securities. In October 2002, the Board of Directors authorized the purchase of an additional $5 million of outstanding debt or equity securities. In October 2004, the Board of Directors authorized the purchase of an additional $5.0 million of outstanding debt or equity securities. As of December 31, 2005, the Company had purchased $5.0 million in principal amount of the debt securities, and $5.0 million of its common stock, representing 2,365,695 shares.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OPTIONS AND WARRANTS

In 1991, the Company adopted and its sole shareholder approved the 1991 Stock Option Plan (the "1991 Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan, as amended, authorizes grants of options to purchase up to 2,700,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options have terms that range from 7 to 10 years and vest over a range of 0 to 7 years. In addition to the 1991 Plan, in fiscal 1995, the Company granted 60,000 options to certain directors of the Company that vest over three years and expire nine years from the grant date. The Plan terminated in December 2001, without affecting the validity of the outstanding options.

In July 1997, the Company adopted and its shareholders approved the 1997 Long-Term Incentive Plan (the "1997 Plan") pursuant to which the Company's Board of Directors may grant stock options, restricted stock and stock appreciation rights to employees, directors or employees of entities in which the Company has a controlling or significant equity interest. Options that have been granted under the 1997 Plan have been granted at an exercise price equal to (or greater than) the stock's fair market value at the date of the grant, with terms of 10 years and vesting generally over 5 years. In 2001, the shareholders of the Company approved an amendment to the 1997 Plan providing that an aggregate maximum of 3,400,000 shares of the Company's common shares may be subject to awards under the 1997 Plan. In 2003, the shareholders of the Company approved an amendment to the 1997 Plan to further increase the aggregate maximum number of shares that may be granted within the Plan to 4,900,000 shares. A further increase to 6,900,000 shares in the aggregate maximum number of shares that may be granted was approved by the shareholders in 2004.

In October 1998, the Company's Board of Directors approved a plan to cancel and reissue certain stock options previously granted to key employees of the Company. All options granted prior to October 22, 1998, with an option price greater than $3.25 per share, were repriced to $3.25 per share. In conjunction with the repricing, a one-year period of non-exercisability was placed on all repriced options, which period ended on October 21, 1999.

In October 1999, the Company's Board of Directors approved a plan to cancel and reissue certain stock options previously granted to key employees of the Company. All options granted prior to October 29, 1999, with an option price greater than $0.625 per share, were repriced to $0.625 per share. In conjunction with the repricing, a six-month period of non-exercisability was placed on all repriced options, which period ended on April 29, 2000.

At December 31, 2005, there were a total of 165,261 additional shares available for grant under the 1997 Plan and the 1991 Plan. Of the options outstanding at December 31, 2005, 2004 and 2003, 4,863,654, 1,611,182, and 1,168,042,
respectively, were then exercisable, with weighted-average exercise prices of $3.38, $2.25, and $1.71, respectively.

Stock option activity during the periods indicated is as follows:

                                                                 WEIGHTED
                                         NUMBER OF               AVERAGE
                                           SHARES             EXERCISE PRICE
                                      --------------         ----------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at December 31, 2002 .....             4,032         $           1.64
 Granted .........................             1,013                     2.46
 Exercised .......................               609                     0.93
 Canceled ........................               564                     1.69
                                      --------------         ----------------
Balance at December 31, 2003 .....             3,872                     1.96
 Granted .........................               958                     3.96
 Exercised .......................               575                     1.23
 Canceled ........................               173                     2.29
                                      --------------         ----------------
Balance at December 31, 2004 .....             4,082                     2.52
 Granted .........................             1,451                     5.39
 Exercised .......................               415                     2.08
 Canceled ........................               254                     3.17
                                      --------------         ----------------
Balance at December 31, 2005 .....             4,864         $           3.38
                                      ==============         ================

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The per share weighted average fair value of stock options granted whose exercise price was equal to the market price of the stock on the grant date during the years ended December 31, 2005, 2004 and 2003, was $2.77, $2.30, and $2.09, respectively.

The per share weighted average fair value and exercise price of stock options granted whose exercise price was above the market price of the stock on the grant date during the year ended December 31, 2005 was $3.61 and $6.00, respectively. The Company did not issue any stock options above the market price of the stock during the year ended December 31, 2004 and 2003.

The Company did not issue any stock options below the market price of the stock on the grant date.

During 2002, the Company's Board of Directors approved a program whereby officers of the Company would be loaned amounts sufficient to enable them to exercise certain of their outstanding options. See Note 13.

At December 31, 2005, the range of exercise prices, the number, weighted-average exercise price and weighted-average remaining term of options outstanding and the number and weighted-average price of options currently exercisable are as follows:

                        OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
---------------------------------------------------------------------  ---------------------------
                                           WEIGHTED       WEIGHTED                     WEIGHTED
                                            AVERAGE       AVERAGE                      AVERAGE
RANGE OF EXERCISE PRICES      NUMBER       REMAINING   EXERCISE PRICE    NUMBER     EXERCISE PRICE
      (PER SHARE)           OUTSTANDING  TERM (YEARS)    PER SHARE     EXERCISABLE    PER SHARE
-------------------------   -----------  ------------  --------------  -----------  --------------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
$0.63 - $1.50 ...........           858          6.43  $         1.47          858   $        1.47
$1.51 - $2.50 ...........         1,092          5.61            1.93        1,092            1.93
$2.51 - $4.00 ...........         1,225          8.00            3.46        1,225            3.46
$4.01 - $5.04 ...........         1,035          8.53            4.74        1,035            4.74
$5.05 - $6.10 ...........           654          9.90            5.99          654            5.99

On November 17, 1998, in conjunction with the issuance of a $25.0 million subordinated promissory note to an affiliate of LLCP, the Company issued warrants to purchase up to 3,450,000 shares of common stock at $3.00 per share, exercisable through November 30, 2005. In April 1999, in conjunction with the issuance of $5.0 million of an additional subordinated promissory note to an affiliate of LLCP, the Company issued additional warrants to purchase 1,335,000 shares of the Company's common stock at $0.01 per share to LLCP. As part of the purchase agreement, the existing warrants to purchase 3,450,000 shares at $3.00 per share were exchanged for warrants to purchase 3,115,000 shares at a price of $0.01 per share. The aggregate value of the warrants, $12.9 million, which is comprised of $3.0 million from the original warrants issued in November 1998 and $9.9 million from the repricing and additional warrants issued in April 1999, is reported as deferred interest expense to be amortized over the expected life of the related debt, five years. As of December 31, 2005 and 2004, 1,000 warrants remained unexercised which expire in April 2009. Such warrants, and the 4,449,000 shares of common stock have, upon the exercise of such warrants, not been registered for public sale. However, the holder has the right to require the Company register the warrants and common stock for public sale in the future.

Also in November 1998, the Company entered into an agreement with the Note Insurer of its asset-backed securities. The agreement committed the Note Insurer to provide insurance for the securitization of $560.0 million in asset-backed securities, of which $250.0 million remained at December 31, 1998. The agreement provides for a 3% initial Spread Account deposit. As consideration for the agreement, the Company issued warrants to purchase up to 2,525,114 shares of common stock at $3.00 per share, subject to anti-dilution adjustments. The warrants were fully exercisable on the date of grant and expired in December 2003. In November 2003, the Company purchased the warrants from the Note Insurer for $896,415.

The Company on August 4, 2005, issued six-year warrants with respect to 272,000 shares of its common stock, in a transaction exempted from the registration requirements of the Securities Act of 1933 as a transaction not involving a public offering. The warrants are exercisable at $4.85 per share, and were issued to the lender's nominee in settlement of a claim against the Company that arose out of a loan of $500,000 made in September 1998. The Company and the claimant dispute whether the loan was to the Company or to Stanwich Financial Services Corp. ("Stanwich"). The Company received in exchange for the warrants an assignment of the lender's claim in bankruptcy against Stanwich, as well as a release of all claims against the Company. The Company estimated the value of the warrants to be $794,000 using a Black-Scholes model, assuming a risk-free interest rate of 3.41%, a six year life and stock price volatility of 63%. The Company included the value of the warrant, net of a previously recorded accrual of $500,000, in general & administrative expense for the year ended December 31, 2005.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) NET GAIN ON SALE OF CONTRACTS

The following table presents the components of the net gain on sale of
Contracts:

                                                  YEAR ENDED
                                                  DECEMBER 31,
                                                      2003
                                                 --------------
                                                 (IN THOUSANDS)

Gain recognized on sale of Contracts .........   $       8,433
Deferred acquisition fees and discounts  .....           4,590
Expenses related to sales ....................          (2,076)
Provision for credit losses ..................            (526)
                                                 --------------
Net gain on sale of Contracts ................   $      10,421
                                                 ==============

No gain on sale was recorded in the year ended December 31, 2005 and 2004 due to the decision in July 2003 to structure future securitizations as secured financings, rather than as sales.

(11) INTEREST INCOME

The following table presents the components of interest income:

                                                   YEAR ENDED DECEMBER 31,
                                              2005          2004          2003
                                            --------      --------      --------
                                                      (IN THOUSANDS)
Interest on Finance Receivables ......      $163,552      $ 99,701      $ 40,380
Residual interest income .............         5,338         4,634        16,178
Other interest income ................         2,944         1,483         1,606
                                            --------      --------      --------
Net interest income ..................      $171,834      $105,818      $ 58,164
                                            ========      ========      ========

As a result of the uncertainty of collection of the residual assets, the Company ceased accruing interest on the residual assets from May 2004 through December 2004. In January 2005, the Company resumed accretion of interest on the residual assets after it determined that there was no longer any significant uncertainty as to the collection of the assets.

(12) INCOME TAXES

Income taxes consist of the following:

                                                  YEAR ENDED DECEMBER  31,
                                             2005           2004         2003
                                           ---------     ---------     ---------
                                                      (IN THOUSANDS)
Current:
 Federal .............................     $  5,340      $    712      $  2,781
 State ...............................        1,687           862           356
                                           ---------     ---------     ---------
                                              7,027         1,574         3,137

Deferred:
 Federal .............................       (3,537)       (5,859)      (25,345)
 State ...............................       (2,114)       (2,282)       (4,141)
 Change in valuation allowance .......       (1,376)        6,567        22,915
                                           ---------     ---------     ---------
                                             (7,027)       (1,574)       (6,571)
                                           ---------     ---------     ---------
     Income tax benefit ..............     $     --      $     --      $ (3,434)
                                           =========     =========     =========

The Company's effective tax expense/(benefit) for the years ended December 31, 2005, 2004 and 2003, differs from the amount determined by applying the statutory federal rate of 35% to income (loss) before income taxes as follows:

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                     YEAR ENDED DECEMBER 31,
                                                 2005        2004         2003
                                               ---------   ---------   ---------
                                                       (IN THOUSANDS)
Expense (benefit) at federal tax rate ......   $  1,180    $ (5,561)   $ (1,064)
State franchise tax, net of federal income
  tax benefit ..............................       (277)     (1,015)     (2,460)
Other ......................................        473           9          92
Debt Forgiveness ...........................         --          --     (22,917)
Valuation allowance ........................     (1,376)      6,567      22,915
                                               ---------   ---------   ---------
                                               $     --    $     --    $ (3,434)
                                               =========   =========   =========

The tax affected cumulative temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows:

                                                            DECEMBER 31,
                                                      ----------------------
                                                        2005          2004
                                                      ---------    ---------
                                                         (IN THOUSANDS)
DEFERRED TAX ASSETS:
Finance receivables ..........................        $ 21,493     $ 18,090
Provision for loan loss ......................             961           --
Accrued liabilities ..........................           3,141        5,751
Furniture and equipment ......................             189        1,016
Equity investment ............................              --           82
NOL carryforwards and BILs ...................          24,137       27,702
Minimum tax credit ...........................              --          697
Pension Accrual ..............................           1,313          801
Other ........................................           1,830          831
                                                      ---------    ---------
  Total deferred tax assets ..................          53,064       54,970
Valuation allowance ..........................         (43,724)     (45,100)
                                                      ---------    ---------
                                                         9,340        9,870
                                                      ---------    ---------
DEFERRED TAX LIABILITIES:
NIRs .........................................          (1,808)      (1,407)
Provision for loan loss ......................              --       (8,463)
                                                      ---------    ---------
  Total deferred tax liabilities .............          (1,808)      (9,870)
                                                      ---------    ---------
  Net deferred tax asset .....................        $  7,532     $     --
                                                      =========    =========

As part of the MFN Merger, CPS acquired certain net operating losses and built-in loss assets. Moreover, MFN has undergone an ownership change for purposes of Internal Revenue Code ("IRC") section 382. In general, IRC section 382 imposes an annual limitation on the ability of a loss corporation (i.e., a corporation with a net operating loss ("NOL") carryforward, credit carryforward, or certain built-in losses ("BILs")) to utilize its pre-change NOL carryforwards or BILs to offset taxable income arising after an ownership change. During 1999, MFN recorded an extraordinary gain from the discharge of indebtedness related to the emergence from Bankruptcy. This gain was not taxable under IRC section 108. In accordance with the rules under IRC section 108, MFN has reduced certain tax attributes including unused net operating losses and tax basis in certain MFN assets. Deferred taxes have been provided for the estimated tax effect of the future reversing timing differences related to the discharge of indebtedness gain as reduced by the tax attributes. Additionally, the Company has established a valuation allowance of $31.0 million against MFN's deferred tax assets, as it is not more than likely that these amounts will be realized in the future.

As part of the TFC Merger, CPS acquired certain built in loss assets. Moreover, TFC has undergone an ownership change for purposes of Internal Revenue Code ("IRC") section 382. In general, IRC section 382 imposes an annual limitation on the ability of a loss corporation (i.e., a corporation with a net operating loss ("NOL") carryforward, credit carryforward, or certain built-in losses ("BILs")) to utilize its pre-change NOL carryforwards or BILs to offset taxable income arising after an ownership change. Additionally, the Company has established a valuation allowance of $10.0 million against TFC's deferred tax assets, as it is not more than likely that these amounts will be realized in the future.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In determining the possible future realization of deferred tax assets, the Company considers the taxes paid in the current and prior years that may be available to recapture as well as future taxable income from the following sources: (a) reversal of taxable temporary differences, (b) future operations exclusive of reversing temporary differences, and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

As of December 31, 2005, the Company has net operating loss carryforwards for federal and state income tax purposes of $10.2 million (all of which is subject to IRC 382 limitations) and $4.2 million, respectively, which are available to offset future taxable income, if any, subject to IRC section 382 limitations, through 2021 and 2012-2013, respectively.

The statute of limitations on certain of the Company's tax returns are open and the returns could be audited by the various tax authorities. From time to time, there may be differences in opinions with respect to the tax treatment accorded to certain transactions. When, and if, such differences occur and become probable and estimable, such amounts will be recognized.

(13) RELATED PARTY TRANSACTIONS

CPS LEASING, INC. RELATED PARTY DIRECT LEASE RECEIVABLES

Included in other assets in the Company's Consolidated Balance Sheet are direct lease receivables due to CPS Leasing, Inc. from related parties, primarily companies affiliated with the Company's former Chairman of the Board of Directors. Such related party direct lease receivables net of a valuation allowance totaled approximately $552,000 and $1.8 million at December 31, 2005 and 2004, respectively.

LOANS TO OFFICERS TO EXERCISE CERTAIN STOCK OPTIONS

During 2002, the Company's Board of Directors approved a program under which officers of the Company would be advanced amounts sufficient to enable them to exercise certain of their outstanding options. Such loans were available for a limited period of time, and available only to exercise previously repriced options. The loans bear interest at a rate of 5.50% per annum, and are due in 2007. At December 31, 2005 and 2004, there was $434,000 and $454,000, respectively outstanding related to these loans. Such amounts have been recorded as contra-equity within common stock in the Shareholders' Equity section of the Company's Consolidated Balance Sheet.

(14) COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases its facilities and certain computer equipment under non-cancelable operating leases, which expire through 2010. Future minimum lease payments at December 31, 2005, under these leases are due during the years ended December 31 as follows:

                                              AMOUNT
                                          --------------
                                          (IN THOUSANDS)
2006 ...............................      $        4,353
2007 ...............................               3,781
2008 ...............................               2,407
2009 ...............................                 341
2010 ...............................                 203
                                          --------------
Total minimum lease payments .......      $       11,085
                                          ==============

Rent expense for the years ended December 31, 2005, 2004 and 2003, was $3.4million, $3.5 million, and $3.9 million, respectively.

The Company's facility lease contains certain rental concessions and escalating rental payments, which are recognized as adjustments to rental expense and are amortized on a straight-line basis over the term of the lease.

During 2005, 2004 and 2003, the Company received $482,000, $385,000 and
$170,000, respectively, of sublease income, which is included in occupancy expense. Future minimum sublease payments totaled $507,000 at December 31, 2005.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LITIGATION

STANWICH LITIGATION. CPS was for some time a defendant in a class action (the "Stanwich Case") brought in the California Superior Court, Los Angeles County. The original plaintiffs in that case were persons entitled to receive regular payments (the "Settlement Payments") under out-of-court settlements reached with third party defendants. Stanwich Financial Services Corp. ("Stanwich"), an affiliate of the former chairman of the board of directors of CPS, is the entity that was obligated to pay the Settlement Payments. Stanwich has defaulted on its payment obligations to the plaintiffs and in June 2001 filed for reorganization under the Bankruptcy Code, in the federal Bankruptcy Court of Connecticut. At December 31, 2004, CPS was a defendant only in a cross-claim brought by one of the other defendants in the case, Bankers Trust Company, which asserted a claim of contractual indemnity against CPS.

CPS subsequently settled the cross-claim of Bankers Trust by payment of $3.24 million, on or about February 8, 2005. Pursuant to that settlement, the court has dismissed the cross-claim, with prejudice. The amount paid by the Company was accrued for and included in Accounts payable and accrued expenses in the Company's balance sheet as of December 31, 2004.

In November 2001, one of the defendants in the Stanwich Case, Jonathan Pardee, asserted claims for indemnity against the Company in a separate action, which is now pending in federal district court in Rhode Island. The Company has filed counterclaims in the Rhode Island federal court against Mr. Pardee, and has filed a separate action against Mr. Pardee's Rhode Island attorneys, in the same court. The action of Mr. Pardee against CPS is stayed, awaiting resolution of an adversary action brought against Mr. Pardee in the bankruptcy court, which is hearing the bankruptcy of Stanwich.

The reader should consider that any adverse judgment against CPS in the Stanwich Case (or the related case in Rhode Island) for indemnification, in an amount materially in excess of any liability already recorded in respect thereof, could have a material adverse effect on the Company's financial position.

OTHER LITIGATION. On June 2, 2004, Delmar Coleman filed a lawsuit in the circuit court of Tuscaloosa, Alabama, alleging that plaintiff Coleman was harmed by an alleged failure to refer, in the notice given after repossession of his vehicle, to the right to purchase the vehicle by tender of the full amount owed under the retail installment contract. Plaintiff seeks damages in an unspecified amount, on behalf of a purported nationwide class. CPS removed the case to federal bankruptcy court, and filed a motion for summary judgment as part of its adversary proceeding against the plaintiff in the bankruptcy court. The federal bankruptcy court granted the plaintiff's motion to send the matter back to Alabama state court. CPS has appealed the ruling. Although CPS believes that it has one or more defenses to each of the claims made in this lawsuit, no discovery has yet been conducted and the case is still in its earliest stages. Accordingly, there can be no assurance as to its outcome.

In June 2004, Plaintiff Jeremy Henry filed a lawsuit against the Company in the California Superior Court, San Diego County, alleging improper practices related to the notice given after repossession of a vehicle that he purchased. Plaintiff's motion for a certification of a class has been denied, and is the subject of an appeal now before the California Court of Appeal. Irrespective of the outcome of that appeal, as to which there can be no assurance, the Company has a number of defenses that may be asserted with respect to the claims of plaintiff Henry.

In August and September 2005, two plaintiffs represented by the same law firm filed substantially identical lawsuits in the federal district court for the northern district of Illinois, each of which purports to be a class action, and each of which alleges that CPS improperly accessed consumer credit information. CPS has reached agreements in principle to settle these cases, which await confirmation by the court.

The Company has recorded a liability as of December 31, 2005 that it believes represents a sufficient allowance for legal contingencies. Any adverse judgment against the Company, if in an amount materially in excess of the recorded liability, could have a material adverse effect on the financial position of the Company. The Company is involved in various legal matters arising in the normal course of business. Management believes that any liability as a result of those matters would not have a material effect on the Company's financial position, Results of Operations or Cash Flows.

(15) EMPLOYEE BENEFITS

The Company sponsors a pretax savings and profit sharing plan (the "401(k) Plan") qualified under section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, eligible employees are able to contribute up to 15% of their compensation (subject to stricter limitation in the case of highly compensated employees). The Company may, at its discretion, match 100% of employees' contributions up to $1,000 per employee per calendar year. The Company's contributions to the 401(k) Plan were $439,000 and $409,000 for the year ended December 31, 2005 and 2004, respectively. The Company did not make a matching contribution in 2003.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also sponsors the MFN Financial Corporation Pension Plan ("the Plan"). The Plan benefits were frozen June 30, 2001. The following table sets forth the plan's benefit obligations, fair value of plan assets, and funded status at December 31, 2005 and 2004:

                                                              DECEMBER 31,
                                                         -----------------------
                                                           2005          2004
                                                         ---------     ---------
                                                              (IN THOUSANDS)
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation, beginning of year ....     $ 13,683      $ 15,023
Service cost .......................................           --            --
Interest cost ......................................          845           821
Actuarial (gain) loss ..............................        1,867        (1,616)
Benefits paid ......................................         (596)         (545)
                                                         ---------     ---------
 Projected benefit obligation, end of year .........     $ 15,799      $ 13,683
                                                         =========     =========

The accumulated benefit obligation for the plan was $15.8 million and $13.7 million at December 31, 2005 and 2004, respectively.

CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year .......     $ 13,287      $ 11,253
Return on assets ...................................          973         1,483
Employer contribution ..............................          207         1,149
Expenses ...........................................          (59)          (53)
Benefits paid ......................................         (596)         (545)
                                                         ---------     ---------
 Fair value of plan assets, end of year ............     $ 13,812      $ 13,287
                                                         =========     =========

                                                              DECEMBER 31,
                                                         -----------------------
                                                           2005          2004
                                                         ---------     ---------
                                                              (IN THOUSANDS)
RECONCILIATION OF FUNDED STATUS OF THE PLAN AND
NET AMOUNT RECOGNIZED
Funded status of the plan ..........................     $ (1,987)     $   (396)
Unrecognized loss ..................................        4,071         2,062
Unrecognized transition asset ......................          (11)          (46)
Unrecognized prior service cost ....................           --            --
                                                         ---------     ---------
 Net amount recognized .............................     $  2,073      $  1,620
                                                         =========     =========

Weighted average assumptions used to determine benefit obligations and cost at December 31, 2005 and 2004 were as follows:

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFIT OBLIGATIONS
Discount rate ......................................         5.50%         6.25%
Rate of compensation increase ......................           N/A           N/A

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE NET
PERIODIC BENEFIT COST
Discount rate ......................................         5.50%         6.25%
Expected return on plan assets .....................         8.50%         9.00%
Rate of compensation increase ......................           N/A           N/A

The Company's overall expected long-term rate of return on assets is 8.50% per annum as of December 31, 2005. The expected long-term rate of return is based on the weighted average of historical returns on individual asset categories, which are described in more detail below.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMOUNTS RECOGNIZED ON CONSOLIDATED BALANCE SHEET
Prepaid benefit cost ...............................     $     --      $     --
Accrued benefit liability ..........................       (1,987)         (396)
Intangible asset ...................................           --            --
Accumulated other comprehensive loss, pretax .......        4,060         2,016
                                                         ---------     ---------
 Net amount recognized .............................     $  2,073      $  1,620
                                                         =========     =========

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost .......................................     $     --      $     --
Interest Cost ......................................          845           821
Expected return on assets ..........................       (1,104)       (1,041)
Amortization of transition (asset)/obligation ......          (35)          (35)
Amortization of prior service cost .................           --            --
Recognized net actuarial loss ......................           48            69
                                                         ---------     ---------
 Net periodic benefit cost .........................     $   (246)     $   (186)
                                                         =========     =========

UNFUNDED ACCUMULATED BENEFIT OBLIGATION AT YEAR-END
Projected Benefit Obligation .......................     $ 15,799      $ 13,683
Accumulated Benefit Obligation .....................       15,799        13,683
Fair Value of Plan Assets ..........................       13,812        13,288

The weighted average asset allocation of the Company's pension benefits at December 31, 2005 and 2004 were as follows:

WEIGHTED AVERAGE ASSET ALLOCATION AT YEAR-END

ASSET CATEGORY
Domestic equity funds ..............................         61.9%         60.9%
International equity funds .........................         13.1%         11.9%
Domestic fixed income funds ........................         25.0%         27.1%
Other ..............................................          0.0%          0.1%
                                                         ---------     ---------
Total ..............................................        100.0%        100.0%
                                                         =========     =========

CASH FLOWS

EXPECTED BENEFIT PAYOUTS
2006 ...............................................     $     476
2007 ...............................................           511
2008 ...............................................           570
2009 ...............................................           574
2010 ...............................................           593
Years 2011 - 2015 ..................................         3,859

Anticipated Contributions in 2006 ..................     $      --

The Company's investment policies and strategies for the pension benefits plan utilize a target allocation of 70% equity securities and 30% fixed income securities. The Company's investment goals are to maximize returns subject to specific risk management policies. The Company addresses risk management and diversification by the use of a professional investment advisor and several sub-advisors which invest in domestic and international equity securities and domestic fixed income securities. Each sub-advisor focuses its investments within a specific sector of the equity or fixed income market. For the sub-advisors focused on the equity markets, the sectors are differentiated by the market capitalization and the relative valuation of the underlying issuer. For the sub-advisors focused on the fixed income markets, the sectors are differentiated by the credit quality and the maturity of the underlying fixed income investment. The investments made by the sub-advisors are readily marketable and can be sold to fund benefit payment obligations as they become payable.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following summary presents a description of the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. Much of the information used to determine fair value is highly subjective. When applicable, readily available market information has been utilized. However, for a significant portion of the Company's financial instruments, active markets do not exist. Therefore, considerable judgments were required in estimating fair value for certain items. The subjective factors include, among other things, the estimated timing and amount of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated as of December 31, 2005 and 2004, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different. The estimated fair values of financial assets and liabilities at December 31, 2005 and 2004, were as follows:

                                                            DECEMBER 31,
                                             -----------------------------------------
                                                    2005                   2004
                                             --------------------   ------------------
                                             CARRYING    FAIR      CARRYING     FAIR
FINANCIAL INSTRUMENT                          VALUE      VALUE       VALUE      VALUE
--------------------                         --------   --------   --------   --------
                                                           (IN THOUSANDS)
Cash and cash equivalents ..............     $ 17,789   $ 17,789   $ 14,366   $ 14,366
Restricted cash and cash equivalents ...      157,662    157,662    125,113    125,113
Finance receivables, net ...............      913,576    913,576    550,191    550,191
Residual interest in securitizations ...       25,220     25,220     50,430     50,430
Accrued interest receivable ............       10,930     10,930      6,411      6,411
Note receivable and accrued interest ...        2,178      2,178      2,800      2,800
Warehouse lines of credit ..............       35,350     35,350     34,279     34,279
Notes payable ..........................          211        211      1,421      1,421
Residual interest financing ............       43,745     43,745     22,204     22,204
Securitization trust debt ..............      924,026    914,901    542,815    539,749
Senior secured debt ....................       40,000     40,000     59,829     59,829
Subordinated renewable notes ...........        4,655      4,655         --         --
Subordinated debt ......................       14,000     14,000     15,000     15,113

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The carrying value equals fair value.

FINANCE RECEIVABLES, NET

The carrying value approximates fair value because the related interest rates are estimated to reflect current market conditions for similar types of instruments.

RESIDUAL INTEREST IN SECURITIZATIONS

The fair value is estimated by discounting future cash flows using credit and discount rates that the Company believes reflect the estimated credit, interest rate and prepayment risks associated with similar types of instruments.

ACCRUED INTEREST RECEIVABLE

The carrying value approximates fair value because the related interest rates are estimated to reflect current market conditions for similar types of instruments.

NOTE RECEIVABLE

The fair value is estimated by discounting future cash flows using credit and discount rates that the Company believes reflect the estimated credit and interest rate risks associated with similar types of instruments.

WAREHOUSE LINES OF CREDIT, NOTES PAYABLE, RESIDUAL INTEREST FINANCING, AND SENIOR SECURED DEBT AND SUBORDINATED RENEWABLE NOTES

The carrying value approximates fair value because the related interest rates are estimated to reflect current market conditions for similar types of secured instruments.

SECURITIZATION TRUST DEBT

The fair value is estimated by discounting future cash flows using interest rates that the Company believes reflect the current market rates.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUBORDINATED DEBT

The fair value is based on a market quote.

(17) LIQUIDITY

The Company's business requires substantial cash to support its purchases of Contracts and other operating activities. The Company's primary sources of cash have been cash flows from operating activities, including proceeds from sales of Contracts, amounts borrowed under various revolving credit facilities (also sometimes known as warehouse credit facilities), servicing fees on portfolios of Contracts previously sold in securitization transactions or serviced for third parties, customer payments of principal and interest on finance receivables, fees for origination of Contracts, and releases of cash from securitized portfolios of Contracts in which the Company has retained a residual ownership interest and from the Spread Accounts associated with such pools. The Company's primary uses of cash have been the purchases of Contracts, repayment of amounts borrowed under lines of credit and otherwise, operating expenses such as employee, interest, occupancy expenses and other general and administrative expenses, the establishment of Spread Accounts and initial overcollateralization, if any, and the increase of Credit Enhancement to required levels in securitization transactions, and income taxes. There can be no assurance that internally generated cash will be sufficient to meet the Company's cash demands. The sufficiency of internally generated cash will depend on the performance of securitized pools (which determines the level of releases from those portfolios and their related Spread Accounts), the rate of expansion or contraction in the Company's managed portfolio, and the terms upon which the Company is able to acquire, sell, and borrow against Contracts.

Net cash provided by operating activities for the years ended December 31, 2005, 2004 and 2003 was $36.7 million, $9.9 million and $98.9 million, respectively. Cash from operating activities is generally provided by the net releases from the Company's securitization Trusts. The increase in 2005 vs. 2004 is due in part to the Company's increased net earnings before the significant increase in the provision for credit losses. The decrease in 2004 vs. 2003 is primarily the result of the Company's decision, in July 2003, to treat all of its future securitizations as secured financings. As a result 2005 and 2004 includes no activity related to Contracts held for sale.

Net cash used in investing activities for the years ended December 31, 2005, 2004 and 2003, was $411.7 million, $314.0 million, and $178.9 million, respectively. Cash used in investing activities has generally related to purchases of Contracts, the cost of the SeaWest Asset Acquisition and the acquisition of TFC. Purchase of finance receivables held for investors were $691.3, $506.0 and $175.3 in 2005, 2004 and 2003, respectively. Cash used in the
TFC Merger, net of the cash acquired in the transaction, totaled $10.2 million for the year ended December 31, 2003.

Net cash provided by financing activities for the year ended December 31, 2005, was $378.4 million compared with $285.3 million in 2004 and $80.3 million for the year ended December 31, 2003. Cash used or provided by financing activities is primarily attributable to the issuance or repayment of debt. In connection with the TFC Merger the Company assumed securitization trust debt related to three securitization transactions held by consolidated subsidiaries and assumed additional subordinated debt. With the change in the securitization structure implemented in the third quarter of 2003, $662.4 million of securitization trust debt was issued in 2005 as compared to $474.7 million in 2004 and $154.4 million in 2003.

Contracts are purchased from Dealers for a cash price approximating their principal amount, adjusted for an acquisition fee which may either increase or decrease the Contract purchase price, and generate cash flow over a period of years. As a result, the Company has been dependent on warehouse credit facilities to purchase Contracts, and on the availability of cash from outside sources in order to finance its continuing operations, as well as to fund the portion of Contract purchase prices not financed under revolving warehouse credit facilities. As of December 31, 2005, the Company had $350 million in warehouse credit capacity, in the form of a $200 million facility and a $150 million facility. The first facility provides funding for Contracts purchased under the TFC Programs while both warehouse facilities provide funding for Contracts purchased under the CPS Programs. A third facility in the amount of $125 million, which the Company utilized to fund Contracts under the CPS and TFC Programs was terminated by the Company on June 29, 2005

The $150 million warehouse facility is structured to allow CPS to fund a portion of the purchase price of Contracts by drawing against a floating rate variable funding note issued by its consolidated subsidiary Page Three Funding, LLC. This facility was established on November 15, 2005, and expires on November 14, 2006, although it is renewable with the mutual agreement of the parties. Up to 80% of the principal balance of Contracts may be advanced to the Company under this facility, subject to collateral tests and certain other conditions and covenants. Notes under this facility accrue interest at a rate of one-month LIBOR plus 2.00% per annum. At December 31, 2005, $34.5 million was outstanding under this facility.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The $200 million warehouse facility is similarly structured to allow CPS to fund a portion of the purchase price of Contracts by drawing against a floating rate variable funding note issued by its consolidated subsidiary Page Funding LLC. This facility was entered into on June 30, 2004. On June 29, 2005 the facility was increased from $100 million to $125 million and further amended to provide for funding for Contracts purchased under the TFC Programs. It was increased again to $200 million on August 31, 2005. Approximately 77.0% of the principal balance of Contracts may be advanced to the Company under this facility, subject to collateral tests and certain other conditions and covenants. Notes under this facility accrue interest at a rate of one-month LIBOR plus 1.50% per annum. The lender has annual termination options at its sole discretion on each June 30 through 2007, at which time the agreement expires. At December 31, 2005, $836,000 was outstanding under this facility, compared to zero at December 31, 2004.

The $125 million warehouse facility was structured to allow the Company to fund a portion of the purchase price of Contracts by drawing against a floating rate variable funding note issued by its consolidated subsidiary CPS Warehouse Trust. This facility was established on March 7, 2002, and the maximum amount was increased to $125 million in November 2002. Up to 73.0% of the principal balance of Contracts could have been advanced to the Company under this facility bore interest at a rate of one-month commercial paper plus 1.50% per annum. This facility was due to expire on April 11, 2006, but the Company elected to terminate it on June 29, 2005. At December 31, 2004, $34.3 million was outstanding under this facility.

The Company securitized $674.4 million of Contracts in five private placement transactions during the year ended December 31, 2005 compared to $463.9 million in five private placements during 2004. All of these transactions were structured as secured financings and, therefore, resulted in no gain on sale. In March 2004 a wholly-owned bankruptcy remote consolidated subsidiary of the Company issued $44 million of asset-backed notes secured by its retained interest in eight term securitization transactions. The notes had an interest rate of 10% per annum and a final maturity in October 2009, were required to be repaid from the distributions on the underlying retained interests. In connection with the issuance of the notes, the Company incurred and capitalized issuance costs of $1.3 million. The Company repaid the notes in full in August 2005. In November 2005, the Company completed similar securitizations whereby a wholly-owned bankruptcy remote consolidated subsidiary of the Company issued $45.8 million of asset-backed notes secured by its retained interest in tem term securitization transactions. These notes, which bear interest at a blended interest rate of 8.36% per annum and have a final maturity in July 2011, are required to be repaid from the distributions on the underlying retained interests. In connection with the issuance of the notes, the Company incurred and capitalized issuance costs of $915,000.

For the portfolio owned by non consolidated subsidiaries, cash used to increase Credit Enhancement amounts to required levels for the years ended December 31, 2005, 2004 and 2003 was zero, $2.9 million and $20.9 million, respectively. Cash released from Trusts and their related Spread Accounts to the Company related to the portfolio owned by consolidated subsidiaries for the years ended December 31, 2005, 2004 and 2003 was $23.1 million, $21.4 million and $25.9 million, respectively. Changes in the amount of Credit Enhancement required for term securitization transactions and releases from Trusts and their related Spread Accounts are affected by the relative size, seasoning and performance of the various pools of Contracts securitized that make up the Company's managed portfolio to which the respective Spread Accounts are related. During the years ended December 31, 2005 and December 31, 2004 the Company made no initial deposits to Spread Accounts and funded no initial overcollateralization related to its term securitization transactions owned by non-consolidated subsidiaries, compared to $18.7 million in the 2003 The acquisition of Contracts for subsequent sale in securitization transactions, and the need to fund Spread Accounts and initial overcollateralization, if any, and increase Credit Enhancement levels when those transactions take place, results in a continuing need for capital. The amount of capital required is most heavily dependent on the rate of the Company's Contract purchases (other than flow purchases), the required level of initial Credit Enhancement in securitizations, and the extent to which the previously established Trusts and their related Spread Accounts either release cash to the Company or capture cash from collections on securitized Contracts. The Company is currently limited in its ability to purchase Contracts due to certain liquidity constraints. As of December 31, 2005, the Company had cash on hand of $17.8 million and available Contract purchase commitments from its warehouse credit facilities of $314.6 million. The Company's plans to manage the need for liquidity include the completion of additional term securitizations that would provide additional credit availability from the warehouse credit facilities, and matching its levels of Contract purchases to its availability of cash. There can be no assurance that the Company will be able to complete term securitizations on favorable economic terms or that the Company will be able to complete term securitizations at all. If the Company is unable to complete such securitizations, interest income and other portfolio related income would decrease.

CONSUMER PORTFOLIO SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's primary means of ensuring that its cash demands do not exceed its cash resources is to match its levels of Contract purchases to its availability of cash. The Company's ability to adjust the quantity of Contracts that it purchases and securitizes will be subject to general competitive conditions and the continued availability of warehouse credit facilities. There can be no assurance that the desired level of Contract acquisition can be maintained or increased. While the specific terms and mechanics of each Spread Account vary among transactions, the Company's Securitization Agreements generally provide that the Company will receive excess cash flows only if the amount of Credit Enhancement has reached specified levels and/or the delinquency, defaults or net losses related to the Contracts in the pool are below certain predetermined levels. In the event delinquencies, defaults or net losses on the Contracts exceed such levels, the terms of the securitization: (i) may require increased Credit Enhancement to be accumulated for the particular pool; (ii) may restrict the distribution to the Company of excess cash flows associated with other pools; or (iii) in certain circumstances, may permit the insurers to require the transfer of servicing on some or all of the Contracts to another servicer. There can be no assurance that collections from the related Trusts will continue to generate sufficient cash.

Certain of the Company's securitization transactions and the warehouse credit facilities contain various financial covenants requiring certain minimum financial ratios and results. Such covenants include maintaining minimum levels of liquidity and net worth and not exceeding maximum leverage levels and maximum financial losses. In addition, certain securitization and non-securitization related debt contain cross-default provisions that would allow certain creditors to declare a default if a default occurred under a different facility.

The Servicing Agreements of the Company's securitization transactions are terminable by the insurers of certain of the Trust's obligations ("Note Insurers") in the event of certain defaults by the Company and under certain other circumstances. Were a Note Insurer in the future to exercise its option to terminate the Servicing Agreements, such a termination would have a material adverse effect on the Company's liquidity and results of operations. The Company continues to receive Servicer extensions on a monthly and/or quarterly basis, pursuant to the Servicing Agreements.

(18) SELECTED QUARTERLY DATA (UNAUDITED)

                                    QUARTER       QUARTER       QUARTER       QUARTER
                                     ENDED         ENDED         ENDED         ENDED
                                    MARCH 31,    JUNE 30,    SEPTEMBER 30,  DECEMBER 31,
                                    ---------    ----------  -------------  ------------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
2005
Revenues ........................   $ 41,833      $ 47,776   $     49,374   $    54,714
Income (loss) before income taxes       (239)          545          1,398         1,668
Net income (loss) ...............       (239)          545          1,398         1,668
Income (loss) per share:
  Basic .........................   $  (0.01)     $   0.03   $       0.06   $      0.08
  Diluted .......................      (0.01)         0.02           0.06          0.07

2004
Revenues ........................   $ 27,522      $ 32,687   $     34,913   $    37,570
Loss before income taxes ........     (1,407)         (174)        (2,061)      (12,246)
Net loss ........................     (1,407)         (174)        (2,061)      (12,246)
Loss per share:
  Basic .........................   $  (0.07)     $  (0.01)  $      (0.10)  $     (0.57)
  Diluted .......................      (0.07)        (0.01)         (0.10)        (0.57)

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                           MARCH 31,     DECEMBER 31,
                                                             2006            2005
                                                         --------------  --------------
ASSETS
Cash and cash equivalents                                $      25,504   $      17,789
Restricted cash and equivalents                                212,428         157,662

Finance receivables                                          1,114,671         971,304
Less: Allowance for finance credit losses                      (63,846)        (57,728)
                                                         --------------  --------------
Finance receivables, net                                     1,050,825         913,576

Residual interest in securitizations                            22,608          25,220
Furniture and equipment, net                                     1,042           1,079
Deferred financing costs                                         9,872           8,596
Deferred tax assets, net                                         8,295           7,532
Accrued interest receivable                                     10,733          10,930
Other assets                                                    12,916          12,760
                                                         --------------  --------------
                                                         $   1,354,223   $   1,155,144
                                                         ==============  ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Accounts payable and accrued expenses                    $      18,721   $      19,568
Warehouse lines of credit                                       75,056          35,350
Notes payable                                                      172             211
Residual interest financing                                     37,728          43,745
Securitization trust debt                                    1,100,606         924,026
Senior secured debt, related party                              40,000          40,000
Subordinated renewable notes                                     6,314           4,655
Subordinated debt                                                   --          14,000
                                                         --------------  --------------
                                                             1,278,597       1,081,555
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preferred stock, $1 par value;
  authorized 5,000,000 shares; none issued                          --              --
Series A preferred stock, $1 par value;
  authorized 5,000,000 shares;
  3,415,000 shares issued; none outstanding                         --              --
Common stock, no par value; authorized
  30,000,000 shares; 21,819,333 and 21,687,584
  shares issued and outstanding at March 31, 2006 and
  December 31, 2005, respectively                               66,995          66,748
Additional paid in capital, warrants                               794             794
Retained earnings                                               10,266           8,476
Accumulated other comprehensive loss                            (2,429)         (2,429)
                                                         --------------  --------------
                                                                75,626          73,589
                                                         --------------  --------------
                                                         $   1,354,223   $   1,155,144
                                                         ==============  ==============

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                              THREE MONTHS ENDED
                                                  MARCH 31,
                                           -------------------------
                                              2006           2005
                                           ----------    -----------
REVENUES:
Interest income                            $   54,527    $   36,172
Servicing fees                                  1,005         2,265
Other income                                    2,492         3,396
                                           ----------    -----------
                                               58,024        41,833
                                           ----------    -----------

EXPENSES:
Employee costs                                  9,357        10,450
General and administrative                      5,111         5,138
Interest                                       16,781         8,506
Interest, related party                         1,254         1,878
Provision for credit losses                    19,099        12,312
Marketing                                       3,536         2,799
Occupancy                                         903           782
Depreciation and amortization                     193           207
                                           ----------    -----------
                                               56,234        42,072
                                           ----------    -----------
Income (loss) before income tax expense         1,790          (239)
Income tax expense                                 --            --
                                           ----------    -----------
Net income (loss)                          $    1,790    $     (239)
                                           ==========    ===========

Earnings (loss) per share:
 Basic                                     $     0.08    $    (0.01)
 Diluted                                         0.07         (0.01)

Number of shares used in computing
earnings (loss) per share:
 Basic                                         21,732        21,528
 Diluted                                       24,188        21,528

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31,
                                                                 -----------------------
                                                                    2006          2005
                                                                 ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                              $   1,790    $    (239)
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
  Amortization of deferred acquisition fees                         (2,620)      (2,614)
  Amortization of discount on Class B Notes                            554          281
  Depreciation and amortization                                        193          207
  Amortization of deferred financing costs                           1,242          755
  Provision for credit losses                                       19,099       12,312
  Deferred compensation                                                 --           56
  Releases of cash from Trusts to Company                            3,943        8,010
  Net deposits to Trusts to increase Spread Accounts                (6,070)      (3,234)
  Interest income on residual assets                                  (961)      (1,683)
  Cash received from residual interest in securitizations            3,573        7,980
  Changes in assets and liabilities:
    Payments on restructuring accrual                                 (351)        (193)
    Restricted cash                                                (52,638)     (29,720)
    Accrued interest receivable                                        197         (406)
    Other assets                                                      (191)         752
    Tax assets                                                        (763)          --
    Accounts payable and accrued expenses                             (496)      (1,314)
    Tax liabilities                                                     --         (155)
                                                                 ----------   ----------
       Net cash used in operating activities                       (33,499)      (9,205)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of finance receivables held for investment            (255,586)    (144,165)
  Proceeds received on finance receivables held for investment     101,858       64,355
  Purchase of furniture and equipment                                 (121)         (22)
                                                                 ----------   ----------
       Net cash used in investing activities                      (153,849)     (79,832)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of securitization trust debt              280,977      135,924
  Proceeds from issuance of retail notes payable                     1,660           --
  Net proceeds (repayments) from warehouse lines of credit          39,706       16,256
  Repayment of residual interest financing debt                     (6,018)      (5,793)
  Repayment of securitization trust debt                          (104,951)     (59,590)
  Repayment of subordinated debt                                   (14,000)      (1,000)
  Repayment of notes payable                                           (40)        (560)
  Payment of financing costs                                        (2,518)      (1,094)
  Repurchase of common stock                                          (756)          --
  Tax benefit from exercise of stock options                           337           --
  Exercise of options and warrants                                     666          258
                                                                 ----------   ----------
       Net cash provided by financing activities                   195,063       84,401
                                                                 ----------   ----------
Increase (decrease) in cash                                          7,715       (4,636)
Cash at beginning of period                                         17,789       14,366
                                                                 ----------   ----------
Cash at end of period                                            $  25,504    $   9,730
                                                                 ==========   ==========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
   Interest                                                      $  14,713    $   9,410
   Income taxes                                                  $     312    $     155

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDTIED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Consumer Portfolio Services, Inc. ("CPS") was incorporated in California on March 8, 1991. CPS and its subsidiaries (collectively, the "Company") specialize primarily in purchasing, selling and servicing retail automobile installment sale contracts ("Contracts" or "finance receivables") originated by licensed motor vehicle dealers located throughout the United States ("Dealers") in the sale of new and used automobiles, light trucks and passenger vans. Through its purchases, the Company provides indirect financing to Dealer customers for borrowers with limited credit histories, low incomes or past credit problems ("Sub-Prime Customers"). The Company serves as an alternative source of financing for Dealers, allowing sales to customers who otherwise might not be able to obtain financing. The Company does not lend money directly to consumers. Rather, it purchases installment Contracts from Dealers based on its financing programs (the "CPS Programs").

Basis of Presentation

The Unaudited Condensed Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America, with the instructions to Form 10-Q and with Article 10 of Regulation S-X of the Securities and Exchange Commission, and include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are, in the opinion of management, of a normal recurring nature. In addition, certain items in prior period financial statements may have been reclassified for comparability to current period presentation. Results for the three-month period ended March 31, 2006 are not necessarily indicative of the operating results to be expected for the full year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted from these Unaudited Condensed Consolidated Financial Statements. These Unaudited Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

Other Income

Other Income consists primarily of recoveries on previously charged off MFN contracts and fees paid to the Company by Dealers for certain direct mail services the Company provides. The recoveries on the charged-off MFN contracts were $937,000 and $1.6 million for the three months ended March 31, 2006 and 2005, respectively. The direct mail revenues were $897,000 and $1.2 million for the same periods in 2006 and 2005, respectively.

Stock-based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment, revised 2004" (SFAS 123R"), prospectively for all option awards granted, modified or settled after January 1, 2006 using the modified prospective method. Under this method, the Company recognizes compensation costs in the financial statements for all share-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

For the three months ended March 31, 2006, the Company recorded no stock-based compensation costs as there were no option awards granted during the three-month period ended March 31, 2006 and there was no vesting of option awards for options granted prior to January 1, 2006 since all options outstanding as of December 31, 2005 were fully vested at that time. As of March 31, 2006, there are no unrecognized stock-based compensation costs to be recognized over future periods.

The following represents stock option activity for the three months ended March 31, 2006:

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDTIED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                           WEIGHTED
                                                       NUMBER OF         WEIGHTED          AVERAGE
                                                        SHARES           AVERAGE          REMAINING
                                                    (IN THOUSANDS)    EXERCISE PRICE   CONTRACTUAL TERM
                                                    --------------    --------------   ----------------
Options outstanding at the beginning of period ...          4,864     $         3.38
 Granted .........................................             --                 --
 Exercised .......................................           (251)              2.66
 Forefited .......................................             (4)              3.27
                                                    --------------    --------------   ----------------
Options outstanding at the end of period .........          4,609     $         3.42       7.33 years
                                                    ==============    ==============   ================
Options exercisable at the end of period .........          4,609     $         3.42       7.33 years
                                                    ==============    ==============   ================

At March 31, 2006 the aggregate intrinsic value of options outstanding and exercisable was $22.0 million. The total intrinsic value of options exercised was $1.0 million and $399,000 for the three months ended March 31, 2006 and 2005, respectively. New shares were issued for all options exercised during the three-month periods ended March 31, 2006 and 2005. There were 169,261 shares available for future stock option grants under existing plans as of March 31, 2006.

Prior to January 1, 2006, as was permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company accounted for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, whereby stock options are recorded at intrinsic value equal to the excess of the share price over the exercise price at the date of grant. The Company provided the pro forma net income (loss), pro forma earnings (loss) per share, and stock based compensation plan disclosure requirements set forth in SFAS No. 123. The Company accounted for repriced options as variable awards.

Compensation cost was recognized for certain stock options in the Unaudited Condensed Consolidated Financial Statements in accordance with APB Opinion No.
25. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation," the Company's net (loss) and (loss) per share would have been increased to the pro forma amounts indicated below.

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          ------------------
                                                                  2005
                                                          ------------------
                                                       (IN THOUSANDS, EXCEPT PER
                                                              SHARE DATA)
Net (loss), as reported ..............................    $            (239)
Stock-based employee compensation expense,
fair value method, net of tax ........................                 (200)
Previously recorded stock-based employee compensation
expense, intrinsic value method, net of tax ..........                   32
                                                          ------------------
Pro forma net (loss) .................................    $            (407)
                                                          ==================
Net (loss) per share
Basic, as reported ...................................    $           (0.01)
Diluted, as reported .................................    $           (0.01)

Pro forma Basic ......................................    $           (0.02)
Pro forma Diluted ....................................    $           (0.02)

The Company uses the Black-Scholes-Merton option valuation model to estimate the fair value of each option on the date of grant using the assumptions noted in the following table. The Company utilizes assumptions on expected life, risk-free rate, expected volatility, and dividend yield to determine such values. The Company did not disclose assumptions for the three months ended March 31, 2006 because there were no options granted in the period. The expected term of options granted is derived from historical data on employee exercise and post-vesting termination behavior. The risk-free rate is based on treasury instruments in effect at the time of grant whose terms are consistent with the expected term of the Company's stock options. Expected volatility is based on historical volatility of the Company's stock. The dividend yield is based on historical experience and expected future changes.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                   THREE MONTHS ENDED
                                         MARCH 31,
                                   ------------------
                                           2005
                                   ------------------
Risk-free interest rate                         4.30%
Expected term, in years                          6.5
Expected volatility                            52.53%
Dividend yield                                     0%

Purchases of Company Stock

During the three-month periods ended March 31, 2006 and 2005, the Company purchased 118,751 and zero shares, respectively, of its common stock. The shares purchased during the three-month period ended March 31, 2006 were purchased at an average price of $6.37.

New Accounting Pronouncements

In March 2006, the FASB issued FASB Statement No. 156, "Accounting for the Servicing of Financial Assets an Amendment to FASB Statement No. 140" (FAS 156). With respect to the accounting for separately recognized servicing assets and servicing liabilities, this statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a specific types of servicing contracts identified in the statement, (2) requires that all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, (3) permits an entity to choose subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities, (4) permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights at the initial adoption of this statement, and (5) requires a separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. FAS 156 will be effective for the Company on January 1, 2007. The Company is currently in the process of evaluating the effects of this Standard, but does not believe it will have a significant effect on its financial position or results of operations.

(2) FINANCE RECEIVABLES

The following table presents the components of Finance Receivables, net of unearned interest and deferred acquisition fees:

                                                            MARCH 31,      DECEMBER 31,
                                                               2006            2005
                                                           ------------   -------------
Finance Receivables                                               (IN THOUSANDS)
 Automobile
  Simple Interest ......................................   $ 1,087,048    $    933,510
  Pre-compute, net of unearned interest ................        46,882          54,693
                                                           ------------   -------------
  Finance Receivables, net of unearned interest ........     1,133,930         988,203
  Less: Unearned acquisition fees and originations costs       (19,259)        (16,899)
                                                           ------------   -------------
  Finance Receivables ..................................   $ 1,114,671    $    971,304
                                                           ============   =============

The following table presents a summary of the activity for the allowance for credit losses for the three-month periods ended March 31, 2006 and 2005:

                                                            MARCH 31,       MARCH 31,
                                                              2006            2005
                                                           ------------   -------------
                                                                   (IN THOUSANDS)
Balance at beginning of period ......................      $    57,728    $     42,615
Provision for credit losses on finance
receivables .........................................           19,099          12,312
Recoveries ..........................................          (19,235)        (11,436)
Charge offs .........................................            6,254           2,793
                                                           ------------   -------------
Balance at end of period ............................      $    63,846    $     46,284
                                                           ============   =============

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(3) RESIDUAL INTEREST IN SECURITIZATIONS

The residual interest in securitizations represents the discounted sum of expected future cash flows from securitization trusts. The following table presents the components of the residual interest in securitizations and are shown at their discounted amounts:

                                                                  MARCH 31,   DECEMBER 31,
                                                                    2006         2005
                                                                  ---------   ------------
                                                                       (IN THOUSANDS)
Cash, commercial paper, United States government securities
and other qualifying investments (Spread Accounts) ...........    $  13,201   $     12,748
Receivables from Trusts (NIRs) ...............................        3,913          5,798
Overcollateralization ........................................        5,494          6,674
                                                                  ---------   ------------
Residual interest in securitizations .........................    $  22,608   $     25,220
                                                                  =========   ============

The following table presents estimated remaining undiscounted credit losses included in the fair value estimate of the Residuals as a percentage of the Company's managed portfolio held by non-consolidated subsidiaries subject to recourse provisions:

                                                                  MARCH 31,  DECEMBER 31,
                                                                    2006         2005
                                                                  ---------  ------------
                                                                   (DOLLARS IN THOUSANDS)
Undiscounted estimated credit losses ........................     $  4,648   $     5,724
Managed portfolio held by non-consolidated subsidiaries .....       83,162       103,130
Undiscounted estimated credit losses as percentage of managed
portfolio held by non-consolidated subsidiaries .............          5.6%          5.6%

The key economic assumptions used in measuring all residual interest in securitizations as of March 31, 2006 and December 31, 2005 are included in the table below. The pre-tax discount rate remained constant from previous periods at 14%, except for certain cash flows from charged off receivables related to the Company's securitizations from 2001 to 2003 where the Company has used a discount rate of 25%, which is also consistent with previous periods.

                                                MARCH 31,        DECEMBER 31,
                                                  2006               2005
                                             ---------------    ---------------
Prepayment speed (Cumulative)                 22.2% - 35.3%      22.2% - 35.8%
Net credit losses (Cumulative)                12.3% - 20.0%      11.9% - 20.2%

(4) SECURITIZATION TRUST DEBT

The Company has completed a number of securitization transactions that are structured as secured borrowings for financial accounting purposes. The debt issued in these transactions is shown on the Company's Unaudited Condensed Consolidated Balance Sheets as "Securitization Trust Debt," and the components of such debt are summarized in the following table:

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                          WEIGHTED
                           FINAL         RECEIVABLES                    OUTSTANDING    OUTSTANDING        AVERAGE
                         SCHEDULED        PLEDGED AT                   PRINCIPAL AT    PRINCIPAL AT   INTEREST RATE AT
                          PAYMENT         MARCH 31,        INITIAL       MARCH 31,     DECEMBER 31,      MARCH 31,
     SERIES              DATE (1)            2006         PRINCIPAL        2006            2005             2006
-----------------    -----------------   ------------   ------------   ------------   -------------   ----------------
MFN 2001-A                   June 2007   $         --   $    301,000   $         --   $          --                N/A
TFC 2002-1                 August 2007             --         64,552             --              --                N/A
TFC 2002-2                  March 2008             --         62,589             --              --                N/A
TFC 2003-1                January 2009          5,413         52,365          4,741           6,557              2.69%
CPS 2003-C                  March 2010         26,859         87,500         25,835          30,550              3.57%
CPS 2003-D                October 2010         26,481         75,000         25,384          29,688              3.81%
CPS 2004-A                October 2010         34,626         82,094         34,695          40,225              3.84%
PCR 2004-1                  March 2010         21,361         76,257         17,671          22,873              3.80%
CPS 2004-B               February 2011         46,279         96,369         46,394          52,704              4.17%
CPS 2004-C                  April 2011         54,594        100,000         54,507          61,779              3.95%
CPS 2004-D               December 2011         73,473        120,000         72,530          82,801              4.44%
CPS 2005-A                October 2011         96,983        137,500         97,113         110,021              5.11%
CPS 2005-B               February 2012        109,360        130,625        107,749         113,194              4.56%
CPS 2005-C                  March 2012        172,025        183,300        169,778         173,509              5.00%
CPS 2005-TFC                 July 2012         71,941         72,525         62,432          72,525              5.79%
CPS 2005-D                   July 2012        138,293        145,000        136,777         127,600              5.63%
CPS 2006-A (2)           November 2012        142,446        245,000        245,000              --              5.87%
                                         ------------   ------------   ------------   -------------
                                         $  1,020,134   $  2,031,676   $  1,100,606   $     924,026
                                         ============   ============   ============   =============

______________

The Final Scheduled Payment Date represents final legal maturity of the securitization trust debt. Securitization trust debt is expected to become due and to be paid prior to those dates, based on amortization of the finance receivables pledged to the Trusts. Expected payments, which will depend on the performance of such receivables, as to which there can be no assurance, are $290.2 million in 2006, $289.8 million in 2007, $211.1 million in 2008, $154.6 million in 2009, $110.6 million in 2010 and $44.4 million in 2012.

Receivables Pledged at March 31, 2006 excludes approximately $100.7 million in Contracts delivered to this Trust in April 2006 pursuant to a pre-funding structure.

All of the securitization trust debt was sold in private placement transactions to qualified institutional buyers. The debt was issued through wholly-owned bankruptcy remote subsidiaries of CPS, TFC or MFN, and is secured by the assets of such subsidiaries, but not by other assets of the Company. Principal of $1.0 billion, and the related interest payments, are guaranteed by financial guaranty insurance policies issued by third party financial institutions.

The terms of the various Securitization Agreements related to the issuance of the securitization trust debt and the warehouse credit facilities require that certain delinquency and credit loss criteria be met with respect to the collateral pool, and require that the Company maintain minimum levels of liquidity and net worth and not exceed maximum leverage levels and maximum financial losses. In addition, certain securitization and non-securitization related debt contain cross-default provisions, which would allow certain creditors to declare a default if a default were declared under a different facility. As of March 31, 2006, the Company was in compliance with all such financial covenants.

The Company is responsible for the administration and collection of the Contracts. The Securitization Agreements also require certain funds be held in restricted cash accounts to provide additional collateral for the borrowings or to be applied to make payments on the securitization trust debt. As of March 31, 2006, restricted cash under the various agreements totaled approximately $212.4 million. Interest expense on the securitization trust debt is composed of the stated rate of interest plus amortization of additional costs of borrowing. Additional costs of borrowing include facility fees, insurance and amortization of deferred financing costs. Deferred financing costs related to the securitization trust debt are amortized using a level yield method. Accordingly, the effective cost of borrowing of the securitization trust debt is greater than the stated rate of interest.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The wholly-owned, bankruptcy remote subsidiaries of CPS, MFN and TFC were formed to facilitate the above asset-backed financing transactions. Similar bankruptcy remote subsidiaries issue the debt outstanding under the Company's warehouse lines of credit. Bankruptcy remote refers to a legal structure in which it is expected that the applicable entity would not be included in any bankruptcy filing by its parent or affiliates. All of the assets of these subsidiaries have been pledged as collateral for the related debt. All such transactions, treated as secured financings for accounting and tax purposes, are treated as sales for all other purposes, including legal and bankruptcy purposes. None of the assets of these subsidiaries are available to pay other creditors of the Company or its affiliates.

(5) INTEREST INCOME

The following table presents the components of interest income:

                                                 THREE MONTHS ENDED
                                                       MARCH 31,
                                             ----------------------------
                                                 2006             2005
                                             -----------      -----------

Interest on Finance Receivables ........          52,360           33,985
Residual interest income ...............             961            1,683
Other interest income ..................           1,206              504
                                            ------------     ------------
Net interest income ....................          54,527           36,172
                                            ============     ============

(6) EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the three-month periods ended March 31, 2006 and 2005 were calculated using the weighted average number of shares outstanding for the related period. The following table reconciles the number of shares used in the computations of basic and diluted earnings (loss) per share for the three-month periods ended March 31, 2006 and 2005:

                                                                        THREE MONTHS ENDED
                                                                             MARCH 31,
                                                                       ---------------------
                                                                         2006         2005
                                                                       --------    ---------
                                                                           (IN THOUSANDS)
Weighted average number of common shares outstanding during
   the period used to compute basic earnings (loss) per share ......     21,732       21,528
Incremental common shares attributable to exercise of
   outstanding options and warrants ................................      2,456           --
                                                                       --------    ---------
Weighted average number of common shares used to compute
   diluted earnings (loss) per share ...............................     24,188       21,528
                                                                       ========    =========

If the anti-dilutive effects of common stock equivalents were considered, additional shares included in the diluted earnings (loss) per share calculation for the three-month period ended March 31, 2005 would have included an additional 2.0 million shares attributable to the exercise of outstanding options and warrants. No such anti-dilution adjustment was applicable to the three-month period ended March 31, 2006.

(7) INCOME TAXES

As of December 31, 2005, the Company had net deferred tax assets of $7.5 million, which included a valuation allowance of $43.7 million against gross deferred tax assets of $53.1 million. There were also offsetting gross deferred tax liabilities of $1.8 million. Net tax assets at March 31, 2006 were $8.3 million compared with net tax assets at December 31, 2005 of $7.5 million. The Company decreased its valuation allowance by the income tax expense for the period to result in no net income tax provision for the three-month period ended March 31, 2006. The Company has evaluated its deferred tax assets and believes that it is more likely than not that certain deferred tax assets will not be realized due to limitations imposed by the Internal Revenue Code and expected future taxable income.

(8) LEGAL PROCEEDINGS

STANWICH LITIGATION. CPS was for some time a defendant in a class action (the "Stanwich Case") brought in the California Superior Court, Los Angeles County. The original plaintiffs in that case were persons entitled to receive regular payments (the "Settlement Payments") under out-of-court settlements reached with third party defendants. Stanwich Financial Services Corp. ("Stanwich"), an affiliate of the former chairman of the board of directors of CPS, is the entity that was obligated to pay the Settlement Payments. Stanwich has defaulted on its payment obligations to the plaintiffs and in June 2001 filed for reorganization under the Bankruptcy Code, in the federal Bankruptcy Court of Connecticut. At December 31, 2004, CPS was a defendant only in a cross-claim brought by one of the other defendants in the case, Bankers Trust Company, which asserted a claim of contractual indemnity against CPS.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CPS subsequently settled the cross-claim of Bankers Trust by payment of $3.24 million, on or about February 8, 2005. Pursuant to that settlement, the court has dismissed the cross-claim, with prejudice. The amount paid by the Company was accrued for and included in Accounts payable and accrued expenses in the Company's balance sheet as of December 31, 2004.

In November 2001, one of the defendants in the Stanwich Case, Jonathan Pardee, asserted claims for indemnity against the Company in a separate action, which is now pending in federal district court in Rhode Island. The Company has filed counterclaims in the Rhode Island federal court against Mr. Pardee, and has filed a separate action against Mr. Pardee's Rhode Island attorneys, in the same court. The action of Mr. Pardee against CPS is stayed, awaiting resolution of an adversary action brought against Mr. Pardee in the bankruptcy court, which is hearing the bankruptcy of Stanwich.

The reader should consider that any adverse judgment against CPS in the Stanwich Case (or the related case in Rhode Island) for indemnification, in an amount materially in excess of any liability already recorded in respect thereof, could have a material adverse effect on the Company's financial position.

OTHER LITIGATION. On June 2, 2004, Delmar Coleman filed a lawsuit in the circuit court of Tuscaloosa, Alabama, alleging that plaintiff Coleman was harmed by an alleged failure to refer, in the notice given after repossession of his vehicle, to the right to purchase the vehicle by tender of the full amount owed under the retail installment contract. Plaintiff seeks damages in an unspecified amount, on behalf of a purported nationwide class. CPS removed the case to federal bankruptcy court, and filed a motion for summary judgment as part of its adversary proceeding against the plaintiff in the bankruptcy court. The federal bankruptcy court granted the plaintiff's motion to send the matter back to Alabama state court. CPS appealed the ruling, and the federal district court, in which the appeal was heard, has since ordered the bankruptcy court to decide whether the plaintiff has standing to pursue her claims, and, if standing is found, to reconsider its remand decision. It is possible that plaintiff may in turn appeal from the order of the district court. Although CPS believes that it has one or more defenses to each of the claims made in this lawsuit, no discovery has yet been conducted and the case remains in its earliest stages. Accordingly, there can be no assurance as to its outcome.

In June 2004, Plaintiff Jeremy Henry filed a lawsuit against the Company in the California Superior Court, San Diego County, alleging improper practices related to the notice given after repossession of a vehicle that he purchased. Plaintiff's motion for a certification of a class has been denied, and is the subject of an appeal now before the California Court of Appeal. Irrespective of the outcome of that appeal, as to which there can be no assurance, the Company has a number of defenses that may be asserted with respect to the claims of plaintiff Henry.

In August and September 2005, two plaintiffs represented by the same law firm filed substantially identical lawsuits in the federal district court for the northern district of Illinois, each of which purports to be a class action, and each of which alleges that CPS improperly accessed consumer credit information. CPS has reached agreements in principle to settle these cases, which await confirmation by the court.

The Company has recorded a liability as of March 31, 2006 that it believes represents a sufficient allowance for legal contingencies, including those described above. Any adverse judgment against the Company, if in an amount materially in excess of the recorded liability, could have a material adverse effect on the financial position of the Company.

The Company is routinely involved in various legal proceedings resulting from its consumer finance activities and practices, both continuing and discontinued. The Company believes that there are substantive legal defenses to such claims, and intends to defend them vigorously. There can be no assurance, however, as to the outcome.

(9) EMPLOYEE BENEFITS

The Company sponsors the MFN Financial Corporation Benefit Plan ("the Plan"). Plan benefits were frozen September 30, 2001. The table below sets forth the Plan's net periodic benefit cost for the three months ended March 31, 2006 and 2005.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                      2006        2005
                                                    ---------   ---------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost ...................................    $     --    $      -
Interest Cost ..................................         213         211
Expected return on assets ......................        (287)       (292)
Amortization of transition (asset)/obligation ..          (2)         (9)
Amortization of net (gain) / loss ..............          34          12
                                                    ---------   ---------
   Net periodic benefit cost ...................    $    (42)   $    (78)
                                                    =========   =========


(10) COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss) are as follows:

                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                      2006        2005
                                                    --------    ---------
Net income (loss) ..............................    $  1,790    $   (239)
Minimum pension liability, net of tax ..........          --        (185)
                                                    --------    ---------
   Comprehensive income (loss) .................    $  1,790    $   (424)
                                                    ========    =========

                                  [BACK COVER]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below are expenses (other than the selling agent's commissions and expenses) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates and actual expenses may vary considerably from these estimates depending upon how long the notes are offered and other factors:

     Securities and Exchange Commission registration fee         $  3,313
      NASD filing fee                                               3,700
      Accounting fees and expenses                                 50,000
      Blue Sky fees and expenses                                       --
      Legal fees and expenses                                      50,000
      Printing expenses                                            15,000
      Selling shareholder's counsel fees and expenses              25,000
       Miscellaneous                                               22,987
                                                                 --------
          TOTAL                                                  $170,000
                                                                 ========
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under California law, a California corporation may eliminate or limit the personal liability of a director of the corporation for monetary damages for breach of the director's duty of care as a director, provided that the breach does not involve certain enumerated actions, including, among other things, intentional misconduct or knowing and culpable violation of the law, acts or omissions which the director believes to be contrary to the best interests of the corporation or its shareholders or which reflect an absence of good faith on the director's part, the unlawful purchase or redemption of stock, payment of unlawful dividends, and receipt of improper personal benefits. The registrant's Board of Directors believes that such provisions have become commonplace among major corporations and are beneficial in attracting and retaining qualified directors, and the registrant's Articles of Incorporation include such provisions.

The registrant's Articles of Incorporation and Bylaws also impose a mandatory obligation upon the registrant to indemnify any director or officer to the fullest extent authorized or permitted by law (as now or hereinafter in effect), including under circumstances in which indemnification would otherwise be at the discretion of the registrant.

In the form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement, it is anticipated that the underwriter will agree to indemnify, under certain conditions, the registrant, its officers and directors, and persons who control the registrant within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


Exhibit No.        Description
--------------     -------------------------------------------------------------
*1.1               Form of Underwriting Agreement

*5.1 Opinion of Andrews Kurth LLP with respect to legality of the securities registered

*23.1              Consent of Andrews Kurth LLP (included in Exhibit 5.1)

23.2               Consent of McGladrey & Pullen LLP

23.3               Consent of KPMG LLP

__________________

*     To be filed by amendment.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(a) That, for purposes of determining any liability under the Securities Act, the undersigned registrant undertakes that each filing of an annual report of the undersigned registrant pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, State of California, on June 26, 2006.

                  CONSUMER PORTFOLIO SERVICES, INC.

           By:    /s/ CHARLES E. BRADLEY, JR.
                  Charles E. Bradley, Jr., President and Chief Executive Officer

                                POWER OF ATTORNEY

Each person whose signature appears below appoints Charles E. Bradley, Jr. and Jeffrey P. Fritz, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, and any and all pre-effective and post-effective amendments thereto as well as any related registration statements (or amendment thereto) filed pursuant to Rule 462(b) promulgated by the Securities Act of 1933, as amended, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated below.

Signature                         Title                                                    Date
/s/ CHARLES E. BRADLEY, JR.
-------------------------------                                                            June 26, 2006
Charles E. Bradley, Jr.           Chairman of the Board of Directors, President, and
                                  Chief Executive Officer (Principal Executive Officer)
/s/ JEFFREY P. FRITZ
-------------------------------                                                            June 26, 2006
Jeffrey P. Fritz                  Sr. Vice President (Principal Financial and Accounting
                                  Officer)
/s/ E. BRUCE FREDRIKSON
-------------------------------                                                            June 26, 2006
E. Bruce Fredrikson               Director

-------------------------------                                                            June   , 2006
John E. McConnaughy               Director

/s/ JOHN G. POOLE
-------------------------------                                                            June 26, 2006
John G. Poole                     Director

/s/ WILLIAM B. ROBERTS
-------------------------------                                                            June 26, 2006
William B. Roberts                Director

/s/ JOHN C. WARNER
-------------------------------                                                            June 26, 2006
John C. Warner                    Director

/s/ DANIEL S. WOOD
-------------------------------                                                            June 26, 2006
Daniel S. Wood                    Director

                                  EXHIBIT INDEX

Exhibit No.        Description
---------------    ---------------------------------------------------
23.2               Consent of McGladrey & Pullen LLP

23.3               Consent of KPMG LLP